PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL



05007281

April 6, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL


RECEIVED
APR 1 1 2005

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from February 1 2005 to March 31 2005.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

4/18

Yours faithfully,

By: 

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM FEBRUARY 1, 2005 TO MARCH 31, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2004 (Exhibit A1)
   See Annex B for a brief description.

B. JAPANESE LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2004 (Exhibit B1)
   See Annex B for a brief description.

2. Interim Business Report to shareholders for fiscal 2004 (Exhibit B2)
   See Annex B for a brief description.

3. Extraordinary Reports:
   See Annex B for a brief description.

   (a) Extraordinary Report dated March 11, 2005 (Exhibit B3(a)).
   (b) Extraordinary Report dated March 11, 2005(*) (Exhibit B3(b)).

4. Amendment Reports of Extraordinary Reports:
   See Annex B for a brief description.

   Amendment Report of Extraordinary Report dated March 25, 2005 (Exhibit B4).

5. Public Announcements (summary English translations attached):

   (a) "Statement on Media Reports on Revision of SMFG's Earnings Forecast and Personnel Issues" dated February 4, 2005 (Exhibit B5(a)).
   (b) "Statement on Media Reports" dated February 10, 2005 (Exhibit B5(b)).
   (c) "Statement on Today's Announcement of Merger Ratio by MTFG and UFJ Holdings" dated February 18, 2005 (Exhibit B5(c)).
   (d) "Withdrawal of Proposal for Integration with UFJ Group" dated February 25, 2005 (Exhibit B5(d)).
   (e) "Notice regarding Revision of Consolidated Earnings and Dividends Forecasts for the Fiscal Year Ending March 31, 2005" dated February 28, 2005 (Exhibit B5(e)).
   (f) "Notice regarding Issuance of Preferred Stock" dated March 10, 2005 (Exhibit B5(f)).
   (g) "Notice regarding Allocation of First Series Type 6 Preferred Stock" dated March 25, 2005 (Exhibit B5(g)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Financial Report for fiscal 2004 (Exhibit B1)

   Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

2. Interim Business Report to shareholders for fiscal 2004 (Exhibit B2)

   Report made available to SMFG's shareholders, containing prescribed data and detailed information in tabular form relating to SMFG's business and operations.

3. Extraordinary Reports:

   (a) Report to the Minister of Finance concerning an issuance of preferred stock. (Exhibit B3(a))
   (b) Report to the Minister of Finance concerning an issuance of preferred stock.(*) (Exhibit B3(b))

4. Amendment Reports of Extraordinary Reports:

   Report to the Minister of Finance concerning an amendment of Extraordinary Report dated March 11, 2005 regarding an issuance of preferred stock. (Exhibit B4)

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

File No. 82-4395
Exhibit A1



SMFG SUMITOMO MITSUI FINANCIAL GROUP

FISCAL YEAR 2004 INTERIM FINANCIAL REPORT

APRIL 1 — SEPTEMBER 30, 2004

SUMITOMO MITSUI FINANCIAL GROUP

SUMITOMO MITSUI BANKING CORPORATION

Our Mission

The Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Profile (as of September 30, 2004)

Company Name: Sumitomo Mitsui Financial Group, Inc.

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan

Chairman of the Board: Akishige Okada (Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)

President & CEO: Yoshifumi Nishikawa (Concurrent President and CEO at Sumitomo Mitsui Banking Corporation)

Capital Stock: ¥1,247.7 billion

Business Description:
Management of the affairs of subsidiaries and relevant ancillary functions

Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Shares Issued and Outstanding:

Ordinary Shares:	6,205,379.18
Type 1 Preference Shares:	35,000
Type 2 Preference Shares:	100,000
Type 3 Preference Shares:	695,000
Type 4 Preference Shares (1st series):	4,175
Type 4 Preference Shares (2nd series):	4,175
Type 4 Preference Shares (3rd series):	4,175
Type 4 Preference Shares (4th series):	4,175
Type 4 Preference Shares (5th series):	4,175
Type 4 Preference Shares (6th series):	4,175
Type 4 Preference Shares (7th series):	4,175
Type 4 Preference Shares (8th series):	4,175
Type 4 Preference Shares (9th series):	4,175
Type 4 Preference Shares (10th series):	4,175
Type 4 Preference Shares (11th series):	4,175
Type 4 Preference Shares (12th series):	4,175
Type 4 Preference Shares (13th series):	114,202

Credit Ratings

Credit ratings for applicable companies within SMFG as of January 31, 2005 are as follows:

○ **Sumitomo Mitsui Banking Corporation**

	Long-term	Short-term
Moody's	A1	P–1
S&P	A–	A–1
Fitch	A–	F1
R&I	A	a–1
JCR	A+	J–1+

● **Sumitomo Mitsui Card Company, Limited**

	Long-term	Short-term
JCR	A+	J–1+

◉ **SMBC Leasing Company, Limited**

	Long-term	Short-term
JCR	A	J–1

CONTENTS

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

Sumitomo Mitsui Banking Corporation
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-3501-1111

February 2005

Printed on recycled paper

Foreword



We are pleased to present to you the Fiscal Year 2004 Interim Financial Report, summarizing our activities and results in the first half of fiscal 2004.

Our core priorities are providing greater value-added products and services that meet the diversified and increasingly sophisticated needs of our customers, and strengthening our financial base and profitability to further improve our financial results. Through the accomplishment of these priorities, we aim to further solidify the trust of our customers and the market.

We look forward to your continued support and encouragement as we take steps toward the next stage of our development.

February 2005

Akishige Okada
Chairman of the Board

Yoshifumi Nishikawa
President and Chief Executive Officer

President's Message

Review of the First Half of Fiscal 2004
In the first half of fiscal 2004, the Japanese economy continued to accelerate on higher exports and capital investment, though there were some adjustments in inventory. Short-term interest rates remained near zero, and long-term interest rates declined due to the wariness about the economic outlook after a rise at the beginning of August. The stock market at the end of September was slightly weaker compared with the March-end level which had recovered sharply.

In this business environment, in the first half, we made progress in our two business policies in fiscal 2004: completion of intensive improvement in asset quality, and enhancement of profitability by accelerating the offensive in strategic businesses.

Firstly, to complete intensive improvement in asset quality, Sumitomo Mitsui Banking Corporation (SMBC) reduced the non-performing loan (NPL) balance by approximately ¥330 billion to approximately ¥2.48 trillion, and the NPL ratio to 4.4% at the end of September. As a result, SMBC achieved the target of halving the March-end 2002 NPL ratio of 8.9% by the end of March 2005 six months ahead of schedule. On stockholdings, though SMBC had already substantially reduced the balance to below the level required under the restrictions on banks' stockholdings, it sold approximately ¥200 billion in the first half to further reduce stock price fluctuation risk.

Secondly, to enhance profitability by accelerating the offensive in strategic businesses, SMBC further reinforced businesses with competitive advantage, and recorded banking profit of approximately ¥470 billion in the first half, exceeding the original forecast. The breakdown of the result by business is as follows. In new-type unsecured loans to small and medium-sized enterprises (SMEs), new origination of main products, such as *Business Select Loan* and *N-Fund Loan*, totaled approximately ¥1.6 trillion, a year-over-year increase of approximately 30%. In financial consulting for individuals, origination of mortgage loans, balance of investment trusts under SMBC account, and accumulated sales amount of pension-type insurances increased steadily. As for the investment banking business, main businesses such as loan syndication, structured finance and securitization of money claims generated significantly higher profits year over year. Moreover, profits related to the collaboration with Daiwa Securities SMBC Co., Ltd., such as in equity and bond underwriting and sales of investment products, rose steadily.

Business Policy in the Second Half of Fiscal 2004
In the second half, in addition to the completion of the intensive improvement in asset quality, we will proactively take a Groupwide approach to accelerate the offensive in strategic businesses to strengthen Group profitability.

1. Completion of Intensive Improvement in Asset Quality
As for the completion of intensive improvement in asset quality, SMBC plans to further reduce the NPL balance to less than ¥2 trillion and the NPL ratio to less than 4% by the end of this fiscal year through further efforts for corporate recoveries, prevention of deterioration of borrowers' financial conditions and off-balancing. Also, SMBC will continue to reduce its stockholdings.

2. Acceleration of the Offensive in Strategic Businesses
As for the acceleration of the offensive in strategic businesses, SMBC will continue to reinforce businesses with competitive advantages. In addition, it will promote the early establishment of a solid earnings base in some strategic business areas.

New-Type Unsecured Loans to SMEs
SMBC will additionally expand marketing channels and improve products to further increase loan volume of new-type unsecured loans to SMEs. Specifically, SMBC will expand specialized marketing channels for the *Business Select Loan*, and re-examine interest rate structure of the *N-Fund Loan* to improve its price competitiveness.

Financial Consulting for Individuals
SMBC will continue to expand the specialized marketing channel, SMBC Consulting Plazas, of which 37 were newly opened in the first half, and reinforce consultancy capability by providing a wider lineup of investment products, such as foreign currency bonds, occasioned by the lifting of the ban on securities intermediary business for individuals in last December.

Investment Banking Business
SMBC will further enhance its solution providing ability, and provide loan syndication, structured finance and other products to a wider range of customers to grow profit in the investment banking business.

Overseas Businesses
For the early establishment of an earnings base, SMBC will continue to strengthen Asian business centered on China, and strategically allocate

business resources in the Americas and Europe to increase business volume.

3. Enhancement of Group Profitability

To enhance Group profitability, we will proactively reinforce Group companies through their collaboration, and promote strategic alliance with leading companies.

Reinforcement of Group Companies through Collaboration

We will further promote collaboration among Group companies including SMBC to strengthen their businesses. We will enhance collaboration and strengthen Group profitability with initiatives such as reinforcement of credit card and consumer finance business by Sumitomo Mitsui Card Company, Limited, development of small and medium-sized customers by SMBC Leasing Company, Limited, and development of IT business opportunities utilizing financial system know-how by the Japan Research Institute, Limited.

Promotion of Strategic Alliance with Leading Companies

As the alliance strategy, we will further reinforce collaboration with the Daiwa Securities Group in investment banking business, and promote strategic alliance with Promise Co., Ltd. in consumer finance.

Daiwa Securities SMBC, established five years ago, has been steadily increasing profits related to the collaboration with SMBC under the established collaboration systems. The securities intermediary business for corporate customers which was started last December will be the opportunity to further strengthen the collaboration. The new specialized department, whose staff includes approximately 30 experts from the Daiwa Securities Group, was established, and sales of foreign bonds and structured bonds are being promoted.

With the strategic alliance with Promise announced last June, SMBC's marketing channels and customer base, and Promise's expertise and know-how are being leveraged to establish a new business model. New-type automatic contract machines will be installed at 400 SMBC branches, and three types of consumer loans will be launched this April under the business alliance agreed last September. Preparations to start the new business will be further accelerated.

4. Repayment of Public Fund

Last November, we repaid ¥201 billion of public fund



preferred stocks owned by the government. The repayment of the public fund was scheduled to start next fiscal year, but was moved up thanks to the buildup of retained earnings and steady improvement in profitability as a result of our recent efforts. We are aiming for an early repayment of the remaining ¥1.1 trillion by further boosting profitability.

In Closing

We have made progress in our two key issues: the intensive improvement in asset quality, and the further enhancement of profitability through our concentrated efforts. We have entered the final stage of completion of the intensive improvement in asset quality, and developed a number of strategic businesses with competitive advantages into pillars of earnings through offensive measures, mainly the expansion of marketing channels.

Henceforth, we will boldly and dynamically allocate and invest human resources, capital, assets and other resources toward achieving sustainable growth. We will implement various initiatives with speed, our strength, to enhance profits, thereby further accelerating the increase of corporate value.

Yoshifumi Nishikawa
President and Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.

February 2005



▷ www.smbc.co.jp/global/

SMBC

SUMITOMO MITSUI BANKING CORPORATION

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks, The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly owned subsidiary. SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas.

As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

■ **Consolidated**

	Billions of yen			
	Sept. 30, 2004	Mar. 31, 2004	Mar. 31, 2003	Mar. 31, 2002
For the Interim Term (Year):				
Total income	¥ 1,355.0	¥ 2,843.5	¥ 3,561.8	¥ 3,809.1
Income (loss) before income taxes and minority interests	65.1	356.3	(542.6)	(604.3)
Net income (loss)	31.3	301.6	(429.3)	(463.8)
At Interim Term- (Year-) End:				
Total stockholders' equity	¥ 2,695.7	¥ 2,722.1	¥ 2,142.5	¥ 2,912.6
Total assets	98,632.8	99,843.2	102,394.6	108,005.0



Company Name:	Sumitomo Mitsui Banking Corporation
Business Profile:	Banking
Establishment:	June 6, 1996
Head Office:	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO:	Yoshifumi Nishikawa
Number of Employees: (as of September 30, 2004)	22,431
Network: (as of September 30, 2004)	
Domestic:	1,416 locations*
Branches	477 (including 28 specialized deposit account branches)
Subbranches	134
Offices handling nonbanking business	15
Automated service centers	790
Overseas:	37 locations
Branches	20
Subbranches	3
Representative offices	14

*Excluding the number of ATMs installed at corporate client facilities and convenience stores



▶ www.smbc-card.com*

SUMITOMO MITSUI CARD COMPANY, LIMITED

Sumitomo Mitsui Card Company, Limited was established in December 1967 as The Sumitomo Credit Service Company, Limited. As the pioneer in the issuance of the Visa Card in Japan after starting operations in June 1968, it has been supported by many customers and continues to hold the leading position in the domestic card industry. Its name was changed to Sumitomo Mitsui Card Company, Limited in April 2001. In July of that year, the company integrated the Visa and MasterCard operations of Sakura Card Co., Ltd. Revenue for the year ended March 31, 2004 came to ¥3,258 billion, with the number of cardholders reaching over 12 million.

Committed to being a world-class leader in its field, Sumitomo Mitsui Card provides its customers with the most convenient and user-friendly card services.

	Billions of yen			
	Sept. 30, 2004	Mar. 31, 2004	Mar. 31, 2003	Mar. 31, 2002
For the Interim Term (Year):				
Revenues from credit card operations	¥1,741.4	¥3,258.4	¥3,035.5	¥2,813.1
Operating revenue	63.9	126.3	122.1	116.4
Operating profit	10.0	18.5	16.0	9.6
At Interim Term- (Year-) End:				
Number of cardholders (in thousands)	13,091	12,758	12,118	11,708
Number of merchant outlets (in thousands)	2,987	2,892	2,699	2,531



Company Name:	Sumitomo Mitsui Card Company, Limited
Business Profile:	Credit card services
Establishment:	December 26, 1967
Head Office:	
Tokyo Head Office	5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office	4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO:	Michiyoshi Kuriyama
Number of Employees: (as of September 30, 2004)	1,701

*Currently in Japanese only

▷ www.smbcleasing.co.jp*



SMBC LEASING COMPANY, LIMITED

SMBC Leasing Company, Limited, and its subsidiaries specialize in providing tailor-made solutions for corporate customers' large-scale capital investment needs. The company and its subsidiaries combine a broad spectrum of leasing products such as energy-saving equipment, commercial real estate properties (shops, factories and warehouses), overseas facilities for Japanese companies expanding abroad, and all types of medical equipment for clinics. In addition, they provide online leasing services, including support for the sales activities of manufacturers and dealers.

SMBC Leasing offers the "*Select Lease*" service, which is designed to enable prompt response to the needs of small and medium-sized businesses. The company and its subsidiaries also engage in the leasing of motor vehicles (for personal as well as commercial use) and operate a rental business focused on instruments, PCs and other IT equipment, as well as various measuring instruments.

In recent years, the extremely fast pace of technological progress and the need for companies to greatly improve efficiency have made leasing a highly effective option for plant and equipment investment. SMBC Leasing is both a pioneer and a leading player in this industry, and to maintain its position, the company's management constantly seeks to ensure ever-higher levels of quality in the services it provides.

	Billions of yen			
	Sept. 30, 2004	Mar. 31, 2004	Mar. 31, 2003	Mar. 31, 2002
For the Interim Term (Year):				
Revenues from leasing operations	¥258.0	¥555.7	¥466.4	¥443.6
Operating revenue	287.8	553.0	515.0	479.0
Operating profit	13.4	23.2	20.4	16.9



Company Name: SMBC Leasing Company, Limited
Business Profile: Leasing
Establishment: September 2, 1968
Head Office:
Tokyo Head Office: 3-9-4, Nishishimbashi, Minato-ku, Tokyo
Osaka Head Office: 3-10-19, Minamisemba, Chuo-ku, Osaka
President & CEO: Youhei Shiraga
Number of Employees: 939
(as of September 30, 2004)

*Currently in Japanese only

▷ www.jri.co.jp/english/



The Japan Research Institute, Limited

The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high-value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank. Targeting customers in a wide range of sectors, JRI offers services such as the design and development of strategic information systems, and the provision of outsourced services. The institute particularly enjoys a high reputation in the development of IT systems for the financial services industry. It is also active in research and analysis of both domestic and overseas economies, formulation of policy recommendations and management innovation, and IT-related consulting. JRI also assists in the incubation of new markets and businesses.

JRI plays a key role as the core IT specialist within the Group, and we are leveraging the merits offered by SMBC's computer system resources, related expertise, and greater scale to enable us to provide still more sophisticated solutions and become the top player in this field.

	Billions of yen			
	Sept. 30, 2004	Mar. 31, 2004	Mar. 31, 2003	Mar. 31, 2002
For the Interim Term (Year):				
Operating revenue	¥52.8	¥105.1	¥70.2	¥67.4
Operating profit	0.9	7.6	7.6	7.5



Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, management consulting, and economic research
Establishment: November 1, 2002
Head Office:
Tokyo Head Office: 16, Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office: 1-5-8, Shimmachi, Nishi-ku, Osaka
President & CEO: Shunichi Okuyama
Number of Employees: 3,159
(as of September 30, 2004)

Fiscal 2004: Major Initiatives and Financial Products

Note: Bold=new product updates; Green=corporate strategy initiatives

May	Arranged international syndicated loan to finance a major redevelopment project in Indonesia Participated in the Trade Finance Facilitation Program (TFFP) sponsored by the Asian Development Bank Conducted *Web Passbook* advertising campaign Launched the *Branch Navi Service*, an Internet-based appointment service for bank branches
June	Opened SMBC Shinagawa Consulting Plaza **Started marketing Japan Sovereign Open Fund** Arranged syndicated loan to provide non-recourse financing for the Tokyo Mid-Town Project (redevelopment of the former Defense Agency site in Roppongi, Tokyo) **Agreed to form a strategic alliance with Promise Co., Ltd.**
July	Commenced expansion of the SMBC Consulting Plaza network Provided project financing for Tokyo Waterfront Recycle & Electric Generating Project, which utilizes industrial waste as fuel Provided financing for two large PFIs—housing development projects for civil servants in Nagoya
August	**Launched e-mail Notification Service**
September	Established tie-ups with four universities to promote industry-academia cooperation **Signed a business alliance agreement with Promise Co., Ltd.** **Commenced marketing of GS (Goldman Sachs) High-yield Bond Fund**
October	Opened SMBC Futakotamagawa Consulting Plaza **Introduced cash card service with adjustable withdrawal ceiling** Established Consumer Finance Department **Commenced marketing *Reciente*, an insurance annuity** **Started providing special business loans to corporate customers to aid their recovery from damages caused by the Niigata earthquake on October 23, 2004**
November	**Converted At-Loan Co., Ltd. into a wholly owned subsidiary** **Started developing plans for a joint venture business centered on At-Loan Co., Ltd.** ***Started offering special low-interest housing loans to victims of the Niigata earthquake*** **Began marketing medical institution bonds** **Made partial repayment of public fund (preferred stocks) and repurchased own shares**
December	Established Securities Marketing Department and entered the securities intermediary business **Launched a campaign offering housing loans with fixed interest (for the entire loan-repayment period)** **Started marketing *Business Select CLO Loans* (guaranteed by Japan Finance Corporation for Small and Medium Enterprise)** Opened Hanoi Representative Office Opened Hangzhou Branch

Financial Highlights

Sumitomo Mitsui Financial Group

Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

■ Consolidated

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
For the Interim Term (Year):			
Total income	**¥ 1,780,844**	¥ 1,802,256	¥ 3,669,531
Total expenses	**1,684,128**	1,615,376	3,264,636
Net income	**53,372**	143,492	330,414
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥ 3,020,911**	¥ 2,745,476	¥ 3,070,942
Total assets	**101,054,242**	100,725,500	102,215,172
Risk-monitored loans	**2,868,696**	4,422,255	3,297,981
Reserve for possible loan losses	**1,222,391**	1,699,431	1,422,486
Net unrealized gains on other securities	**484,076**	303,629	575,612
Capital ratio (BIS guidelines)	**10.93%**	10.95%	11.37%
Number of employees	**42,339**	43,813	42,014
Per Share (Yen):			
Stockholders' equity	**¥230,491.11**	¥165,291.87	¥215,454.83
Net income	**9,119.40**	24,993.09	52,314.75
Net income — diluted	**5,245.69**	15,608.81	35,865.20

Notes: 1. Unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period. For details, please refer to page 10.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

□ Nonconsolidated

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
For the Interim Term (Year):			
Operating income	**¥ 205,265**	¥ 7,146	¥ 55,515
Operating expenses	**1,312**	1,508	3,044
Net income	**202,194**	4,829	50,505
Capital stock	**1,247,650**	1,247,650	1,247,650
Number of shares issued			
Preferred stock	**994,302**	1,132,099	1,132,099
Common stock	**6,205,379**	5,796,010	5,796,010
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥3,328,039**	¥3,127,494	¥3,172,721
Total assets	**3,558,800**	3,357,722	3,403,007
Number of employees	**99**	98	97
Per Share (Yen):			
Stockholders' equity	**¥279,738.68**	¥229,727.04	¥232,550.74
Dividends:			
Common stock	**—**	—	3,000
Preferred stock (Type 1)	**—**	—	10,500
Preferred stock (Type 2)	**—**	—	28,500
Preferred stock (Type 3)	**—**	—	13,700
Preferred stock (1st series Type 4)	**—**	—	135,000
Preferred stock (2nd series Type 4)	**—**	—	135,000
Preferred stock (3rd series Type 4)	**—**	—	135,000
Preferred stock (4th series Type 4)	**—**	—	135,000
Preferred stock (5th series Type 4)	**—**	—	135,000
Preferred stock (6th series Type 4)	**—**	—	135,000
Preferred stock (7th series Type 4)	**—**	—	135,000
Preferred stock (8th series Type 4)	**—**	—	135,000
Preferred stock (9th series Type 4)	**—**	—	135,000
Preferred stock (10th series Type 4)	**—**	—	135,000
Preferred stock (11th series Type 4)	**—**	—	135,000
Preferred stock (12th series Type 4)	**—**	—	135,000
Preferred stock (13th series Type 4)	**—**	—	67,500
Net income	**34,489.13**	833.45	3,704.49

Note: All SMFG employees are on secondment assignment from SMBC and another Group company.

Sumitomo Mitsui Banking Corporation

Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

■ Consolidated

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
For the Interim Term (Year):			
Total income	**¥ 1,355,055**	¥ 1,408,367	¥ 2,843,502
Total expenses	**1,289,905**	1,239,610	2,487,197
Net income	**31,379**	132,388	301,664
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥ 2,695,749**	¥ 2,482,647	¥ 2,722,161
Total assets	**98,632,829**	98,449,957	99,843,258
Risk-monitored loans	**2,808,404**	4,352,301	3,229,219
Reserve for possible loan losses	**1,183,025**	1,652,181	1,375,921
Net unrealized gains on other securities	**474,107**	302,671	568,407
Capital ratio (BIS guidelines)	**11.03%**	11.21%	10.89%
Number of employees	**34,284**	35,547	33,895
Per Share (Yen):			
Stockholders' equity	**¥28,901.73**	¥21,558.27	¥25,928.02
Net income	**571.79**	2,415.33	5,238.85
Net income — diluted	**544.38**	2,335.62	5,231.31

Notes: 1. Unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

□ Nonconsolidated

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
For the Interim Term (Year):			
Total income	**¥ 1,140,745**	¥ 1,232,071	¥ 2,489,187
Total expenses	**1,027,674**	1,089,082	2,170,341
Net income	**118,554**	139,659	301,113
(Appendix)			
Gross banking profit (A)	**¥ 762,716**	¥ 795,339	¥ 1,584,127
Banking profit	**821,314**	499,308	1,000,132
Banking profit (before provision for general reserve for possible loan losses)	**471,580**	499,308	1,000,132
Expenses (excluding nonrecurring losses) (B)	**291,136**	296,030	583,995
Expense ratio (B) / (A)	**38.2%**	37.2%	36.9%
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥ 2,756,776**	¥ 2,611,621	¥ 2,870,870
Total assets	**92,742,940**	92,779,975	94,109,074
Deposits	**65,250,782**	61,201,211	63,656,771
Loans and bills discounted	**50,723,607**	55,153,522	50,810,144
Securities	**23,524,899**	21,847,113	26,592,584
Risk-monitored loans	**2,390,768**	3,833,032	2,774,889
Problem assets based on the Financial Reconstruction Law	**2,484,350**	3,866,611	2,811,234
Reserve for possible loan losses	**962,583**	1,518,988	1,250,751
Net unrealized gains on other securities	**457,372**	306,912	556,146
Capital stock	**¥ 559,985**	¥ 559,985	¥ 559,985
Capital ratio (BIS guidelines)	**11.35%**	11.52%	11.36%
Return on Equity	**14.65%**	24.34%	22.49%
Number of employees	**17,658**	18,792	17,546
Per Share (Yen):			
Stockholders' equity	**¥30,007.03**	¥23,911.29	¥28,641.10
Dividends:			
Common stock	**683**	528	4,177
Preferred stock (Type 1)	**10,500**	10,500	10,500
Preferred stock (Type 2)	**28,500**	28,500	28,500
Preferred stock (Type 3)	**13,700**	13,700	13,700
Net income	**2,160.29**	2,547.97	5,228.80

Notes: 1. Please refer to page 60 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
2. Unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period. For details, please refer to page 14.
3. Interim dividends for fiscal 2004 will be paid to stockholders and registered pledgees as of December 31, 2004. The maximum payable amounts are shown in the table above. The actual amounts and other details will be decided at a meeting of Board of Directors to be held after January 2005.
4. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.

Financial Review

Sumitomo Mitsui Financial Group (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The following is a summary of SMFG's consolidated financial results for the first half of fiscal 2004, the six-month period ended September 30, 2004.

1. Operating Results

Business results for the first half of fiscal 2004 include the results of 166 consolidated subsidiaries (120 in Japan and 46 overseas) and 50 subsidiaries and affiliates accounted for by the equity method (22 in Japan and 28 overseas).

Gross profit showed a year-on-year decrease of ¥29.1 billion, to ¥1,019.9 billion, primarily attributable to a decline in net interest income. After factoring in general and administrative expenses, total credit cost and gains on stocks, ordinary profit showed a year-on-year decrease of ¥51.4 billion to ¥114.1 billion. Net income decreased by ¥90.1 billion to ¥53.4 billion, due in part to the posting of extraordinary losses of ¥17.4 billion and income taxes of ¥14.3 billion under tax-effect accounting.

Deposits (excluding negotiable certificates of deposit) as of September 30, 2004, stood at ¥67,619.9 billion, a ¥2,286.5 billion increase compared with the previous fiscal year-end. Negotiable certificates of deposit stood at ¥3,038.3 billion, a decrease of ¥481.1 billion over the same period.

Loans and bills discounted increased ¥39.2 billion to ¥55,422.0 billion, while securities decreased ¥2,976.7 billion to ¥24,073.1 billion.

Stockholders' equity decreased ¥50.0 billion during the first-half period to ¥3,020.9 billion due to a decrease in the net unrealized gains on other securities (available-for-sale securities).

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

September 30, 2004 and 2003, and March 31, 2004

	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Consolidated subsidiaries	**166**	169	165
Subsidiaries and affiliates accounted for by the equity method	**50**	48	48

Income Summary

Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

	Millions of yen		
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004
Consolidated gross profit	**¥1,019,955**	¥1,049,121	¥2,069,501
Net interest income	**595,790**	663,237	1,281,070
Trust fees	**729**	84	334
Net fees and commissions	**235,379**	195,190	424,176
Net trading income	**30,322**	163,904	304,094
Net other operating income	**157,732**	26,704	59,825
General and administrative expenses	**(423,612)**	(448,094)	(866,549)
Total credit cost	**(612,826)**	(441,522)	(971,455)
Write-off of loans	**(391,236)**	(388,924)	(660,382)
Provision for specific reserve	**(408,321)**	(244,860)	—
Provision for general reserve for possible loan losses	**240,215**	228,302	—
Others	**(53,482)**	(36,041)	(311,072)
Gains on stocks	**48,817**	20,604	101,496
Equity in earnings of affiliates	**12,893**	8,044	15,700
Other income (expenses)	**68,873**	(22,644)	(5,848)
Ordinary profit	**114,100**	165,508	342,844
Extraordinary gains (losses)	**(17,385)**	21,371	62,049
Income before income taxes and minority interests	**96,715**	186,880	404,894
Income taxes:			
Current	**(17,079)**	(22,436)	(24,289)
Refund	**8,104**	—	—
Deferred	**(5,277)**	5,137	(8,593)
Minority interests in net income	**(29,090)**	(26,087)	(41,596)
Net income	**¥ 53,372**	¥ 143,492	¥ 330,414
[Reference]			
Consolidated banking profit (Billions of yen)	**¥ 544.9**	¥ 532.7	¥ 1,090.6

Notes: 1. Consolidated gross profit = (Interest income − Interest expenses) + Trust fees + (Fees and commissions (income) − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)

2. Consolidated banking profit = SMBC's nonconsolidated banking profit (before provision for general reserve for possible loan losses) + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit x Ownership ratio − Internal transactions (dividends, etc.)

Assets, Liabilities and Stockholders' Equity

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Assets	**¥101,054,242**	¥100,725,500	¥102,215,172
Loans and bills discounted	**55,422,034**	59,666,363	55,382,800
Securities	**24,073,122**	22,451,050	27,049,901
Liabilities	**97,015,765**	96,974,137	98,150,534
Deposits	**67,619,961**	63,142,263	65,333,426
Negotiable certificates of deposit	**3,038,333**	3,379,610	3,519,464
Minority interests	**1,017,565**	1,005,886	993,696
Stockholders' equity	**3,020,911**	2,745,476	3,070,942

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities at September 30, 2004 amounted to ¥478.9 billion, which was a decrease of ¥89.3 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are directly charged to stockholders' equity, decreased by ¥91.5 billion over the same period, to ¥484.2 billion.

The decrease in unrealized gains on other securities was attributable to a decline in gains on stocks of ¥88.0 billion, which more than offset a decline in unrealized losses on bonds of ¥45.1 billion.

Unrealized Gains (Losses) on Securities

September 30, 2004 and March 31, 2004

	Millions of yen						
	Sept. 30, 2004				Mar. 31, 2004		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (5,289)**	**¥ 2,136**	**¥ 2,365**	**¥ 7,655**	¥ (7,425)	¥ 2,840	¥ 10,266
Other securities	**484,076**	**(91,536)**	**664,737**	**180,661**	575,612	787,517	211,904
Stocks	**581,686**	**(88,098)**	**637,425**	**55,738**	669,784	736,878	67,094
Bonds	**(58,118)**	**45,138**	**18,409**	**76,527**	(103,256)	18,590	121,847
Others	**(39,492)**	**(48,576)**	**8,902**	**48,395**	9,084	32,047	22,963
Other money held in trust	**154**	**33**	**271**	**116**	121	222	100
Total	**478,941**	**(89,367)**	**667,374**	**188,433**	568,308	790,580	222,271
Stocks	**581,686**	**(88,098)**	**637,425**	**55,738**	669,784	736,878	67,094
Bonds	**(63,966)**	**47,817**	**20,093**	**84,060**	(111,783)	20,330	132,113
Others	**(38,778)**	**(49,085)**	**9,855**	**48,634**	10,307	33,371	23,063

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and commercial papers as well as beneficiary claims on loan trusts in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mostly calculated with the average market price during the final month of the interim period. The rest of the securities are valuated at the market price as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
Of "Unrealized gains (losses) on other securities" as of September 30, 2004 shown above, ¥22,199 million is included in this interim term's earnings because of the application of fair value hedge accounting. Consequently, the base amount used in the calculation of the amount to be charged to stockholders' equity has decreased by ¥22,199 million. Similarly, as of March 31, 2004, ¥23,452 million is included in fiscal 2003's earnings because of the application of fair value hedge accounting. Consequently, the base amount used in the calculation of the amount to be charged to stockholders' equity has decreased by ¥23,452 million.

3. Consolidated Capital Ratio (BIS Guidelines)

SMFG's consolidated capital ratio (BIS guidelines) at September 30, 2004 was 10.93%.

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,621.4 billion, representing a ¥115.9 billion decrease from the previous fiscal year-end.

On the other hand, risk-adjusted assets, the denominator in the equation, increased ¥1,335.1 billion to ¥60,539.1 billion from the previous fiscal year-end. This was mainly attributable to the active marketing of housing loans and new type unsecured loans to midsized companies and small and medium-sized companies.

Consolidated Capital Ratio (BIS Guidelines)

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Tier I capital (A)	**¥ 3,645,613**	¥ 3,468,838	¥ 3,571,604
Tier II capital included as qualifying capital (B)	**3,419,442**	3,235,345	3,416,547
Deductions (C)	**(443,633)**	(244,075)	(250,754)
Total capital (D) = (A) + (B) − (C)	**¥ 6,621,422**	¥ 6,460,108	¥ 6,737,397
Risk-adjusted assets (E)	**¥60,539,127**	¥58,991,970	¥59,204,015
Capital ratio (BIS guidelines) = (D) / (E) × 100	**10.93%**	10.95%	11.37%

Sumitomo Mitsui Banking Corporation (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

The following is a summary of SMBC's nonconsolidated financial results for the first half of fiscal 2004, the six-month period ended September 30, 2004.

1. Operating Results

Banking profit (before provision for general reserve for possible loan losses) for the first half of fiscal 2004 decreased ¥27.7 billion to ¥471.6 billion year-on-year, as a result of a ¥32.6 billion decrease in gross banking profit to ¥762.7 billion and a ¥4.9 billion decrease in expenses (excluding nonrecurring losses) to ¥291.1 billion.

Ordinary profit, calculated by adjusting banking profit (before provision for general reserve for possible loan losses) for nonrecurring items such as reversal of general reserve for possible loan losses, total credit cost and gains on stocks, increased ¥20.0 billion to ¥125.2 billion.

Net income came to ¥118.6 billion, a year-on-year decrease of ¥21.0 billion.

2. Income Analysis

Gross Banking Profit

Gross banking profit for the first half of fiscal 2004 declined ¥32.6 billion year-on-year to stand at ¥762.7 billion. In domestic operations, gross banking profit increased ¥31.1 billion year-on-year, to ¥590.1 billion. This was a result of a ¥17.5 billion increase in gains on bond transactions, mainly JGBs, as well as a ¥22.4 billion increase in net revenue from fees and commissions on private pension insurance and loan syndications, which more than offset a ¥19.3 billion decrease in interest income, in line with a decline in the loan balance.

Regarding international operations, gross banking profit decreased ¥63.7 billion year-on-year to ¥172.6 billion, mainly due to a ¥58.5 billion drop in interest income resulting from Treasury Unit's weaker performance compared with the previous first-half period. However, net revenue from fees and commissions increased by ¥5.4 billion.

Expenses

Expenses (excluding nonrecurring losses) decreased ¥4.9 billion year-on-year, to ¥291.1 billion. This was mainly due to a ¥9.7 billion decline in personnel expenses resulting from workforce downsizing, offsetting an increase in taxes of ¥2.9 billion that reflects the impact of the nationwide adoption of a pro forma standard corporation tax, a local corporation tax that would be imposed from fiscal 2004.

Banking Profit

Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

	Millions of yen		
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004
Gross banking profit	**¥762,716**	¥795,339	¥1,584,127
Gross banking profit (excluding gains (losses) on bonds)	**736,053**	776,567	1,561,386
Net interest income	**490,868**	568,597	1,087,060
Trust fees	**729**	84	334
Net fees and commissions	**127,021**	99,330	226,568
Net trading income	**21,150**	149,824	280,729
Net other operating income	**122,946**	(22,497)	(10,565)
Gross domestic banking profit	**590,117**	558,967	1,135,616
Gross international banking profit	**172,598**	236,371	448,510
Provision for general reserve for possible loan losses	**349,734**	—	—
Expenses (excluding nonrecurring losses)	**(291,136)**	(296,030)	(583,995)
Personnel expenses	**(104,320)**	(113,967)	(221,284)
Nonpersonnel expenses	**(168,549)**	(166,697)	(332,238)
Taxes	**(18,266)**	(15,365)	(30,472)
Banking profit	**¥821,314**	¥499,308	¥1,000,132
Banking profit (before provision for general reserve for possible loan losses)	**471,580**	499,308	1,000,132
Banking profit (before provision for general reserve for possible loan losses and gains (losses) on bonds)	**444,917**	480,536	977,391

<Reference>

Banking Profit by Business Unit

Six months ended September 30, 2004

	Billions of yen							
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Community Banking Unit	Treasury Unit	Others	Total
Banking profit (losses) (before provision for general reserve for possible loan losses)	¥48.7	¥219.2	¥72.5	¥22.1	¥2.1	¥142.1	¥(35.1)	¥471.6
Year-on-year increase (decrease)	18.9	14.1	5.4	4.2	1.4	(64.8)	(6.9)	(27.7)

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) financing costs on preferred securities and subordinated debt, (2) profit earned on investing the Bank's own capital, and (3) adjustment of inter-unit transactions, etc.

Banking Profit

Banking profit (before provision for general reserve for possible loan losses) decreased ¥27.7 billion year-on-year, to ¥471.6 billion.

Nonrecurring Losses (Credit Costs, etc.)

Nonrecurring losses amounted to ¥696.1 billion. This was mainly attributable to disposal of non-performing loans in an amount of ¥805.5 billion, which was partially offset by gains on the sale of stocks.

Total credit cost amounted to ¥455.8 billion, consisting of credit cost in the amount of ¥805.5 billion, net of a ¥349.7 billion gain resulting from reversal of general reserve for possible loan losses. (Please refer to the "Asset Quality" section beginning on page 17 for more information on problem assets and progress in reducing such assets.)

Ordinary Profit

As a result of the foregoing, ordinary profit increased ¥20.0 billion year-on-year to ¥125.2 billion.

Extraordinary Gains and Losses

Net extraordinary losses amounted to ¥12.1 billion, compared with a ¥37.8 billion gain in the previous first-half period.

Extraordinary gains in the previous first-half period were mainly due to the refund of a revenue-based enterprise tax imposed by the Tokyo Metropolitan Government and interest on the refund. In addition, reversal of reserve for possible loan losses exceeded the relevant provisions, and the resultant gains were also recorded as extraordinary gains. There were no such one-time gains during the period under review.

Net Income

Net income decreased ¥21.0 billion to ¥118.6 billion year-on-year, including an income tax refund of ¥7.4 billion. This decline in net income is due in part to deferred income tax of ¥0.2 billion.

Ordinary Profit and Net Income

Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

	Millions of yen		
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004
Banking profit (before provision for general reserve for possible loan losses)	**¥471,580**	¥499,308	¥1,000,132
Provision for general reserve for possible loan losses (A)	**349,734**	—	—
Banking profit	**¥821,314**	¥499,308	¥1,000,132
Nonrecurring gains (losses)	**(696,116)**	(394,133)	(814,994)
Credit cost (B)	**(805,505)**	(373,597)	(869,234)
Write-off of loans	**(348,769)**	(337,901)	(566,344)
Provision for specific reserve	**(403,866)**	—	—
Losses on loans sold to CCPC	/	(740)	(806)
Losses on sale of delinquent loans	**(55,707)**	(34,955)	(302,083)
Provision for loan loss reserve for specific overseas countries	**2,838**	—	—
Gains on stocks	**44,819**	18,783	103,867
Gains on sale of stocks	**60,005**	50,910	151,170
Losses on sale of stocks	**(434)**	(24,720)	(36,577)
Losses on devaluation of stocks	**(14,751)**	(7,406)	(10,724)
Others	**64,570**	(39,319)	(49,627)
Ordinary profit	**125,198**	105,175	185,138
Extraordinary gains (losses)	**(12,127)**	37,813	133,707
Gains (losses) on disposal of premises and equipment	**(3,991)**	(6,404)	(11,853)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	**(8,000)**	(10,083)	(19,473)
Reversal of reserve for possible loan losses (C)	—	13,787	65,342
Reversal of reserve for possible losses on loans sold (D)	/	393	488
Tax refund from the Tokyo government and interest on the tax refund	/	40,333	40,363
Gains on return of the entrusted portion of employee pension fund	—	—	59,095
Income taxes:			
Current	**(1,645)**	(12,573)	(12,752)
Refund	**7,405**	—	—
Deferred	**(276)**	9,244	(4,980)
Net income	**¥118,554**	¥139,659	¥ 301,113
Total credit cost (A) + (B) + (C) + (D)	**¥455,771**	¥359,415	¥ 803,403

3. Assets, Liabilities and Stockholders' Equity

Assets

SMBC's total assets as of September 30, 2004 stood at ¥92,742.9 billion on a nonconsolidated basis, a ¥1,366.2 billion decrease compared with the previous fiscal year-end. This decline is mainly due to a ¥3,067.7 billion decrease in securities corresponding to interest rate movements, offsetting a ¥612.0 billion increase in receivables under securities borrowing transactions as well as a ¥413.5 billion increase in cash and due from banks.

Liabilities

Liabilities at September 30, 2004 decreased ¥1,252.1 billion to ¥89,986.1 billion from the previous fiscal year-end. This decline was attributable to a ¥2,137.2 billion decrease in bills sold and a ¥1,375.2 billion decrease in payables under securities lending transactions in line with a decline in assets, offsetting a ¥1,944.1 billion increase in deposits.

Stockholders' Equity

Although the bank posted ¥118.6 billion in net income, stockholders' equity decreased by ¥114.1 billion over the March 31, 2004 level to ¥2,756.8 billion at September 30, 2004. This decrease was primarily due to a dividend payment of ¥200.0 billion to SMFG, SMBC's holding company, and a decrease in net unrealized gains on other securities.

Assets, Liabilities and Stockholders' Equity

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Assets	**¥92,742,940**	¥92,779,975	¥94,109,074
Loans and bills discounted	**50,723,607**	55,153,522	50,810,144
Securities	**23,524,899**	21,847,113	26,592,584
Liabilities	**89,986,163**	90,168,353	91,238,204
Deposits	**62,011,605**	57,746,253	60,067,417
Negotiable certificates of deposit	**3,239,176**	3,454,958	3,589,354
Stockholders' equity	**2,756,776**	2,611,621	2,870,870

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities at September 30, 2004 amounted to ¥488.9 billion, which was a decrease of ¥101.4 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are directly charged to stockholders' equity, decreased by ¥98.7 billion over the same period, to ¥457.6 billion.

The decrease in unrealized gains on other securities was attributable to a decline in gains on stocks of ¥92.2 billion, which more than offset a decline in unrealized losses on bonds of ¥39.7 billion.

Unrealized Gains (Losses) on Securities

September 30, 2004 and March 31, 2004

	Millions of yen						
	Sept. 30, 2004				Mar. 31, 2004		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (5,174)**	**¥ 2,472**	**¥ 2,360**	**¥ 7,534**	¥ (7,646)	¥ 2,618	¥ 10,265
Stocks of subsidiaries and affiliates	**36,574**	**(5,122)**	**37,269**	**694**	41,696	41,696	—
Other securities	**457,372**	**(98,774)**	**628,287**	**170,915**	556,146	757,072	200,925
Stocks	**558,882**	**(92,219)**	**607,708**	**48,826**	651,101	711,514	60,413
Bonds	**(62,191)**	**39,699**	**13,255**	**75,446**	(101,890)	16,211	118,101
Others	**(39,318)**	**(46,253)**	**7,323**	**46,642**	6,935	29,346	22,410
Other money held in trust	**154**	**33**	**271**	**116**	121	222	100
Total	**488,927**	**(101,391)**	**668,188**	**179,261**	590,318	801,610	211,291
Stocks	**595,456**	**(97,342)**	**644,977**	**49,521**	692,798	753,211	60,413
Bonds	**(68,040)**	**42,376**	**14,938**	**82,978**	(110,416)	17,950	128,366
Others	**(38,488)**	**(46,425)**	**8,272**	**46,761**	7,937	30,448	22,510

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and commercial papers as well as beneficiary claims on loan trusts in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mostly calculated with the average market price during the final month of the interim period. The rest of the securities are valuated at the market price as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
Of "Unrealized gains (losses) on other securities" as of September 30, 2004 shown above, ¥22,199 million is included in this interim term's earnings because of the application of fair value hedge accounting. Consequently, the base amount used in the calculation of the amount to be charged to stockholders' equity has decreased by ¥22,199 million. Similarly, as of March 31, 2004, ¥23,452 million is included in fiscal 2003's earnings because of the application of fair value hedge accounting. Consequently, the base amount used in the calculation of the amount to be charged to stockholders' equity has decreased by ¥23,452 million.

5. Deferred Tax Assets

Deferred Tax Assets on the Balance Sheet

SMBC has registered deferred tax assets in an amount based on reasonable estimates of the size of tax benefits on collectibility of assets in question in the future in line with Accounting Standards for Tax Effect Accounting (issued by the Business Accounting Deliberation Council dated October 30, 1998) and related practical guidelines. Moreover, SMBC has adopted more conservative estimates for the recognition of deferred tax assets from the viewpoint of maintaining a sound financial position, taking into full consideration the opinions expressed in the "Strict Audit to Major Banks" (issued by the Japanese Institute of Certified Public Accountants (JICPA); February 24, 2003).

At September 30, 2004, net deferred tax assets amounted to ¥1,631.6 billion on a nonconsolidated basis, a ¥41.1 billion increase from the previous term-end. This increase was mainly attributable to a decline in deferred tax liabilities corresponding to a decrease in unrealized gains on "other securities." In addition, the valuation allowance (which was not included in the scope of outstanding deferred tax assets due to conservative estimates) amounted to ¥426.0 billion at September 30, 2004.

		Billions of yen			(Reference) Temporary differences
		Sept. 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	Sept. 30, 2004
(A) Total deferred tax assets (B) – (C)	1	¥1,866.3	¥ 26.7	¥ 13.8	
(B) Subtotal of deferred tax assets	2	2,292.3	95.4	41.2	¥5,638.1
Reserve for possible loan losses	3	304.7	(124.6)	(228.9)	749.9
Write-off of loans	4	511.3	228.5	23.5	1,258.4
Reserve for possible losses on loans sold	5	—	—	(0.1)	—
Write-off of securities	6	466.2	87.6	30.8	1,147.4
Reserve for employee retirement benefits	7	79.9	(2.4)	(26.9)	196.6
Depreciation	8	6.7	(0.4)	(0.9)	16.4
Net unrealized losses on other securities	9	—	—	—	—
Net operating loss carryforwards	10	862.3	(89.1)	233.0	2,105.1
Other	11	61.2	(4.2)	10.8	164.3
(C) Valuation allowance	12	426.0	68.7	27.4	
(D) Total deferred tax liabilities	13	¥ 234.7	¥ (14.4)	¥ 93.9	¥ 577.6
Gains on securities contributed to employee retirement benefits trust	14	53.0	27.5	27.4	130.6
Net unrealized gains on other securities	15	176.9	(39.6)	66.9	435.4
Other	16	4.8	(2.3)	(0.4)	11.6
Net deferred tax assets (balance sheet amount) (A) – (D)	17	¥1,631.6	¥ 41.1	¥ (80.1)	
Amounts corresponding to the estimated taxable income before adjustments	18	1,733.4	3.8	1.7	
Amounts to be realized after more than a certain period (Note 1)	19	75.1	(2.3)	(14.9)	
Amount corresponding to the deferred tax liabilities shown in 15 above (Note 2)	20	(176.9)	39.6	(66.9)	
Effective income tax rate	21	40.63%	—	0.17%	

Notes: 1. Deferred tax assets arising from temporary differences that are expected to be reversed after more than five years (such as reserve for employee retirement benefits and depreciation of buildings) may be recognized if there is a high likelihood of such tax benefits being realized. (JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets")

2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences of Other Securities and Losses on Impairment of Fixed Assets")

Reason for Recognition of Deferred Tax Assets on the Balance Sheet

(a) Recognition Criteria

Practical Guideline 5 (1), examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and reserves based on self-assessment in accordance with the "Prompt Corrective Action" adopted in Fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing non-performing loans and bolstering provisions in order to reduce the risk of asset deterioration under the severe business environment of a prolonged sluggish economy. As a result, taxable disposal of non-performing loans (**) amounted to approximately ¥2 trillion as of September 30, 2004.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC has accelerated disposal of non-performing loans in order to reduce the problem asset ratio to half by Fiscal 2004. As a result, SMBC has achieved this target earlier than planned in the first half of Fiscal 2004. In the process, taxable disposals that were made in the past have been realized, while taxable disposals have been newly recognized.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce the risk of stock price fluctuations, and early meet the regulation limiting stockholdings that was adopted in Fiscal 2001.

During Fiscal 2002, SMBC reduced the balance of stocks by approximately ¥1.1 trillion through stocks sales and also disposed all at once unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the merger. Consequently, SMBC met the regulation limiting stockholdings at the end of Fiscal 2002, before the deadline.

As a result, balances of taxable write-off on securities (**) increased temporarily (approximately ¥1.5 trillion as of March 31, 2003; approximately ¥0.1 trillion as of March 31, 1999). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (result for the first half of Fiscal 2004 was approximately ¥70 billion).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately ¥2.1 trillion as of September 30, 2004 and they are certain to be offset by their carry-over period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"
(**) Corresponds to "(Reference) Temporary differences" (upper right corner) of the previous page's table.

(Reference 1) Outline of Practical Guideline 5 (1), examples (4)

When a company has material operating loss carryforwards on the tax base as of term-end, deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the next fiscal year and relating to the temporary differences expected to be reversed in the next fiscal year.

However, when operating loss carryforwards are due to the company's restructuring efforts, changes in laws, and/or other extraordinary factors, the deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the estimation period (approximately 5 years) and relating to the temporary differences expected to be reversed over the estimation period.

(b) Period for Future Taxable Income to be Estimated: 5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

Billions of yen

		Estimates of next 5 years
Banking profit (before provision for general reserve for possible loan losses)	1	¥5,572.0
A Income before income taxes	2	3,424.8
B Adjustments to taxable income (excluding reversal of temporary differences as of Sept. 30, 2004)	3	841.5
C Taxable income before adjustments (A + B)	4	¥4,266.3
Deferred tax assets corresponding to taxable income before adjustments	5	¥1,733.4

(corresponding to line 18 of the table on the previous page)

Basic Policy

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the first half of Fiscal 2009 based on the "Plan for strengthening the financial base (up to Fiscal 2006)"

(b) Reduce an amount reflecting the uncertainty of the projected amount from the projected amount.

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference 2) Income of final return (before deducting operating loss carryforwards) for the last 5 years

Billions of yen

	1st half FY 2004	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Income of final return (before deducting operating loss carryforwards)....	¥224.2	¥(1,437.8)	¥(745.5)	¥241.9	¥(176.0)	¥327.3

Notes: 1. Income of final return (before deducting operating loss carryforwards) = Taxable income before adjustments for each fiscal year – Temporary differences to be reversed for each fiscal year
2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.
3. The figures for September 30, 2004 were estimated in interim closing.

Current Status of Problem Assets

SMBC has implemented various initiatives to strengthen its financial base. Initiatives range from reducing the amount of nonperforming loans (NPLs) on our balance sheets to giving higher priority to the revitalization and reconstruction of our corporate clients. As a result, we were able, six months ahead of schedule, to achieve our goal of a 50% reduction in the NPL ratio, which is advocated in the government's Program for Financial Revival. While making steady progress in resolving our NPL problem, we will continue efforts to bolster our financial base.

I. Self-Assessment, Write-Offs, and Reserves

1. Self-Assessment

SMBC conducts rigorous self-assessment of asset quality using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade criteria are consistent with the categories used in self-assessment.

At the same time, self-assessment is a preparatory task for ensuring SMBC's asset quality and calculating the appropriate level of write-offs and reserves. Each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account such factors as collateral and guarantees. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries carry out self-assessment in substantially the same manner.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of noncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

2. Asset Write-Offs and Reserves

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on the account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra-asset account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision of reserves.

SMBC's write-off and reserve criteria for each self-assessment borrower category are shown in the table below. As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and reserves.

Self-Assessment Borrower Categories	Standards for Write-Offs and Reserves
Normal Borrowers	Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the historical bankruptcy rate for each obligor grading.
Borrowers Requiring Caution	These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the historical bankruptcy rate for each group. The groups are "claims to substandard borrowers," and "claims to other borrowers requiring caution" excluding claims to substandard borrowers. For the latter, the borrower's financial position and credit situation are additionally taken into account for establishing sub-groups. Additionally, SMBC uses the discounted cash flow (DCF) method to calculate the amount of reserve for possible losses on large-scale claims.
Potentially Bankrupt Borrowers	SMBC sets specific reserves for possible loan losses on the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means. In addition, SMBC applies the discounted cash flow (DCF) method to large-scale claims for calculating individual amounts on the condition of rational estimates of future cash flows.
Effectively Bankrupt/Bankrupt Borrowers	SMBC calculates the amount of Classification III assets and Classification IV assets for each borrower, and writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) and sets aside specific reserves for possible loan losses against the full amount of Classification III assets.

Notes		
Notes	General reserve	Provisions made in accordance with general inherent default risks of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectable in part or in total (individually evaluated claims)

Discounted Cash Flow Method

SMBC utilizes the discounted cash flow (DCF) method to calculate the amount of reserves required to cover possible losses on large-scale claims to substandard borrowers and potentially bankrupt borrowers. The DCF method is applied in cases where it is reasonable to estimate the future cash inflow of the borrower that can be used for repayment of the principal and the payment of interest on the debt. SMBC then makes provisions equivalent to the excess of the book value of the claims over the said cash inflow, discounted by the initial contractual interest rate or the effective interest rate at the time of origination. In this way, we provide sufficient reserves against the risk of a future deterioration in asset quality.

One of the major advantages of the DCF method over conventional methods of calculating the amount of reserves required to cover possible loan losses is that it enables effective evaluation of each individual borrower. In the case of this method, the required amount of reserves may vary according to the basic data used in applying the DCF method, such as estimated future cash flow based on the borrower's business reconstruction plan, the applied discount rate, and the probability of the borrower going into bankruptcy.

Thus, SMBC makes every effort to utilize timely and appropriate data to realize the most accurate estimates possible. The use of the DCF method for large-scale substandard borrowers was first introduced in fiscal 2002.

Having become accustomed to the practical application of the DCF method, SMBC extended its use to large-scale potentially bankrupt borrowers from the fiscal 2004 interim book closing. The DCF method was applied to approximately 60% of claims on potentially bankrupt borrowers, and the reserve ratio for the said claims stood at 68.1% as of the end of September 2004.

II. Credit Cost

The amount required for the disposal of NPLs—known as "credit cost"—refers to the additional provision for loan losses in the case of provisioning, and the difference between the amount of uncollectible loans and provisions already made in the case of write-offs. The credit cost for the first half of fiscal 2004 is shown in the table below.

■ Credit Cost (SMBC Nonconsolidated; six months ended September 30, 2004)

(Billions of yen)

Credit cost	¥ 805.5
Write-off of loans	348.8
Provision for specific reserve	403.8
Losses on loans sold to CCPC	—
Losses on sale of loans	55.7
Provision for loan loss reserve for specific overseas countries	(2.8)
Provision for general reserve for possible loan losses	(349.7)
Total credit cost	¥ 455.8
Reserve for possible loan losses	¥ 962.6
Amount of direct reduction	¥1,409.2

■ Credit Cost (SMFG Consolidated; six months ended September 30, 2004)

(Billions of yen)

Total credit cost	¥ 612.8
Reserve for possible loan losses	¥1,222.4
Amount of direct reduction	¥1,774.0

■ Reserve for Possible Loan Losses (September 30, 2004)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥962.6	¥1,222.4
General reserve	419.3	601.7
Specific reserve	538.4	615.8
Loan loss reserve for specific overseas countries	4.9	4.9

To completely resolve the issue of NPLs in fiscal 2004, SMBC made progress in off-balancing NPLs, and increased reserves for possible loan losses in order to become more resilient to risk. As a result, on a nonconsolidated basis, SMBC recorded credit cost in the amount of ¥455.8 billion.

We are not satisfied with halving the NPL ratio. We will continue efforts to improve asset quality with the ultimate objective of establishing a strong financial base that will enable the Group to weather any adverse business conditions, no matter how severe.

III. Disclosure of Problem Assets and Off-Balancing

1. Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (in which they are referred to as "risk-monitored loans") and the Financial Reconstruction Law (where they are referred to as "problem assets"). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.

Classification of Problem Assets Based on the Financial Reconstruction Law	
Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

Note: Based on the borrower's category under self-assessment, claims on the borrower are categorized as Classification I, II, III, and IV assets according to their default and impairment risk levels. (Please refer to page 17 for the asset classification table.)

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law		Risk-monitored loans	
	Total loans	Other assets	Total loans	Other assets
Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets		Bankrupt loans	(C)
Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets		Non-accrual loans	(C)
Potentially Bankrupt Borrowers	Doubtful assets		Non-accrual loans	(C)
Borrowers Requiring Caution	Substandard loans		Past due loans (3 months or more)	
Borrowers Requiring Caution	Substandard loans		Restructured loans	
Borrowers Requiring Caution	(Normal assets)			
Normal Borrowers	(Normal assets)			
	(A)		– (B)	= (C)

The disclosure of risk-monitored loans corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees, which are not subject to disclosure.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recognized as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

2. Problem Asset Disclosure Amounts

The amounts, as of September 30, 2004, of risk-monitored loans and problem assets are shown on the following page. As we have pledged to make fiscal 2004 the year for the complete resolution of the issue of NPLs, we took proactive measures to dispose of problem assets while simultaneously facilitating the revitalization and reconstruction of our borrowers. By these means, we achieved our goal of reducing the NPL ratio by 50%. As a result, the balance of problem assets as defined in the Financial Reconstruction Law was ¥2,484.4 billion, down ¥326.8 billion from the end of March 2004. The NPL ratio improved to 4.4% from 8.9% at the end of March 2002, marking the attainment of a 50% reduction six months ahead of schedule.

Problem Assets Based on the Financial Reconstruction Law (September 30, 2004)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2004	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 581.1	¥ 219.5	¥ 707.3
Doubtful assets	1,124.1	(78.6)	1,313.3
Substandard loans	779.2	(467.7)	945.0
Subtotal	¥ 2,484.4	¥(326.8)	¥ 2,965.6
Normal assets	53,673.4	799.0	57,067.8
Total	¥56,157.8	¥ 472.2	¥60,033.4
Amount of direct reduction	¥ 1,409.2		¥ 1,774.0

Risk-Monitored Loans (September 30, 2004)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2004	SMFG (Consolidated)
Bankrupt loans	¥ 59.2	¥ (8.0)	¥ 87.0
Non-accrual loans	1,552.4	91.6	1,844.1
Past due loans (3 months or more)	46.8	(0.8)	52.9
Restructured loans	732.4	(466.9)	884.7
Total	¥2,390.8	¥(384.1)	¥2,868.7
Amount of direct reduction	¥1,383.5		¥1,715.8

Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; September 30, 2004)

(Billions of yen)

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥581.1		Portion of claims secured by collateral or guarantees, etc. (5) ¥561.6	Fully reserved ¥19.5	Direct write-offs (Note 1)	Specific reserve ¥26.1 (Note 2)	100% (Note 3)
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥1,124.1		Portion of claims secured by collateral or guarantees, etc. (6) ¥461.6	Necessary amount reserved ¥662.5		Specific reserve ¥512.3 (Note 2)	77.3% (Note 3)
Borrowers Requiring Caution	Substandard loans (3) ¥779.2 (Claims to substandard borrowers)		Portion of substandard loans secured by collateral or guarantees, etc. (7) ¥381.9			General reserve for substandard loans ¥160.6	38.7% (Note 3); 19.1% (Note 3)
Borrowers Requiring Caution			Claims to borrowers requiring caution, excluding claims to substandard borrowers			General reserve	3.8% [10.1%] (Note 4)
Normal Borrowers	Normal assets ¥53,673.4	Claims to normal borrowers				General reserve ¥419.3	0.1% (Note 4)
				Loan loss reserve for specific overseas countries		¥4.9	
	Total (4) ¥56,157.8	NPL ratio (A) / (4) 4.4% (Note 5)		Total reserve for possible loan losses		¥962.6	
				(B) Specific reserve + General reserve for substandard loans		¥699.0	Reserve ratio (B) / (D) 64.8% (Note 6)
	(A) = (1) + (2) + (3) ¥2,484.4	Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥1,405.1		Unsecured portion (D) = (A) − (C)		¥1,079.3	
				Coverage ratio {(B) + (C)} / (A)			84.7%

Notes: 1. Includes amount of direct reduction totaling ¥1,409.2 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥6.6 billion; Potentially Bankrupt Borrowers: ¥10.0 billion)

3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.

4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

5. Ratio of problem assets to total assets subject to Financial Reconstruction Law

6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans − Portion secured by collateral or guarantees, etc.)

3. Off-Balancing Problem Assets

In the term under review, we continued to focus on off-balancing problem assets, and succeeded in off-balancing ¥904.0 billion worth of problem assets. In April 2001, the Japanese government passed the Emergency Economic Package, with the objective of simultaneously revitalizing the financial system and industry. Specific measures contained in the package include "the radical disposal of problem assets." This provision requires Japan's major banks to dispose of loans categorized as "claims to potentially bankrupt borrowers" and worse. From fiscal 2001 onward, existing loans must be off-balanced within two years, and new loans within three years, and steady progress is being made.

■ Breakdown of Off-Balancing (SMBC Nonconsolidated; September 30, 2004)

(Billions of yen)

	March 31, 2003 ①	Fiscal 2003		March 31, 2004 ②	First half of fiscal 2004		September 30, 2004 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥ 524.9	¥ 125.7	¥ (289.0)	¥ 361.6	¥ 169.7	¥ 49.8	¥ 581.1
Doubtful assets	2,129.5	1,227.9	(2,154.7)	1,202.7	875.2	(953.8)	1,124.1
Total	¥2,654.4	¥1,353.6	¥(2,443.7)	¥ 1,564.3	¥1,044.9	¥(904.0)	¥1,705.2
				Increase/Decrease (②−①)			Increase/Decrease (③−②)
Bankrupt and quasi-bankrupt assets				¥ (163.3)			¥ 219.5
Doubtful assets				(926.8)			(78.6)
Total				¥(1,090.1)			¥ 140.9

4. Problem Assets by Region and Industry

■ Problem Assets by Domicile of Borrowers (SMBC Nonconsolidated; September 30, 2004)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥2,429.0	97.8%	¥2,343.4	98.0%
Overseas	55.4	2.2	47.4	2.0
Asia	17.0	0.6	12.9	0.5
Indonesia	3.1	0.1	3.1	0.1
Hong Kong	2.9	0.1	2.8	0.1
India	2.3	0.1	1.7	0.1
China	0.4	0.0	0.4	0.0
Others	8.3	0.3	4.9	0.2
North America	28.8	1.2	27.2	1.2
Central and South America	2.8	0.1	0.5	0.0
Western Europe	6.8	0.3	6.8	0.3
Eastern Europe	—	—	—	—
Total	¥2,484.4	100.0%	¥2,390.8	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

■ Problem Assets by Type of Borrowers (SMBC Nonconsolidated; September 30, 2004)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥2,429.0	97.8%	¥2,343.4	98.0%
Manufacturing	81.5	3.3	80.3	3.4
Agriculture, forestry, fishery and mining	0.9	0.0	0.9	0.0
Construction	361.3	14.6	303.6	12.7
Transportation, communications, and other public enterprises	87.4	3.5	84.4	3.5
Wholesale and retail	300.8	12.1	298.4	12.5
Finance and insurance	47.6	1.9	46.1	1.9
Real estate	899.6	36.2	885.9	37.1
Services	417.4	16.8	413.9	17.3
Municipalities	—	—	—	—
Others	232.5	9.4	229.9	9.6
Overseas	¥ 55.4	2.2%	¥ 47.4	2.0%
Public sector	0.1	0.0	0.1	0.0
Financial institutions	2.5	0.1	0.3	0.0
Commerce and industry	52.8	2.1	47.0	2.0
Others	—	—	—	—
Total	¥2,484.4	100.0%	¥2,390.8	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions.

The Financial Services Complex

Maximizing Synergies, Customizing Solutions

Sumitomo Mitsui Financial Group

Consumer Banking

Offering optimal services and products to meet customers' exacting requirements

International Banking

Globally supporting our customers by providing a wide range of financial services through our worldwide network

Middle Market Banking

Efficiently meeting customers' financing needs and designing tailored solutions to increase corporate value

Treasury Markets

Leveraging expertise, cutting-edge IT, and research to provide full backup for clients' market transactions

Corporate Banking

Marshalling the comprehensive capabilities of the Group to offer timely financial solutions

Investment Banking

Drawing on the Group's combined financial know-how to provide optimal financial solutions

Community Banking

Supporting the local community by providing convenient, high-quality financial services

Asset Restructuring

Exploring all possible avenues to revitalize and restructure corporate clients

Consumer Banking

SMFG, principally through the Consumer Banking Unit of its banking subsidiary SMBC, offers high-value-added financial services under the brand name "*One's Next*." This reflects the emphasis we place on helping customers determine the next step of their financial plans according to their stage of life. By basing all our services on customers' needs, we are working to make SMFG into the industry's No. 1 financial group in consumer financial services.


三井住友銀行
One's Next TV commercial

Consulting Business

SMBC's Consumer Banking Unit deploys a wide range of specialist staff, including professional financial consultants and "Money-Life" consultants, to meet the needs of individual customers. We offer a comprehensive array of financial products and services to address the asset management and fund procurement needs of our individual customers.

SMBC has introduced a number of measures to broaden its selection of asset management products, including expanding its lineup of securities-related products with the launch of a securities intermediary business and the introduction of fixed annuities for individuals.

In response to requests from customers unable to visit branches during their working hours, or due to other time restrictions, the bank launched the SMBC Consulting Plaza network in March 2004. At these dedicated service outlets, SMBC provides consulting services in the evenings as well as on weekends and national holidays, allowing married couples to visit the bank together. The network now encompasses 45 outlets.


時を越えて、守り続けたいものがあります。
三井住友銀行
SMBC poster for settlement accounts

We have expanded our lineup of mortgage loans and services to meet the diverse range of customer needs. For example, we now offer loan consultation services on weekday evenings, weekends and national holidays to accommodate customers' busy schedules. In addition, SMBC has made repayment of mortgage loans easier than ever—accounts at other banks can now be debited for repayment of SMBC loans. In this way, SMBC is working to make its services even more convenient for customers.

Consumer Finance

In the consumer finance business, cooperation is being pursued among the Group companies involved—principally SMBC, At-Loan Co., Ltd., Promise Co., Ltd., and Sumitomo Mitsui Card Company, Limited.

Leveraging its alliance with Promise, SMFG is combining Promise's experience and know-how in the field of consumer finance with SMFG's broad customer base and extensive marketing channels to offer financial products and services that each individual company would not have been able to offer on its own. This collaboration will enable us to realize greater efficiency, and thereby raise the effectiveness of our consumer finance operations.


One's Next
新しい選択肢は、海外の好金利。
三井住友銀行で 外債。
三井住友銀行
SMBC poster for securities intermediary business

Major Accomplishments

- Offered increasingly sophisticated products and services in our consulting business, which have been well received by customers. As of the end of September 2004, assets in investment trusts for individuals rose to ¥2,062.3 billion, assets in annuity insurance increased to ¥268.3 billion and mortgage loans outstanding reached ¥12,842.2 billion
- Increased the number of *One's Direct* online banking customers to 5.34 million as of the end of September 2004, up 530,000 from the beginning of the fiscal year

Key Goals

- Strengthen the consumer finance business by implementing bold initiatives, leveraging the business alliance with Promise (See Topics)
- Identify opportunities created by deregulation for expanding our lineup of products and services, such as by starting a securities intermediary business, and offer even more sophisticated consulting services
- Start handling designated accounts for securities transactions (January 2005)
- Begin offering settlement accounts (February 2005)

Settlement Services

SMBC is working on ways to make its services even more convenient. New initiatives include the launch of an e-mail notification service, whereby customers receive e-mail messages when a payment has been made into an account, or when an amount has been debited as payment to a third-party.

Reinforcing Low-Cost Operations

We believe that cost-effective operations are a vitally important source of our competitive strength in the consumer finance business. Accordingly, we plan to conduct an extensive review of operations and implement strict cost-cutting measures further to reduce our administrative and management costs and improve the cost-effectiveness of our operations.

☐ One's Direct Online Transactions


(Million)
(Million)
Number of online transactions in March & Sept. (left scale)
Cumulative number of accounts for online transactions (right scale)
Mar. 2002
Mar. 2003
Mar. 2004
Sept. 2004

Topics

SMBC Forms Business Alliance with Promise

SMBC and Promise concluded an agreement on a strategic alliance in September 2004. The bank and Promise plan to begin offering consumer loans by April 2005, and to implement bold initiatives aimed at bolstering their consumer finance businesses.

Terms of the Alliance

1. Promise, SMBC and a joint venture to be formed by Promise and SMBC will offer consumer loans in the following interest rate categories. (Regarding the joint venture, a separate agreement has been reached for making At-Loan, which is currently a wholly owned subsidiary of SMBC, into a joint venture with Promise, but the details have yet to be decided.)

	Interest rate	Collateral/Guarantee
SMBC	8%~12%	Unsecured/Guaranteed by Promise
Joint venture	15%~18%	Unsecured/Guaranteed by Promise
Promise	18%~25.55%	Unsecured/Guaranteed by Promise



PROMISE

2. Promise will guarantee the loans of SMBC and the joint venture, and the Promise Group will provide comprehensive credit control services ranging from credit screenings to the management and recovery of loans.
3. SMBC will install Promise automated contract machines at its branches and offices (68 machines by March 2005).
4. SMBC will install at its branches and offices new automated contract machines that can accept applications for all three of the above consumer loans. (By April 2005, when these loans are to be introduced, 400 machines will be in operation, rising to 580 machines by March 2006.)

Aware of the importance of the sound development of midsized companies and small and medium-sized enterprises (SMEs) to the recovery of Japan's economy, all members of SMFG are strongly committed to extending services that will help their customers to maintain financial soundness while implementing strategies for the expansion of their operations.

SMBC, for example, offers to midsized companies and SMEs unsecured loans that do not require a third-party guarantee. During the first half of fiscal 2004, SMBC extended more than ¥500 billion worth of *Business Select Loans*, unsecured loans targeted mainly at companies with annual sales of under ¥1 billion. SMBC also extended more than ¥1 trillion worth of *N-Fund Loans* to companies with annual sales of ¥1 billion or more.

Expanding Loans to Customers with Promising Technologies and New Business Models

With a view to further expanding our loans and fostering the growth of midsized companies and SMEs, SMBC introduced a new type of loan called the *V-Fund Loan*. Lending decisions depend on the borrower's technologies and business model, key factors for measuring a company's growth potential.

To better meet the fund requirements of growing companies, our new evaluation system replaces the conventional performance- and collateral-based credit screening process with an evaluation of other aspects of a company's operations. Under this system, SMBC uses quantitative methods to assess the strength of a venture business' proprietary technology, the viability of its business model, and the effectiveness of its business plan, management skills and other factors. Developed jointly by SMBC and credit rating agencies, the system incorporates more than 100 items, evaluating the company at three different stages—the start-up phase, the commencement-of-sales stage, and the growth phase. *V-Fund Loans* already have been extended to more than 100 customers.

To assist corporate clients in achieving their growth targets, SMFG also provides a full array of services (shown below) to meet the financing needs of customers at their specific stage of growth, to help with preparations for an IPO, and to provide solutions for launching new businesses.

SMFG will continue to enhance its lineup of products and services that help midsized companies and SMEs to pursue financially sound methods of realizing growth.

Loans to Middle Market Customers*


(¥ trillion)
4.0
3.0
2.0
1.0
0
Second half Fiscal 2002
First half Fiscal 2003
Second half Fiscal 2003
First half Fiscal 2004
Second half Fiscal 2004 (forecast)

*Primarily *Business Select Loans* and *N-Fund Loans*

A Start-Up Company's Stages of Development, and SMFG's Product Lineup

SMFG offers a variety of products and services precisely tailored to meet the needs of companies at every stage of their development.


Start-up phase
Rapid growth phase
Stable growth phase
Establishment → Start-up
Rapid growth → IPO
Business Select Loan
Support for setting up companies
Deposit and exchange transactions
Procurement of venture capital
Providing more sophisticated products and services
Helping the customer develop new business
• IPO evaluations
• Assistance in the preparation of business plans (Biz Plan)
• Loans with share subscription rights
• Program for assisting in the commercialization of intellectual property (patents and technologies) (Intellectual property evaluation)
• SMBC Finder Service
• SMBC Business Exchange Club

SMFG's Services for Midsized Companies and SMEs

- Venture capital investments (SMBC Capital Co., Ltd.)
- "Biz Plan"—Help in the preparation of business plans (SMBC Consulting Co., Ltd.)
- Evaluations of intellectual property—A program to support the commercialization of intellectual property, specifically patents and technologies (SMBC Consulting Co., Ltd.)
- Loans with share subscription rights
- IPO evaluations (SMBC Consulting Co., Ltd.)
- SMBC Finder Service (matching customers and suppliers)
- SMBC Business Exchange Club (SMBC Consulting Co., Ltd.)

Actively Supporting CLOs Issued by Local Governments

At SMBC's Middle Market Banking Unit, our highest priority is to increase loans to SMEs. As part of this drive, SMBC is also providing extensive support for issuances of collateralized loan obligations (CLOs) by local governments throughout Japan.

CLO issuances by local governments use securitization to facilitate smooth fund-raising for SMEs. Financial institutions extend loans to local companies and create subscription pools for these loans. Securities backed by the loans are then issued and sold to investors.

The Tokyo Metropolitan Government was the first local authority to use CLOs for mediating loans to SMEs. Other local governments soon followed suit, leading to a diversification in CLO structures.

In fiscal 2004, SMBC arranged a number of public-sector-led CLO issuances, including one for municipal governments in the Chubu region and a joint issuance by the cities of Yokohama, Osaka and Kobe. This service opens the door to a new fund procurement channel for local governments and SMEs.

Momentous changes are occurring that affect the role of local governments in Japan. These changes include a proposed shift in taxation from central to local government, and the granting of greater autonomy to the local authorities. To respond to these changes, SMBC is leveraging its expertise in securitization, with a view to supplying services that promote the growth of regional industries and SMEs, while strengthening ties with local governments and regional financial institutions.

Structure of Typical Collateralized Loan Obligation (CLO)



SMEs
SMEs
Loans
Financial institutions
Sale of loans
Proceeds from sale of securities
SPV*
CLO issuances
Investment
Investors

*Note: A SPV (special purpose vehicle) is a company or a trust established for the purpose of issuing securities, with the proceeds being used to purchase assets, such as loans.

Major Accomplishments

- Extended a total of ¥1,613.2 billion in *Business Select Loans*, *N-Fund Loans*, and similar loan products in the first half
  Extended ¥78.2 billion in *Client Support Loans*, a type of *Business Select Loan* launched in the previous fiscal year
- Extended ¥840.0 billion in loans to 11,000 new corporate clients

Key Goals

- Continue to actively respond to the fund procurement needs of SMEs by offering a diverse lineup of loan products, including *Business Select Loans* (partially guaranteed by Osaka Prefecture), *Business Select CLO Loans* (guaranteed by Japan Finance Corporation for Small and Medium Enterprise) and *Members' Business Loans* for members of The Tokyo Chamber of Commerce and Industry

Topics

SMBC reorganized its network in the following manner to more precisely address the needs of midsized companies and SMEs.

- Established three marketing offices in central Tokyo exclusively to serve SMEs
- Integrated operations of SMBC's 16 suburban Business Support Offices with SMBC's Corporate Business Offices in order to assure seamless transition of customers to *Business Select Loans* and *N-Fund Loans* as they enter higher growth phases



Corporate Banking

SMFG, primarily through SMBC's Corporate Banking Unit, provides a broad range of financial services to Japan's top-tier corporations and their group companies to respond to their sophisticated and diversified needs.

In the first half of fiscal 2004, we continued to propose comprehensive solutions that address these customers' broad range of management and financial issues, thereby helping raise their enterprise value.

Particularly in the case of corporate groups operating on a global scale, SMFG's extensive network of business bases in Japan and overseas acts as an integrated organization, offering our customers the same high level of support wherever they do business.

We will continue to draw on Group members' wealth of expertise further to enhance activities that will increase our clients' enterprise value.



Major Accomplishments

- ○ Strengthened our capabilities in project finance and structured finance
  - —Were actively involved in making numerous project finance and structured finance arrangements, designing various financing plans to suit our customers' individual requirements
- ○ Further enhanced risk management services
  - —Offered an extensive lineup of derivatives products to hedge customers against the myriad of risks to which their businesses are exposed

Key Goals

- ○ Augment capabilities in securities market business
  - —Further strengthen collaboration between SMBC and Daiwa Securities SMBC Co., Ltd. to enable a more precise response to customer needs related to the securities market
- ○ Bolster solutions capability through expansion of lineup of derivatives products
  - —Enhance ability to provide optimal solutions by more fully utilizing SMFG's extensive resources and expanding lineup of products

Community Banking

SMFG provides a wide range of financial services tailored to the needs of customers—principally small businesses and individuals—in the Tokyo Metropolitan Area, through SMBC's Community Banking Unit*.

The central mission of the Community Banking Unit, successor to Wakashio Bank, is to provide support to the local community by offering convenient, high-quality financial services to midsized companies and small and medium-sized enterprises (SMEs) and individual customers.

The Community Banking Unit places great emphasis on the cultivation of a close relationship with the local community. We are taking a customer-oriented approach to provide comprehensive financial services with even higher added value and improved convenience, drawing on the Group's extensive expertise to deliver swift and effective solutions to meet our customers' diverse needs.

*Note: SMFG established the Community Banking Unit upon the merger on March 17, 2003 of SMBC and THE WAKASHIO BANK, LTD. As successor to the branches and head-office functions of Wakashio Bank, the Community Banking Unit began operating as a new unit of SMBC, in charge of 33 branches, mostly within central Tokyo.


COMMUNITY
BANKING
SUMITOMO MITSUI
BANKING CORPORATION
三井住友銀行 コミュニティバンキング本部

Major Accomplishments

- ○ Successfully marketed business loans to midsized companies and SMEs, as well as to sole proprietorships, under the brand names *Business Quick Loan* and *Triple III Fund*, attracting many new customers
- ○ Met the fund procurement requirements of midsized companies and SMEs by offering a more diverse lineup of products and services, including privately placed bonds, collateralized loan obligations (CLOs), commitment lines, and Japanese leveraged leases

Key Goals

- ○ Restructure branch operations, adopting a market-segment focus, to better meet the increasingly diverse and sophisticated needs of customers. Specifically, establish Corporate Business Offices devoted exclusively to the needs of corporate clients, allowing branches to focus solely on serving individuals. We have organized operations according to customer segments better to focus our expertise, with the aim of developing a system that provides services of an even higher quality.

International Banking

Primarily through SMBC's overseas network, SMFG serves corporate groups with global operations, working in close cooperation with other Group companies and alliance partners to accommodate specific requirements without being limited by geographic restrictions.

In Asia, SMFG is expanding its network in China and other growing markets to offer clients a wide selection of services. In the Americas, the focus is on developing and selling products in the world's most advanced financial markets, and expanding customer relations. In Europe, SMFG is offering high-caliber services that will help customers to capitalize on business opportunities resulting from the expansion of the EU.



本日同時オープン
中国杭州支店とハノイ駐在員事務所
03-3501-1111 www.smbc.co.jp
三井住友銀行

Newspaper advertisement announcing the opening of the Hangzhou and Hanoi offices

Major Accomplishments

- Expanded SMBC branch network in Asia
  - —Opened Hangzhou Branch and Hanoi Representative Office in December 2004
- In Europe, heightened market presence in structured finance market
  - —Ranked No. 1* among Japanese banks as lead manager of PFIs (Private Finance Initiatives) in the U.K.
- Introduced the *SMAR&TS-Trade*, an import-export support system in Asia

*Note: *Dealogic Project Finance Review Western Europe*, (PFI-PPP, January-September 2004)

Key Goals

- Build an even more powerful global support framework for customers
- Expand operations in emerging and growing markets

We will expand our business, focusing principally on Europe, the Americas, and Asia. We intend to seize every business opportunity, leveraging the strong position we have achieved in Japan, to drive the growth of SMFG's international business as a whole.

Treasury Markets

SMFG meets customers' market transaction needs through the operations of SMBC's Treasury Unit in the fields of fund procurement, foreign exchange, bonds and derivatives. By these means, SMFG is able to offer customers high-value-added services. Additionally, through its asset liability management and trading operations, the Treasury Unit strives to maximize earnings by investing in diversified portfolios and conducting well-timed arbitrage operations while efficiently managing market risk and liquidity risk.

During the first half of fiscal 2004, SMBC's marketing units and the Treasury Unit worked together to enhance customer convenience. Initiatives include the promotion of NDF (non-deliverable forward) transactions and deposits with foreign exchange forward contracts for individuals. In another move, we expanded the number of currencies handled by the *i-Deal* Internet-based dealing system. The Treasury Unit will continue to offer high-level support services for all our customers' market transaction needs.



Customers
Corporate Business Offices, Branches
Treasury Unit
Treasury Marketing Dept.
Enhance customer convenience by improving our services
Transactions with customers
Foreign Exchange Transactions
Derivative Transactions
CD, CP Transactions
Orders
Deposits
Loans
Alternative Investments
Planning Dept.
Planning of fund management, research
Trading Dept.
Efficient operation based on order-initiated trades and ALM hedging
Trading
ALM Operations
Treasury Dept.
International Treasury Dept.
Exact ALM operations and liquidity management
ALM (Asset Liability Management)
Fund and Bond Transactions
Inter-bank Market

Major Accomplishments

- Expanded transaction volume by improving customer convenience
  - —Offered NDF transactions and deposits with foreign exchange forward contracts
  - —Achieved a further increase in online transaction volume by adding new functions to our *i-Deal* dealing system
  - —Continued building a service network in China under the direction of Treasury Unit personnel assigned to the Shanghai Branch
- Created more diversified investment portfolios
  - —Promoted alternative investments, in addition to interest rate and foreign exchange trading

Key Goals

- Further enhance the convenience of our services by tailoring them to meet customers' specific needs
- Realize risk allocations that more closely reflect market conditions

Investment Banking

SMFG delivers innovative and optimal financial investment solutions to meet a wide range of client needs. Drawing on the resources of the Investment Banking Unit of SMBC and of other Group companies, we offer everything from fund procurement and asset management to risk hedging and M&A, thereby increasing our customers' enterprise value.

SMFG ranks among the leaders in Japan in investment banking. Specifically, SMBC's Investment Banking Unit leads the industry in the loan syndication and structured finance business, while Daiwa Securities SMBC Co., Ltd. ranks first in stock and bond underwriting services in Japan. In addition, collaboration between SMBC and Daiwa Securities SMBC is steadily expanding.

SMFG will continue working to achieve outstanding results in the field of investment banking.

☐ Loan Syndication Arrangements



Amount
Arrangements
(¥ trillion)
(Arrangements)
6
5
4
3
2
1
0
600
500
400
300
200
100
0
Fiscal 2001
Fiscal 2002
Fiscal 2003
Fiscal 2004
(forecast)

Major Accomplishments

○ SMBC's Investment Banking Unit and Daiwa Securities SMBC both reported surges in business profit for the first half of the fiscal year
- —SMBC was selected as the financial adviser in the construction of Japan's largest waste-into-electricity facility, which is a key component of the Super Eco-Town Project sponsored by the Tokyo Metropolitan Government
- —Daiwa Securities SMBC was ranked No. 1 in the league tables for secondary public equity offerings and corporate straight bond underwriting by Thomson Financial

As a result, our market performance in investment banking was stronger than ever.

Key Goals

○ Provide optimal solutions, by working much more closely with Group companies to meet the specific needs of each corporate client and contribute to increasing their enterprise value

Asset Restructuring

SMFG, primarily through SMBC's Asset Restructuring Unit, is actively promoting corporate revitalization. The unit was established in December 2002 to provide comprehensive support for customers' revitalization and business restructuring. Since its establishment, the Asset Restructuring Unit has written off (off-balanced) loans to potentially bankrupt borrowers, while utilizing the Industrial Revitalization Corporation of Japan and the process set out in the *Guideline for Multi-Creditor Out-of-Court Workouts* established by the Japanese Bankers Association, especially for loans to large borrowers.

Through these measures, we have worked to accelerate the disposal of non-performing loans (NPLs) and strengthened efforts to promote customers' revitalization.

As shown by the large number of corporate revitalization funds recently established, the level of activity in the corporate revitalization market is rising. Recognizing the business opportunities provided by corporate revitalization, we are striving to maximize our profitability. To this end, SMBC will not limit its efforts to the off-balancing of NPLs of borrowers categorized as potentially or effectively bankrupt, and will team up with corporate revitalization funds to revive substandard borrowers whose businesses are deemed capable of revitalization.

☐ Problem Assets Based on Financial Reconstruction Law (SMBC Nonconsolidated)



Amount (¥ trillion)
NPL Ratio (%)
5.9
5.3
3.9
2.8
2.5
8.9
8.4
6.4
5.0
4.4
March 2002
March 2003
Sept. 2003
March 2004
Sept. 2004

Major Accomplishments

○ Six months ahead of schedule, SMBC achieved its goal of a 50% reduction in the NPL ratio*
- —Corporate revitalization funds in which SMBC made investments in fiscal 2003 are showing a strong performance, with loan recoveries exceeding initial investments for some funds

*Note: The ratio of problem assets as a percentage of assets subject to disclosure under the Financial Reconstruction Law

Key Goals

○ SMBC will continue its corporate revitalization activities with the aim of further reducing the balance of NPLs by the end of March 2005
- —SMBC will shift its priority from disposal of NPLs to the revitalization of corporate clients. A number of corporate revitalization funds have recently been established, and, to take advantage of this business opportunity, we have begun actively investing in these funds with the aim of contributing to corporate revitalization, not only as a lender but also as an investor.

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
September 30, 2004 and 2003, and March 31, 2004

	Millions of yen			Millions of U.S. dollars
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004	**Sept. 30, 2004**
Assets				
Cash and due from banks	**¥ 3,327,694**	¥ 2,934,143	¥ 3,529,479	**$ 29,966**
Deposits with banks	**2,518,706**	964,363	1,799,471	**22,681**
Call loans and bills bought	**406,571**	654,263	360,509	**3,661**
Receivables under resale agreements	**125,306**	90,979	152,070	**1,128**
Receivables under securities borrowing transactions	**1,621,384**	625,010	1,009,328	**14,601**
Commercial paper and other debt purchased	**521,454**	444,540	480,847	**4,696**
Trading assets	**3,274,740**	3,485,349	3,306,780	**29,489**
Money held in trust	**3,783**	27,498	3,749	**34**
Securities	**24,073,122**	22,451,050	27,049,901	**216,777**
Loans and bills discounted	**55,422,034**	59,666,363	55,382,800	**499,073**
Foreign exchanges	**964,066**	774,597	743,957	**8,681**
Other assets	**2,919,297**	3,349,993	3,034,182	**26,288**
Premises and equipment	**946,685**	988,386	984,060	**8,525**
Lease assets	**991,190**	1,006,315	991,781	**8,926**
Deferred tax assets	**1,743,246**	1,845,975	1,706,586	**15,698**
Deferred tax assets for land revaluation	**75**	723	706	**1**
Goodwill	**17,544**	12,733	21,706	**158**
Customers' liabilities for acceptances and guarantees	**3,399,727**	3,102,644	3,079,738	**30,614**
Reserve for possible loan losses	**(1,222,391)**	(1,699,431)	(1,422,486)	**(11,008)**
Total assets	**¥101,054,242**	¥100,725,500	¥102,215,172	**$909,989**
Liabilities, minority interests and stockholders' equity				
Liabilities				
Deposits	**¥ 70,658,295**	¥ 66,521,873	¥ 68,852,890	**$636,275**
Call money and bills sold	**4,823,293**	8,019,874	6,292,495	**43,434**
Payables under repurchase agreements	**720,461**	1,897,172	1,098,449	**6,488**
Payables under securities lending transactions	**4,602,167**	4,624,779	5,946,346	**41,442**
Commercial paper	**352,000**	247,500	282,700	**3,170**
Trading liabilities	**1,780,073**	2,046,766	1,873,245	**16,029**
Borrowed money	**2,213,432**	2,476,833	2,360,474	**19,932**
Foreign exchanges	**533,545**	448,316	572,755	**4,804**
Bonds	**4,480,668**	3,779,852	4,002,965	**40,348**
Due to trust account	**42,202**	24,944	36,032	**380**
Other liabilities	**3,250,878**	3,551,051	3,591,818	**29,274**
Reserve for employee bonuses	**21,548**	20,908	22,226	**194**
Reserve for employee retirement benefits	**31,282**	93,220	40,842	**282**
Reserve for possible losses on loans sold	**—**	2,628	—	**—**
Reserve for expenses related to EXPO 2005 Japan	**172**	57	116	**2**
Other reserves	**1,093**	531	862	**10**
Deferred tax liabilities	**46,821**	58,494	40,181	**422**
Deferred tax liabilities for land revaluation	**58,100**	56,685	56,391	**523**
Acceptances and guarantees	**3,399,727**	3,102,644	3,079,738	**30,614**
Total liabilities	**97,015,765**	96,974,137	98,150,534	**873,623**
Minority interests	**1,017,565**	1,005,886	993,696	**9,163**
Stockholders' equity				
Capital stock	**1,247,650**	1,247,650	1,247,650	**11,235**
Capital surplus	**866,870**	854,798	865,282	**7,806**
Retained earnings	**612,438**	423,309	611,189	**5,515**
Land revaluation excess	**99,514**	97,914	96,527	**896**
Net unrealized gains on other securities	**270,252**	176,225	325,013	**2,434**
Foreign currency translation adjustments	**(73,509)**	(41,189)	(71,764)	**(662)**
Treasury stock	**(2,303)**	(13,231)	(2,956)	**(21)**
Total stockholders' equity	**3,020,911**	2,745,476	3,070,942	**27,203**
Total liabilities, minority interests and stockholders' equity	**¥101,054,242**	¥100,725,500	¥102,215,172	**$909,989**

See accompanying notes to consolidated interim financial statements.

Consolidated Statements of Income (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004	**Six months ended Sept. 30, 2004**
Income				
Interest income:	**¥ 752,495**	¥ 826,407	¥1,591,338	**$ 6,776**
Interest on loans and discounts	**569,704**	587,789	1,171,663	**5,130**
Interest and dividends on securities	**121,740**	138,520	256,600	**1,096**
Trust fees	**729**	84	334	**7**
Fees and commissions	**281,955**	237,159	501,028	**2,539**
Trading profits	**30,927**	163,904	305,011	**278**
Other operating income	**551,794**	459,685	946,474	**4,969**
Other income	**162,942**	115,015	325,344	**1,467**
Total income	**1,780,844**	1,802,256	3,669,531	**16,036**
Expenses				
Interest expenses:	**156,704**	163,169	310,267	**1,411**
Interest on deposits	**54,555**	58,893	108,180	**491**
Fees and commissions	**46,575**	41,969	76,851	**419**
Trading losses	**605**	—	916	**5**
Other operating expenses	**394,061**	432,980	886,649	**3,549**
General and administrative expenses	**423,612**	448,094	866,549	**3,815**
Provision for reserve for possible loan losses	**165,267**	14,529	—	**1,488**
Other expenses	**497,301**	514,633	1,123,401	**4,478**
Total expenses	**1,684,128**	1,615,376	3,264,636	**15,165**
Income before income taxes and minority interests	**96,715**	186,880	404,894	**871**
Income taxes:				
Current	**17,079**	22,436	24,289	**154**
Refund	**8,104**	—	—	**73**
Deferred	**5,277**	(5,137)	8,593	**47**
Minority interests in net income	**29,090**	26,087	41,596	**262**
Net income	**¥ 53,372**	¥ 143,492	¥ 330,414	**$ 481**

	Yen			U.S. dollars
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004	**Six months ended Sept. 30, 2004**
Per share data:				
Net income	**¥9,119.40**	¥24,993.09	¥52,314.75	**$82.12**
Net income — diluted	**5,245.69**	15,608.81	35,865.20	**47.24**

See accompanying notes to consolidated interim financial statements.

Consolidated Statements of Stockholders' Equity (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2004 and year ended March 31, 2004

	Millions of yen							
	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains (losses) on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2003	¥1,247,650	¥856,237	¥311,664	¥101,440	¥ (24,197)	¥(53,515)	¥(15,204)	¥2,424,074
Merger of subsidiaries			(2,066)					(2,066)
Change due to decrease of affiliates			54					54
Gains on disposal of treasury stock		9,044						9,044
Transfer of land revaluation excess			4,428	(4,428)				—
Change in tax rate and others				(484)				(484)
Cash dividends paid			(33,306)					(33,306)
Net income			330,414					330,414
Change in net unrealized gains on other securities					349,211			349,211
Change in foreign currency translation adjustments						(18,248)		(18,248)
Change in treasury stock							12,248	12,248
Balance at March 31, 2004	1,247,650	865,282	611,189	96,527	325,013	(71,764)	(2,956)	3,070,942
Merger of subsidiaries			**2**					**2**
Change due to decrease of affiliates			**(2,719)**					**(2,719)**
Gains on disposal of treasury stock		**1,588**						**1,588**
Transfer of land revaluation excess			**(2,985)**	**2,985**				**—**
Change in tax rate and others				**0**				**0**
Cash dividends paid			**(46,421)**					**(46,421)**
Net income			**53,372**					**53,372**
Change in net unrealized gains on other securities					**(54,761)**			**(54,761)**
Change in foreign currency translation adjustments						**(1,745)**		**(1,745)**
Change in treasury stock							**652**	**652**
Balance at September 30, 2004	**¥1,247,650**	**¥866,870**	**¥612,438**	**¥ 99,514**	**¥270,252**	**¥(73,509)**	**¥ (2,303)**	**¥3,020,911**

	Millions of U.S. dollars							
	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains (losses) on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2004	$11,235	$7,792	$5,504	$869	$2,927	$(646)	$(27)	$27,654
Merger of subsidiaries			**0**					**0**
Change due to decrease of affiliates			**(25)**					**(25)**
Gains on disposal of treasury stock		**14**						**14**
Transfer of land revaluation excess			**(27)**	**27**				**—**
Change in tax rate and others				**0**				**0**
Cash dividends paid			**(418)**					**(418)**
Net income			**481**					**481**
Change in net unrealized gains on other securities					**(493)**			**(493)**
Change in foreign currency translation adjustments						**(16)**		**(16)**
Change in treasury stock							**6**	**6**
Balance at September 30, 2004	**$11,235**	**$7,806**	**$5,515**	**$896**	**$2,434**	**$(662)**	**$(21)**	**$27,203**

See accompanying notes to consolidated interim financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004	**Six months ended Sept. 30, 2004**
1. Cash flows from operating activities:				
Income before income taxes and minority interests	¥ **96,715**	¥ 186,880	¥ 404,894	$ **871**
Depreciation of premises, equipment and others	**41,082**	41,894	82,464	**370**
Depreciation of lease assets	**168,782**	167,285	336,271	**1,520**
Amortization of goodwill	**4,280**	4,191	(4,260)	**39**
Equity in earnings of affiliates	**(12,893)**	(8,044)	(15,700)	**(116)**
Net change in reserve for possible loan losses	**(200,035)**	(550,977)	(824,917)	**(1,801)**
Net change in reserve for possible losses on loans sold	**—**	(18,036)	(20,665)	**—**
Net change in reserve for employee bonuses	**(855)**	(1,134)	221	**(8)**
Net change in reserve for employee retirement benefits	**131,309**	7,969	(40,069)	**1,182**
Net change in reserve for expenses related to EXPO 2005 Japan	**55**	57	116	**0**
Interest income	**(752,495)**	(826,407)	(1,591,338)	**(6,776)**
Interest expenses	**156,704**	163,169	310,267	**1,411**
Net (gains) losses on securities	**(74,018)**	(40,431)	(67,928)	**(667)**
Net (gains) losses from money held in trust	**—**	1,007	(121)	**—**
Net exchange (gains) losses	**(172,849)**	221,477	407,340	**(1,557)**
Net (gains) losses from disposal of premises and equipment	**8,716**	7,985	30,697	**78**
Net (gains) losses from disposal of lease assets	**(1,143)**	49	(1,870)	**(10)**
Net change in trading assets	**37,897**	1,003,098	1,131,864	**341**
Net change in trading liabilities	**(98,289)**	(802,432)	(929,787)	**(885)**
Net change in loans and bills discounted	**(18,373)**	1,985,803	6,198,239	**(165)**
Net change in deposits	**2,245,859**	(428,206)	1,829,914	**20,224**
Net change in negotiable certificates of deposit	**(478,870)**	(1,479,196)	(1,338,888)	**(4,312)**
Net change in borrowed money (excluding subordinated debt)	**(142,894)**	(51,542)	(112,211)	**(1,287)**
Net change in deposits with banks	**(683,001)**	(432,383)	(1,299,305)	**(6,150)**
Net change in call loans, bills bought and receivables under resale agreements	**(59,546)**	(508,664)	(318,516)	**(536)**
Net change in receivables under securities borrowing transactions	**(612,055)**	1,356,233	971,914	**(5,512)**
Net change in call money, bills sold and payables under repurchase agreements	**(1,845,325)**	(3,181,690)	(5,704,903)	**(16,617)**
Net change in commercial paper	**69,300**	59,700	94,900	**624**
Net change in payables under securities lending transactions	**(1,344,179)**	(182,466)	1,139,101	**(12,104)**
Net change in foreign exchanges (assets)	**(219,887)**	(24,440)	5,016	**(1,980)**
Net change in foreign exchanges (liabilities)	**(39,119)**	50,442	175,444	**(352)**
Issuance and redemption of bonds (excluding subordinated bonds)	**279,933**	8,655	152,514	**2,521**
Net change in due to trust account	**6,169**	18,990	30,078	**56**
Interest received	**797,421**	856,081	1,636,935	**7,181**
Interest paid	**(158,410)**	(174,330)	(336,704)	**(1,427)**
Net change in payable on trading and securities contracts	**—**	—	1,188,672	**—**
Other, net	**(332,096)**	809,744	27,099	**(2,991)**
Subtotal	**(3,202,113)**	(1,759,666)	3,546,782	**(28,835)**
Income taxes paid	**(28,614)**	5,817	(24,664)	**(258)**
Net cash provided by (used in) operating activities	**(3,230,728)**	(1,753,848)	3,522,118	**(29,093)**

(Continued)

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004	**Six months ended Sept. 30, 2004**
2. Cash flows from investing activities:				
Purchases of securities	**¥(21,283,083)**	¥(23,707,428)	¥(47,305,660)	**$(191,653)**
Proceeds from sale of securities	**16,679,189**	15,807,610	30,688,033	**150,195**
Proceeds from maturity of securities	**7,674,230**	9,806,287	13,967,819	**69,106**
Purchases of money held in trust	**—**	(21,111)	(21,225)	**—**
Proceeds from sale of money held in trust	**0**	17,268	42,259	**0**
Purchases of premises and equipment	**(22,183)**	(22,248)	(80,932)	**(200)**
Proceeds from sale of premises and equipment	**28,080**	17,330	20,839	**253**
Purchases of lease assets	**(185,819)**	(192,936)	(368,159)	**(1,673)**
Proceeds from sale of lease assets	**18,991**	15,526	37,678	**171**
Purchases of stocks of subsidiaries	**(2,970)**	(8,999)	(8,999)	**(27)**
Net cash provided by (used in) investing activities	**2,906,435**	1,711,298	(3,028,346)	**26,172**
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	**20,000**	34,500	89,500	**180**
Repayment of subordinated debt	**(22,240)**	(95,500)	(195,000)	**(200)**
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	**237,275**	238,362	436,453	**2,137**
Repayment of subordinated bonds and bonds with stock acquisition rights	**(48,000)**	(42,962)	(150,713)	**(432)**
Dividends paid	**(46,447)**	(33,330)	(33,360)	**(418)**
Proceeds from minority stockholders	**—**	—	25	**—**
Dividends paid to minority stockholders	**(26,171)**	(24,388)	(33,196)	**(236)**
Purchases of treasury stock	**(502)**	(152)	(632)	**(5)**
Proceeds from sale of treasury stock	**3,936**	936	24,058	**35**
Net cash provided by financing activities	**117,850**	77,465	137,134	**1,061**
4. Effect of exchange rate changes on cash and due from banks	**716**	(1,763)	(2,417)	**7**
5. Net change in cash and due from banks	**(205,726)**	33,151	628,488	**(1,853)**
6. Cash and due from banks at beginning of period	**3,529,479**	2,900,991	2,900,991	**31,783**
7. Change in cash and due from banks due to merger of consolidated subsidiaries	**3,941**	—	—	**36**
8. Change in cash and due from banks due to decrease of consolidated subsidiaries	**—**	(0)	(0)	**—**
9. Cash and due from banks at end of period	**¥ 3,327,694**	¥ 2,934,143	¥ 3,529,479	**$ 29,966**

See accompanying notes to consolidated interim financial statements.

Notes to Consolidated Interim Financial Statements (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2004

I. Significant Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries: 166 companies

Principal companies:

Sumitomo Mitsui Banking Corporation ("SMBC")
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this interim term, eight companies including SMBC Financial Business Planning Co., Ltd. were newly consolidated due to establishment.

From this interim term, Minato Card Co., Ltd. was excluded from the scope of consolidation because it was no longer a subsidiary due to merger.

From this interim term, six companies including SMLC Indus Co., Ltd. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and sixteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Interim Financial Statements Regulation.

Total assets, ordinary income, net income and retained earnings of other unconsolidated subsidiaries have no material impact on the consolidated interim financial statements.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: 4 companies

Principal company:

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method: 46 companies

Principal companies:

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this interim term, five companies including Promise Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.

From this interim term, three companies including Sony Bank Incorporated were excluded from the scope of affiliated companies due to decrease in ratio of voting share ownership and other reasons.

(3) Unconsolidated subsidiaries that are not accounted for by the equity method:

One hundred and sixteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Consolidated Interim Financial Statements Regulation.

(4) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Net income and retained earnings of other unconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no material impact on the consolidated interim financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim account closing dates of the consolidated subsidiaries are as follows:

March 31:	6 Companies
April 30:	1 Company
June 30:	66 Companies
July 31:	2 Companies
September 30:	91 Companies

(2) As for the companies whose interim balance sheet dates are March 31 and April 30, the accounts are provisionally closed for the purpose of consolidation as of September 30 and July 31, respectively. The other companies are consolidated on the basis of their respective interim balance sheet dates.

Appropriate adjustments were made for material transactions during the periods from their respective interim balance sheet dates to the consolidated interim closing date.

4. Accounting methods

(1) **Standards for recognition and measurement of trading assets/liabilities and trading profits/losses**

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated interim balance sheet on a contract date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses."

Securities and monetary claims purchased for trading purposes are stated at the interim term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated interim balance sheet date.

"Trading profits" and "Trading losses" include interest received or paid during the interim term. The valuation differences of securities and money claims between the previous fiscal year-end and this interim term-end are recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim term-end are recorded in the above-mentioned accounts.

(2) Standards for recognition and measurement of securities

(a) Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at the average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the interim term's earnings because of application of fair value hedge accounting.

(b) Securities included in Money held in trust are carried in the same method as in Notes I. 4. (1) and (2) (a).

(3) Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(4) Depreciation

(a) Depreciation of premises, equipment and lease assets

Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and SMBC are depreciated using the straight-line method for premises and the declining-balance method for equipment. They calculated the depreciation cost for the interim term by proportionally allocating the estimated annual cost to the interim term. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Equipment:	2 to 20 years

Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

(b) Depreciation of capitalized software

Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are likely to become bankrupt in the future ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥1,774,043 million ($15,975 million).

(6) **Reserve for employee bonuses**

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim term.

(7) **Reserve for employee retirement benefits**

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at interim term-end, based on the projected retirement benefit obligation and the fair value of plan assets at this fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation from the initial application of the new accounting standard for employee retirement benefits is amortized primarily using the straight-line method over five years and is charged 50% of the annual amortized cost to its income for the six months ended September 30, 2004.

(8) **Reserve for expenses related to EXPO 2005 Japan**

SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that will be held in Aichi Prefecture in 2005 as "Reserve for expenses related to EXPO 2005 Japan," which includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

(9) **Other reserves required by special laws**

Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 82 of the Financial Futures Transaction Law of ¥18 million ($0 million), and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of ¥1,075 million ($10 million).

(10) **Translation of foreign currency assets and liabilities**

SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated interim balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(11) **Accounting method for lease transactions**

Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(12) **Hedge accounting**

(a) Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At this interim term-end, gross amounts of deferred hedge losses and gains on "macro hedge" were ¥254,000 million ($2,287 million) and ¥221,851 million ($1,998 million), respectively.

(b) Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

(13) Consumption tax

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(14) Tax effect accounting

On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings (deficit) at the end of this fiscal year of SMFG and its consolidated domestic subsidiaries, current and deferred income taxes are recorded in the amount corresponding to the consolidated interim term.

5. Scope of "cash and cash equivalents" on consolidated statement of cash flows

For the purposes of the consolidated statement of cash flows, cash and cash equivalents represents cash and due from banks.

II. Additional Information

With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced April 1, 2004. As a result, SMFG and its consolidated domestic subsidiaries calculate enterprise taxes based on "amount of added value" and "amount of capital" and they are included in "General and administrative expenses" from this interim term pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No.12).

III. Notes to Consolidated Balance Sheet

1. Securities include ¥352,247 million ($3,172 million) of stocks of unconsolidated subsidiaries and affiliates and ¥1,492 million ($13 million) of investments.
2. Japanese government bonds as a sub-account of Securities include ¥16,294 million ($147 million) of unsecured loaned securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, ¥1,579,675 million ($14,225 million) of securities are pledged, and ¥167,303 million ($1,507 million) of securities are held in hand as of the consolidated interim balance sheet date.

3. Bankrupt loans and Non-accrual loans were ¥86,972 million ($783 million) and ¥1,844,061 million ($16,606 million), respectively. These amounts include the trusted amount with The Resolution and Collection Corporation of ¥3,792 million ($34 million), which is treated as off-balancing.

"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons. "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

4. Past due loans (3 months or more) totaled ¥52,918 million ($477 million).

"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

5. Restructured loans totaled ¥884,745 million ($7,967 million).

"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

6. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥2,868,696 million ($25,832 million). This amount includes the trusted amount with The Resolution and Collection Corporation of ¥3,837 million ($35 million), which is treated as off-balancing.

The amounts of loans presented in 3. to 6. above are the amounts before deduction of reserve for possible loan losses.

7. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥1,031,613 million ($9,290 million).

8. Assets pledged as collateral were as follows:

September 30, 2004	Millions of yen	Millions of U.S. dollars
Assets pledged		
Cash and due from banks and Deposits with banks	¥ 90,583	$ 816
Trading assets	651,906	5,870
Securities	7,457,751	67,157
Loans and bills discounted	1,465,657	13,198
Other assets (installment account receivable, etc.)	1,030	9
Liabilities corresponding to assets pledged		
Deposits	¥ 10,528	$ 95
Call money and bills sold	3,655,999	32,922
Payables under repurchase agreements	715,530	6,443
Payables under securities lending transactions	4,460,991	40,171
Trading liabilities	125,597	1,131
Borrowed money	3,893	35
Other liabilities	14,617	132
Acceptances and guarantees	149,029	1,342

In addition, Cash and due from banks and Deposits with banks of ¥50,227 million ($452 million), Trading assets of ¥1,663 million ($15 million), Securities of ¥6,962,079 million ($62,693 million), and Loans and bills discounted of ¥581,956 million ($5,240 million) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Premises and equipment include surety deposits and intangible of ¥110,928 million ($999 million), and Other assets include initial margins of futures markets of ¥9,216 million ($83 million).

9. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥34,368,593 million ($309,488 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥30,841,376 million ($277,725 million). Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

10. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred loss on hedge and is included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were ¥573,789 million ($5,167 million) and ¥457,780 million ($4,122 million), respectively.
11. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Date of the revaluation:

    SMBC: March 31, 1998 and March 31, 2002

    Certain other consolidated subsidiaries: March 31, 1999 and March 31, 2002

    Method of revaluation (stipulated in Article 3-3 of the Law):

    SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

    Certain other consolidated subsidiaries: Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.
12. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to ¥588,735 million ($5,302 million) and ¥1,550,472 million ($13,962 million), respectively.
13. The balance of subordinated debt included in "Borrowed money" was ¥771,570 million ($6,948 million).
14. The balance of subordinated bonds included in "Bonds" was ¥1,861,560 million ($16,763 million).

IV. Notes to Consolidated Statement of Income

1. "Other income" includes gains on sales of stocks and other securities of ¥65,914 million ($594 million), gains on securities contributed to employee retirement benefit trusts of ¥75,275 million ($678 million), gains on disposal of premises and equipment of ¥2,185 million ($20 million) and collection of written-off claims of ¥485 million ($4 million).
2. "Other expenses" includes write-off of loans of ¥391,236 million ($3,523 million), losses on delinquent loans sold of ¥56,321 million ($507 million), amortized cost of unrecognized net transition obligation from initial application of the new accounting standard for employee retirement benefits of ¥8,938 million ($80 million) and losses on disposal of premises and equipment of ¥10,901 million ($98 million).

V. Lease Transactions

1. Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at September 30, 2004 was as follows:

(1) Lessee side

	Millions of yen		
September 30, 2004	Equipment	Other	Total
Acquisition cost	¥9,772	¥472	¥10,244
Accumulated depreciation	5,572	267	5,839
Net book value	¥4,200	¥204	¥ 4,404

	Millions of U.S. dollars		
September 30, 2004	Equipment	Other	Total
Acquisition cost	$88	$4	$92
Accumulated depreciation	50	2	52
Net book value	$38	$2	$40

Future minimum lease payments excluding interests at September 30, 2004 were as follows:

September 30, 2004	Millions of yen	Millions of U.S. dollars
Due within one year	¥1,788	$16
Due after one year	2,760	25
Total	¥4,549	$41

Total lease expenses for this interim term were ¥1,018 million ($9 million).

Assumed depreciation expenses for this interim term amounted to ¥948 million ($9 million).

Assumed depreciation expenses are calculated using the straight-line method over the lease term of the respective assets without salvage values.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents assumed interest expenses. The allocation of such assumed interest expenses over the lease term is calculated using the effective interest method. Assumed interest expenses for this interim term amounted to ¥76 million ($1 million).

(2) Lessor side

September 30, 2004	Millions of yen		
	Equipment	Other	Total
Acquisition cost	¥1,920,975	¥588,826	¥2,509,801
Accumulated depreciation	1,216,807	327,019	1,543,827
Net book value	¥ 704,167	¥261,807	¥ 965,974

September 30, 2004	Millions of U.S. dollars		
	Equipment	Other	Total
Acquisition cost	$17,298	$5,303	$22,601
Accumulated depreciation	10,957	2,945	13,902
Net book value	$ 6,341	$2,358	$ 8,699

Future lease payment receivables excluding interests at September 30, 2004 were as follows:

September 30, 2004	Millions of yen	Millions of U.S. dollars
Due within one year	¥314,280	$2,830
Due after one year	657,713	5,923
Total	¥971,993	$8,753

Total lease income for this interim term was ¥205,622 million ($1,852 million).

Depreciation expense for this interim term was ¥166,435 million ($1,499 million).

Assumed interest income represents the difference between the sum of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets.

The allocation of such assumed interest income over the lease term is calculated using the effective interest method. Assumed interest income for this interim term was ¥31,891 million ($287 million).

2. Operating leases

(1) Lessee side

Future minimum lease payments at September 30, 2004 were as follows:

September 30, 2004	Millions of yen	Millions of U.S. dollars
Due within one year	¥17,172	$155
Due after one year	76,766	691
Total	¥93,939	$846

(2) Lessor side

Future lease payment receivables at September 30, 2004 were as follows:

September 30, 2004	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 5,340	$ 48
Due after one year	11,128	100
Total	¥16,468	$148

Future lease payments receivable amounting to ¥86,071 million ($775 million) on the lessor side referred to above 1. and 2. were pledged as collateral for borrowings.

VI. Others

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts. The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2004, which was ¥111.05 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

VII. Per Share Data

September 30, 2004	Yen	U.S. dollars
Stockholders' equity per share	¥230,491.11	$2,075.56
Net income per share	9,119.40	82.12
Net income per share — diluted	5,245.69	47.24

1. Stockholders' equity per share is calculated by deducting from stockholders' equity the number of preferred stocks issued as of the end of the interim term multiplied by the issue price, divided by the number of common stocks issued at the interim term-end (excluding "treasury stock").
2. Net income per share is calculated by deducting dividends for preferred stock from net income, divided by the weighted average number of shares of common stock, excluding treasury stock outstanding during the interim term.
3. Net income per share (diluted) reflects the potential dilution that could occur if preferred stocks and other contracts to issue common stocks were exercised.

VIII. Subsequent Events (up to December 13, 2004)

SMFG repurchased its own shares on November 2, 2004 pursuant to the resolution of the Board of Directors meeting held on September 30, 2004 as follows:

(1) Type of capital stock repurchased: SMFG's common stock

(2) Total number of shares repurchased: 400,805 shares

(3) Repurchase price: ¥668,000 ($6,015) per share
Total amount: ¥267,737,740,000 ($2,411 million)

(4) Method of repurchase: Through ToSTNet-2 (closing price orders) of Tokyo Stock Exchange

Deposit Insurance Corporation of Japan announced that The Resolution and Collection Corporation (RCC) sold 401,705.31 shares* of SMFG's common stock at ¥268,339,153,590 ($2,416 million) on November 2, 2004.

*RCC converted 32,000 shares of preferred stock (type 1) worth ¥96,000 million ($864 million) and 105,000 shares of preferred stock (type 3) worth ¥105,000 million ($946 million) on September 30, 2004.

IX. Market Value Information

1. Securities

Note: The amounts shown in the following tables include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Deposits with banks," and commercial paper and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated interim balance sheet.

(1) Securities classified as trading purposes

September 30, 2004	Millions of yen	Millions of U.S. dollars
Consolidated balance sheet amount	¥1,209,190	$10,889
Valuation losses included in the earnings for the interim term	2,548	23

(2) Bonds classified as held-to-maturity with market value

	Millions of yen				
September 30, 2004	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥508,400	¥502,551	¥(5,848)	¥1,684	¥7,533
Japanese local government bonds	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—
Other	36,235	36,794	558	681	122
Total	¥544,636	¥539,346	¥(5,289)	¥2,365	¥7,655

	Millions of U.S. dollars				
September 30, 2004	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	$4,578	$4,525	$(53)	$15	$68
Japanese local government bonds	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—
Other	326	331	5	6	1
Total	$4,904	$4,856	$(48)	$21	$69

Note: Market value is calculated using the market prices at the interim term-end.

(3) Other securities with market value

	Millions of yen				
September 30, 2004	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 2,035,061	¥ 2,616,748	¥581,686	¥637,425	¥ 55,738
Bonds	13,744,918	13,686,800	(58,118)	18,409	76,527
Japanese government bonds	12,421,472	12,371,625	(49,846)	13,933	63,780
Japanese local government bonds	504,080	497,812	(6,267)	1,094	7,361
Japanese corporate bonds	819,366	817,362	(2,003)	3,381	5,385
Other	4,079,116	4,039,623	(39,492)	8,902	48,395
Total	¥19,859,096	¥20,343,172	¥484,076	¥664,737	¥180,661

	Millions of U.S. dollars				
September 30, 2004	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	$ 18,326	$ 23,564	$5,238	$5,740	$ 502
Bonds	123,772	123,249	(523)	166	689
Japanese government bonds	111,855	111,406	(449)	125	574
Japanese local government bonds	4,539	4,483	(56)	10	66
Japanese corporate bonds	7,378	7,360	(18)	31	49
Other	36,732	36,376	(356)	80	436
Total	$178,830	$183,189	$4,359	$5,986	$1,627

Notes: 1. Of the total net unrealized gains shown above, ¥22,199 million ($200 million) is included in this term's earnings because of the application of fair value hedge accounting.

2. Stocks are carried on the consolidated balance sheet mainly at their average market prices during the final month of the interim term.
Bonds and others are carried on the consolidated balance sheet at their interim term-end market prices.

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this interim term. Valuation loss (impaired) for this interim term was ¥39 million ($0 million). The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Market value is lower than acquisition cost.
Issuers requiring caution:	Market value is 30% or more lower than acquisition cost.
Normal issuers:	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the interim term

There are no corresponding transactions.

(5) Other securities sold during the interim term

	Millions of yen			Millions of U.S. dollars		
Six months ended September 30, 2004	Sales amount	Gains on sales	Losses on sales	Sales amount	Gains on sales	Losses on sales
Other securities	¥16,678,701	¥117,923	¥27,549	$150,191	$1,062	$248

(6) Securities with no available market value

	Millions of yen	Millions of U.S. dollars
September 30, 2004	Consolidated balance sheet amount	Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Unlisted foreign securities	¥ 3,492	$ 31
Other	11,290	102
Other securities		
Unlisted stocks (excluding OTC stocks)	580,961	5,232
Unlisted bonds	1,768,325	15,924
Unlisted foreign securities	394,347	3,551
Other	150,646	1,357

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

	Millions of yen			
September 30, 2004	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥2,927,449	¥ 7,891,459	¥2,987,501	¥2,157,117
Japanese government bonds	2,701,723	5,793,773	2,234,942	2,149,585
Japanese local government bonds	13,233	252,642	231,433	503
Japanese corporate bonds	212,492	1,845,044	521,125	7,028
Other	378,578	2,956,785	417,839	511,709
Total	¥3,306,028	¥10,848,244	¥3,405,341	¥2,668,827

	Millions of U.S. dollars			
September 30, 2004	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	$26,362	$71,062	$26,902	$19,425
Japanese government bonds	24,329	52,173	20,125	19,357
Japanese local government bonds	119	2,275	2,084	5
Japanese corporate bonds	1,914	16,614	4,693	63
Other	3,409	26,626	3,763	4,608
Total	$29,771	$97,688	$30,665	$24,033

2. Money held in trust

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

September 30, 2004	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥3,628	¥3,783	¥154	¥271	¥116

September 30, 2004	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	$33	$34	$1	$2	$1

Note: Consolidated interim balance sheet amount is calculated using the market prices at the interim term-end.

3. Net unrealized gains on other securities and other money held in trust

September 30, 2004	Millions of yen	Millions of U.S. dollars
Net unrealized gains	¥462,018	$4,160
Other securities	461,863	4,159
Other money held in trust	154	1
(–) Deferred tax liabilities	187,970	1,692
Net unrealized gains on other securities (before following adjustment)	274,048	2,468
(–) Minority interests	4,981	45
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	1,185	11
Net unrealized gains on other securities	¥270,252	$2,434

Notes: 1. Of the total net unrealized gains shown above, ¥22,199 million ($200 million) is included in this term's earnings because of the application of fair value hedge accounting.

2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

4. Derivative transactions

(1) Interest rate derivatives

September 30, 2004	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Interest rate futures	¥108,923,645	¥ (4,995)	¥ (4,995)	$ 980,852	$ (45)	$ (45)
Interest rate options	698,705	(57)	(57)	6,292	(1)	(1)
Over-the-counter transactions:						
Forward rate agreements	10,371,517	(1,315)	(1,315)	93,395	(12)	(12)
Interest rate swaps	393,687,431	224,757	224,757	3,545,137	2,024	2,024
Interest rate swaptions	4,942,071	4,760	4,760	44,503	43	43
Caps	11,419,502	(3,700)	(3,700)	102,832	(33)	(33)
Floors	669,925	43	43	6,033	0	0
Other	580,420	6,512	6,512	5,227	59	59
Total	/	¥226,005	¥226,005	/	$2,035	$2,035

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses amounted to ¥1,754 million ($16 million).

(2) Currency derivatives

September 30, 2004	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Currency swaps	¥17,436,346	¥ 75,832	¥67,322	$157,013	$683	$606
Currency swaptions	2,010,789	16,647	16,647	18,107	150	150
Forward foreign exchange	45,668,088	9,614	9,614	411,239	87	87
Currency options	5,150,486	(2,005)	(2,005)	46,380	(18)	(18)
Other	2,852	29	29	26	0	0
Total	/	¥100,118	¥91,608	/	$902	$825

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income. The amounts above do not include the following:
(a) Derivative transactions to which deferred hedge accounting method is applied;
(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected to the consolidated balance sheet; and
(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.
Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses amounted to ¥164 million ($1 million).

(3) Equity derivatives

September 30, 2004	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Equity price index futures	¥ 1,597	¥ (50)	¥ (50)	$ 14	$ (0)	$ (0)
Equity price index options	110	1	1	1	0	0
Over-the-counter transactions:						
Equity options	34,000	0	0	306	0	0
Equity price index swaps	—	—	—	—	—	—
Other	46,416	1,685	1,685	418	15	15
Total	/	¥1,636	¥1,636	/	$15	$15

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(4) Bond derivatives

September 30, 2004	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Bond futures	¥1,148,958	¥6,188	¥6,188	$10,346	$56	$56
Bond futures options	155,100	492	492	1,397	5	5
Over-the-counter transactions:						
Forward bond agreements	285,136	1,818	1,818	2,568	16	16
Bond options	3,608,653	(8,542)	(8,542)	32,496	(77)	(77)
Total	/	¥ (42)	¥ (42)	/	$ (0)	$ (0)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(5) Commodity derivatives

September 30, 2004	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Commodity swaps	¥218,243	¥7,201	¥7,201	$1,965	$65	$65
Commodity options	16,420	231	231	148	2	2
Total	/	¥7,432	¥7,432	/	$67	$67

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

September 30, 2004	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Credit default options	¥111,843	¥840	¥840	$1,007	$8	$8
Other	1,708	23	23	15	0	0
Total	/	¥864	¥864	/	$8	$8

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

X. Segment Information

1. Business segment information

Six months ended September 30, 2004	Millions of yen					
	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	¥1,226,811	¥344,806	¥206,554	¥1,778,173	¥ —	¥1,778,173
(2) Intersegment	15,719	10,000	95,613	121,334	(121,334)	—
Total	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
Ordinary expenses	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
Ordinary profit	¥ 32,340	¥ 21,584	¥ 69,763	¥ 123,688	¥ (9,587)	¥ 114,100

Six months ended September 30, 2004	Millions of U.S. dollars					
	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	$11,047	$3,105	$1,860	$16,012	$ —	$16,012
(2) Intersegment	142	90	861	1,093	(1,093)	—
Total	11,189	3,195	2,721	17,105	(1,093)	16,012
Ordinary expenses	10,898	3,000	2,093	15,991	(1,006)	14,985
Ordinary profit	$ 291	$ 195	$ 628	$ 1,114	$ (87)	$ 1,027

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.
3. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves.
Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

2. Geographic segment information

Six months ended September 30, 2004	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of yen						
Ordinary income							
(1) External customers	¥1,654,502	¥56,534	¥31,188	¥35,947	¥1,778,173	¥ —	¥1,778,173
(2) Intersegment	21,527	24,310	2,143	12,142	60,123	(60,123)	—
Total	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
Ordinary expenses	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
Ordinary profit	¥ 66,768	¥32,264	¥ 4,832	¥16,419	¥ 120,284	¥ (6,184)	¥ 114,100

Six months ended September 30, 2004	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of U.S. dollars						
Ordinary income							
(1) External customers	$14,899	$509	$281	$323	$16,012	$ —	$16,012
(2) Intersegment	194	219	19	110	542	(542)	—
Total	15,093	728	300	433	16,554	(542)	16,012
Ordinary expenses	14,492	437	257	285	15,471	(486)	14,985
Ordinary profit	$ 601	$291	$ 43	$148	$ 1,083	$ (56)	$ 1,027

Notes: 1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves.
Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

3. Ordinary income from overseas operations

Six months ended September 30, 2004	Millions of yen	Millions of U.S. dollars
Consolidated ordinary income from overseas operations (A)	¥ 123,670	$ 1,114
Consolidated ordinary income (B)	1,778,173	16,012
(A) / (B)	7.0%	7.0%

Notes: 1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

XI. Parent Company

1. Nonconsolidated balance sheets (unaudited)

Sumitomo Mitsui Financial Group, Inc.
September 30, 2004 and 2003, and March 31, 2004

	Millions of yen			Millions of U.S. dollars
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004	Sept. 30, 2004
Assets				
Current assets	¥ 108,191	¥ 65,455	¥ 110,948	$ 974
Cash and due from banks	27,259	61,841	98,159	245
Current portion of long-term loans to subsidiaries and affiliates	40,000	—	—	360
Other current assets	40,931	3,613	12,789	369
Fixed assets	3,449,854	3,291,210	3,291,153	31,066
Premises and equipment	3	0	0	0
Intangible assets	48	34	47	1
Investments and other assets	3,449,803	3,291,175	3,291,105	31,065
Investments in subsidiaries and affiliates	3,446,462	3,246,072	3,246,462	31,035
Long-term loans to subsidiaries and affiliates	—	40,000	40,000	—
Deferred tax assets	3,340	5,102	4,642	30
Deferred charges	754	1,056	905	7
Total assets	¥3,558,800	¥3,357,722	¥3,403,007	$32,047
Liabilities				
Current liabilities	¥ 230,761	¥ 230,228	¥ 230,286	$ 2,078
Short-term borrowings	230,000	230,000	230,000	2,071
Reserve for employees bonuses	54	76	84	1
Other current liabilities	706	151	201	6
Total liabilities	230,761	230,228	230,286	2,078
Stockholders' equity				
Capital stock	1,247,650	1,247,650	1,247,650	11,235
Capital surplus	1,747,286	1,747,263	1,747,273	15,734
Capital reserve	1,247,762	1,247,762	1,247,762	11,236
Other capital surplus	499,524	499,501	499,510	4,498
Retained earnings	334,493	133,044	178,720	3,012
Voluntary reserve	30,420	30,420	30,420	274
Unappropriated retained earnings	304,073	102,624	148,300	2,738
Treasury stock	(1,390)	(463)	(921)	(12)
Total stockholders' equity	3,328,039	3,127,494	3,172,721	29,969
Total liabilities and stockholders' equity	¥3,558,800	¥3,357,722	¥3,403,007	$32,047

2. Nonconsolidated statements of income (unaudited)

Sumitomo Mitsui Financial Group, Inc.
Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004	Six months ended Sept. 30, 2004
Operating income	¥205,265	¥7,146	¥55,515	$1,849
Dividends on investments in subsidiaries and affiliates	201,285	3,020	47,332	1,813
Fees and commissions received from subsidiaries	3,558	3,707	7,341	32
Interest income on loans to subsidiaries and affiliates	420	419	841	4
Operating expenses	1,312	1,508	3,044	12
General and administrative expenses	1,312	1,508	3,044	12
Operating profit	203,953	5,637	52,470	1,837
Nonoperating income	113	109	121	1
Nonoperating expenses	947	712	1,403	9
Ordinary profit	203,119	5,035	51,188	1,829
Income before income taxes	203,119	5,035	51,188	1,829
Income taxes:				
Current	1	1	3	0
Refund	329	—	—	3
Deferred	1,252	204	679	11
Net income	¥202,194	¥4,829	¥50,505	$1,821

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation
September 30, 2004 and 2003, and March 31, 2004

	Millions of yen			Millions of U.S. dollars
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004	**Sept. 30, 2004**
Assets				
Cash and due from banks	**¥ 3,106,175**	¥ 2,749,623	¥ 3,355,519	**$ 27,971**
Deposits with banks	**2,174,307**	673,756	1,511,401	**19,579**
Call loans and bills bought	**296,119**	559,636	287,262	**2,667**
Receivables under resale agreements	**106,419**	61,204	130,337	**958**
Receivables under securities borrowing transactions	**1,621,384**	625,010	1,009,328	**14,600**
Commercial paper and other debt purchased	**120,322**	103,627	133,081	**1,083**
Trading assets	**2,986,863**	2,984,076	2,958,990	**26,897**
Money held in trust	**3,783**	27,493	3,749	**34**
Securities	**23,524,899**	21,847,113	26,592,584	**211,841**
Loans and bills discounted	**50,723,607**	55,153,522	50,810,144	**456,764**
Foreign exchanges	**910,803**	755,924	720,840	**8,202**
Other assets	**1,365,753**	1,865,874	1,480,776	**12,299**
Premises and equipment	**671,495**	681,442	688,325	**6,047**
Deferred tax assets	**1,631,561**	1,711,738	1,590,518	**14,692**
Customers' liabilities for acceptances and guarantees	**4,462,028**	4,498,916	4,086,964	**40,180**
Reserve for possible loan losses	**(962,583)**	(1,518,988)	(1,250,751)	**(8,668)**
Total assets	**¥92,742,940**	¥92,779,975	¥94,109,074	**$835,146**
Liabilities and stockholders' equity				
Liabilities				
Deposits	**¥65,250,782**	¥61,201,211	¥63,656,771	**$587,580**
Call money and bills sold	**4,631,578**	7,918,579	6,204,833	**41,707**
Payables under repurchase agreements	**704,384**	1,868,451	1,071,114	**6,343**
Payables under securities lending transactions	**4,571,110**	4,624,779	5,946,346	**41,163**
Trading liabilities	**1,505,855**	1,608,728	1,504,465	**13,560**
Borrowed money	**2,441,850**	2,648,173	2,531,973	**21,989**
Foreign exchanges	**534,408**	449,941	576,958	**4,812**
Bonds	**3,699,055**	2,884,076	3,177,741	**33,310**
Due to trust account	**42,202**	24,944	36,032	**380**
Other liabilities	**2,076,868**	2,309,751	2,368,824	**18,702**
Reserve for employee bonuses	**8,598**	8,569	8,752	**77**
Reserve for employee retirement benefits	**—**	66,096	11,748	**—**
Reserve for possible losses on loans sold	**—**	222	—	**—**
Reserve for expenses related to EXPO 2005 Japan	**172**	57	116	**2**
Other reserves	**18**	18	18	**0**
Deferred tax liabilities for land revaluation	**57,250**	55,835	55,541	**516**
Acceptances and guarantees	**4,462,028**	4,498,916	4,086,964	**40,180**
Total liabilities	**89,986,163**	90,168,353	91,238,204	**810,321**
Stockholders' equity				
Capital stock	**559,985**	559,985	559,985	**5,043**
Capital surplus	**1,262,546**	1,237,307	1,237,307	**11,369**
Retained earnings	**592,112**	557,289	676,064	**5,332**
Land revaluation excess	**83,656**	82,165	81,158	**753**
Net unrealized gains on other securities	**258,476**	174,873	316,354	**2,328**
Total stockholders' equity	**2,756,776**	2,611,621	2,870,870	**24,825**
Total liabilities and stockholders' equity	**¥92,742,940**	¥92,779,975	¥94,109,074	**$835,146**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥111.05 to US$1, the exchange rate prevailing at September 30, 2004.

Nonconsolidated Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation
Six months ended September 30, 2004 and 2003, and year ended March 31, 2004

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004	**Six months ended Sept. 30, 2004**
Income				
Interest income	**¥ 646,974**	¥ 729,620	¥1,392,322	**$ 5,826**
Trust fees	**729**	84	334	**6**
Fees and commissions	**181,243**	150,162	322,075	**1,632**
Trading profits	**21,755**	152,104	283,611	**196**
Other operating income	**150,886**	88,276	149,209	**1,359**
Other income	**139,155**	111,822	341,633	**1,253**
Total income	**1,140,745**	1,232,071	2,489,187	**10,272**
Expenses				
Interest expenses	**156,108**	161,039	305,284	**1,406**
Fees and commissions	**54,221**	50,831	95,506	**488**
Trading losses	**605**	2,279	2,881	**5**
Other operating expenses	**27,939**	110,774	159,774	**252**
General and administrative expenses	**300,276**	315,168	623,098	**2,704**
Provision for reserve for possible loan losses	**49,489**	—	—	**446**
Other expenses	**439,034**	448,988	983,795	**3,953**
Total expenses	**1,027,674**	1,089,082	2,170,341	**9,254**
Income before income taxes	**113,070**	142,988	318,846	**1,018**
Income taxes:				
Current	**1,645**	12,573	12,752	**15**
Refund	**7,405**	—	—	**67**
Deferred	**276**	(9,244)	4,980	**2**
Net income	**¥ 118,554**	¥ 139,659	¥ 301,113	**$ 1,068**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥111.05 to US$1, the exchange rate prevailing at September 30, 2004.

Income Analysis (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

Six months ended September 30, 2004 and 2003

	Millions of yen							
	Sept. 30, 2004				Sept. 30, 2003			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Interest income	¥668,794	¥104,023	¥(20,323)	¥752,495	¥711,326	¥134,190	¥(19,110)	¥826,407
Interest expenses	124,791	47,536	(15,625)	156,702	125,002	54,615	(16,465)	163,152
Net interest income	544,003	56,487	(4,697)	595,792	586,324	79,574	(2,644)	663,254
Trust fees	¥ 729	¥ —	¥ —	¥ 729	¥ 84	¥ —	¥ —	¥ 84
Fees and commissions (income)	¥262,498	¥ 19,534	¥ (77)	¥281,955	¥222,815	¥ 14,595	¥ (251)	¥237,159
Fees and commissions (expenses)	44,441	2,228	(93)	46,575	39,882	2,365	(278)	41,969
Net fees and commissions	218,057	17,306	16	235,379	182,933	12,229	26	195,190
Trading profits	¥ 27,282	¥ 7,739	¥ (4,094)	¥ 30,927	¥153,718	¥ 13,100	¥ (2,915)	¥163,904
Trading losses	2,112	2,587	(4,094)	605	2,193	721	(2,915)	—
Net trading income	25,170	5,151	—	30,322	151,525	12,379	—	163,904
Other operating income	¥544,292	¥ 8,048	¥ (546)	¥551,794	¥446,111	¥ 13,830	¥ (256)	¥459,685
Other operating expenses	392,639	1,867	(444)	394,061	420,639	12,406	(65)	432,980
Net other operating income	151,652	6,181	(101)	157,732	25,471	1,424	(191)	26,704

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (first half of fiscal 2004, ¥1 million; first half of fiscal 2003, ¥16 million) related to the management of money held in trust.

3. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2004 and 2003

Domestic Operations

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥78,638,471	¥668,794	1.70%	¥80,904,257	¥711,326	1.76%
Loans and bills discounted	51,278,263	506,829	1.98	54,619,544	521,345	1.91
Securities	23,794,963	113,132	0.95	23,738,285	118,891	1.00
Call loans and bills bought	656,016	1,470	0.45	388,832	716	0.37
Receivables under resale agreements	96,652	3	0.01	29,137	2	0.02
Receivables under securities borrowing transactions	779,344	77	0.02	659,019	71	0.02
Deposits with banks	1,090,730	8,261	1.51	668,518	2,533	0.76
Interest-bearing liabilities	¥83,832,839	¥124,791	0.30%	¥85,135,275	¥125,002	0.29%
Deposits	62,347,109	28,001	0.09	59,740,859	27,716	0.09
Negotiable certificates of deposit	3,526,673	383	0.02	4,244,403	434	0.02
Call money and bills sold	5,368,095	540	0.02	7,489,079	536	0.01
Payables under repurchase agreements	744,310	12	0.00	2,103,516	66	0.01
Payables under securities lending transactions	4,557,841	22,096	0.97	4,867,352	24,556	1.01
Commercial paper	286,656	99	0.07	160,083	105	0.13
Borrowed money	2,991,227	33,338	2.23	3,309,960	36,489	2.20
Bonds	3,438,848	26,610	1.55	2,779,101	20,824	1.50

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.

2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.

3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2004, ¥1,934,432 million; first half of fiscal 2003, ¥1,043,589 million).

4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2004, ¥3,628 million; first half of fiscal 2003, ¥33,861 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2004, ¥3,628 million; first half of fiscal 2003, ¥33,861 million) and corresponding interest (first half of fiscal 2004, ¥1 million; first half of fiscal 2003, ¥16 million).

Overseas Operations

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥7,553,574**	**¥104,023**	**2.75%**	¥7,868,913	¥134,190	3.41%
Loans and bills discounted	**4,999,903**	**74,743**	**2.99**	5,279,586	80,147	3.04
Securities	**931,760**	**13,271**	**2.85**	1,205,801	22,273	3.69
Call loans and bills bought	**133,816**	**1,151**	**1.72**	106,562	1,259	2.36
Receivables under resale agreements	**148,035**	**1,277**	**1.73**	129,285	1,482	2.29
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Deposits with banks	**913,247**	**6,454**	**1.41**	748,807	3,454	0.92
Interest-bearing liabilities	**¥5,276,218**	**¥ 47,536**	**1.80%**	¥5,184,006	¥ 54,615	2.11%
Deposits	**3,832,756**	**26,040**	**1.36**	3,432,379	29,787	1.74
Negotiable certificates of deposit	**109,785**	**1,298**	**2.37**	138,530	1,741	2.51
Call money and bills sold	**137,739**	**748**	**1.09**	122,188	770	1.26
Payables under repurchase agreements	**247,421**	**1,545**	**1.25**	471,962	2,953	1.25
Payables under securities lending transactions	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**104,414**	**1,399**	**2.68**	116,137	1,697	2.92
Bonds	**828,954**	**15,355**	**3.70**	881,456	16,621	3.77

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2004, ¥37,164 million; first half of fiscal 2003, ¥27,755 million).

Total of Domestic and Overseas Operations

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥85,419,596**	**¥752,495**	**1.76%**	¥87,606,658	¥826,407	1.89%
Loans and bills discounted	**55,497,980**	**567,082**	**2.04**	58,998,690	585,813	1.99
Securities	**24,897,108**	**121,740**	**0.98**	24,944,087	138,520	1.11
Call loans and bills bought	**789,832**	**2,621**	**0.66**	495,395	1,975	0.80
Receivables under resale agreements	**244,687**	**1,280**	**1.05**	158,423	1,484	1.87
Receivables under securities borrowing transactions	**779,344**	**77**	**0.02**	659,019	71	0.02
Deposits with banks	**1,841,541**	**13,547**	**1.47**	1,151,314	5,201	0.90
Interest-bearing liabilities	**¥88,166,118**	**¥156,702**	**0.36%**	¥89,152,422	¥163,152	0.37%
Deposits	**66,017,335**	**52,872**	**0.16**	62,906,880	56,717	0.18
Negotiable certificates of deposit	**3,636,459**	**1,682**	**0.09**	4,382,933	2,176	0.10
Call money and bills sold	**5,505,835**	**1,289**	**0.05**	7,611,268	1,306	0.03
Payables under repurchase agreements	**991,732**	**1,558**	**0.31**	2,575,479	3,019	0.23
Payables under securities lending transactions	**4,557,841**	**22,096**	**0.97**	4,867,352	24,556	1.01
Commercial paper	**286,656**	**99**	**0.07**	160,083	105	0.13
Borrowed money	**2,315,441**	**20,278**	**1.75**	2,525,657	22,508	1.78
Bonds	**4,267,803**	**41,965**	**1.97**	3,660,558	37,446	2.05

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2004, ¥1,971,503 million; first half of fiscal 2003, ¥1,070,997 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2004, ¥3,628 million; first half of fiscal 2003, ¥33,861 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2004, ¥3,628 million; first half of fiscal 2003, ¥33,861 million) and corresponding interest (first half of fiscal 2004, ¥1 million; first half of fiscal 2003, ¥16 million).

Fees and Commissions

Six months ended September 30, 2004 and 2003

	Millions of yen							
	Sept. 30, 2004				Sept. 30, 2003			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Fees and commissions (income)	**¥262,498**	**¥19,534**	**¥(77)**	**¥281,955**	¥222,815	¥14,595	¥(251)	¥237,159
Deposits and loans	**11,383**	**11,450**	**(11)**	**22,822**	8,561	7,898	(8)	16,452
Remittances and transfers	**57,154**	**3,465**	**(0)**	**60,620**	55,181	2,843	(0)	58,025
Securities-related business	**24,736**	**0**	**—**	**24,736**	22,505	0	—	22,505
Agency	**9,655**	**—**	**—**	**9,655**	7,782	—	—	7,782
Safe deposits	**3,181**	**1**	**—**	**3,183**	3,119	2	—	3,121
Guarantees	**19,439**	**1,728**	**(8)**	**21,159**	13,565	1,529	(241)	14,853
Credit card	**45,835**	**—**	**—**	**45,835**	44,268	—	—	44,268
Fees and commissions (expenses)	**¥ 44,441**	**¥ 2,228**	**¥(93)**	**¥ 46,575**	¥ 39,882	¥ 2,365	¥(278)	¥ 41,969
Remittances and transfers	**11,208**	**765**	**(21)**	**11,952**	10,539	1,081	(0)	11,621

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Trading Income

Six months ended September 30, 2004 and 2003

	Millions of yen							
	Sept. 30, 2004				Sept. 30, 2003			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total
Trading profits	**¥27,282**	**¥7,739**	**¥(4,094)**	**¥30,927**	¥153,718	¥13,100	¥(2,915)	¥163,904
Gains on trading securities	**5,047**	**—**	**—**	**5,047**	1,359	1,950	—	3,309
Gains on securities related to trading transactions	**—**	**—**	**—**	**—**	286	—	—	286
Gains on trading-related financial derivatives	**22,042**	**7,460**	**(4,094)**	**25,408**	152,045	11,149	(2,915)	160,279
Others	**192**	**279**	**—**	**471**	28	—	—	28
Trading losses	**¥ 2,112**	**¥2,587**	**¥(4,094)**	**¥ 605**	¥ 2,193	¥ 721	¥(2,915)	¥ —
Losses on trading securities	**—**	**—**	**—**	**—**	—	—	—	—
Losses on securities related to trading transactions	**605**	**—**	**—**	**605**	—	—	—	—
Losses on trading-related financial derivatives	**1,507**	**2,587**	**(4,094)**	**—**	2,193	721	(2,915)	—
Others	**—**	**—**	**—**	**—**	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column.

Loans (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Loan Portfolio, Classified by Industry

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Domestic operations:			
Manufacturing	**¥ 5,931,430**	¥ 6,267,027	¥ 6,136,783
Agriculture, forestry, fisheries and mining	**128,678**	175,030	142,576
Construction	**1,869,468**	2,280,614	1,950,595
Transportation, communications and public enterprises	**3,219,370**	3,340,128	3,275,122
Wholesale and retail	**5,799,267**	6,053,439	5,884,109
Finance and insurance	**4,506,569**	4,013,422	3,828,350
Real estate	**7,303,589**	8,338,920	7,965,230
Services	**5,658,426**	6,194,727	6,136,593
Municipalities	**500,797**	460,983	765,690
Others	**16,071,190**	18,324,319	15,328,834
Subtotal	**¥50,988,790**	¥55,448,613	¥51,413,887
Overseas operations:			
Public sector	**¥ 52,751**	¥ 108,783	¥ 81,737
Financial institutions	**381,632**	349,711	338,375
Commerce and industry	**3,793,835**	3,517,803	3,304,282
Others	**205,024**	241,451	244,516
Subtotal	**¥ 4,433,243**	¥ 4,217,749	¥ 3,968,912
Total	**¥55,422,034**	¥59,666,363	¥55,382,800

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.
2. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
3. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Bankrupt loans	**¥ 86,972**	¥ 179,497	¥ 96,413
Non-accrual loans	**1,844,061**	2,287,238	1,767,862
Past due loans (3 months or more)	**52,918**	101,630	51,538
Restructured loans	**884,745**	1,853,890	1,382,168
Total	**¥2,868,696**	¥4,422,255	¥3,297,981

Notes: **Definition of risk-monitored loan categories**
1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Gross Banking Profit, Classified by Domestic and International Operations

Six months ended September 30, 2004 and 2003

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	¥496,311	¥150,957	¥646,974 [294]	¥516,611	¥213,167	¥729,620 [159]
Interest expenses	33,878	122,522	156,106 [294]	34,922	126,259	161,023 [159]
Net interest income	462,433	28,435	490,868	481,688	86,908	568,597
Trust fees	¥ 728	¥ 0	¥ 729	¥ 84	¥ —	¥ 84
Fees and commissions (income)	¥148,535	¥ 32,707	¥181,243	¥123,037	¥ 27,124	¥150,162
Fees and commissions (expenses)	47,984	6,237	54,221	44,860	5,971	50,831
Net fees and commissions	100,551	26,470	127,021	78,177	21,152	99,330
Trading profits	¥ 725	¥ 21,029	¥ 21,755	¥ 416	¥151,688	¥152,104
Trading losses	—	605	605	2,279	—	2,279
Net trading income	725	20,424	21,150	(1,863)	151,688	149,824
Other operating income	¥ 49,324	¥104,525	¥150,886	¥ 51,222	¥ 37,054	¥ 88,276
Other operating expenses	23,645	7,257	27,939	50,342	60,431	110,774
Net other operating income	25,678	97,268	122,946	880	(23,377)	(22,497)
Gross banking profit	¥590,117	¥172,598	¥762,716	¥558,967	¥236,371	¥795,339

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches.
Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.
2. Interest expenses are shown after deduction of amounts equivalent to interest expenses on money held in trust (first half of fiscal 2004, ¥1 million; first half of fiscal 2003, ¥16 million).
3. Figures in brackets [ ] indicate interest payments between domestic and international operations.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
4. For the six months ended September 30, 2004, figures in "Total" column for "Other operating income" and "Other operating expenses" are lower than the corresponding combined sums under "Domestic operations" and "International operations" by ¥2,963 million in both cases. This is because income figures for financial derivatives are given net.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2004 and 2003

Domestic Operations

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥67,599,892	¥496,311	1.46%	¥70,975,585	¥516,611	1.45%
Loans and bills discounted	46,817,969	418,172	1.78	50,802,673	442,373	1.73
Securities	19,493,550	63,621	0.65	19,207,937	56,730	0.58
Call loans	135,227	11	0.01	60,803	18	0.06
Receivables under resale agreements	58,866	0	0.00	—	—	—
Receivables under securities borrowing transactions	775,358	75	0.01	659,019	71	0.02
Bills bought	315,379	2	0.00	188,115	2	0.00
Deposits with banks	3,186	0	0.00	53,750	51	0.19
Interest-bearing liabilities	¥70,639,721 [1,404,957]	¥ 33,878 [294]	0.09%	¥72,139,125 [630,897]	¥ 34,922 [159]	0.09%
Deposits	53,988,209	6,023	0.02	52,589,296	7,981	0.03
Negotiable certificates of deposit	3,716,009	387	0.02	4,337,991	428	0.01
Call money	2,216,245	29	0.00	2,484,386	37	0.00
Payables under repurchase agreements	759,173	13	0.00	2,126,632	66	0.00
Payables under securities lending transactions	1,856,085	96	0.01	1,958,464	111	0.01
Bills sold	2,958,134	90	0.00	4,935,178	319	0.01
Commercial paper	4,098	0	0.00	4,385	0	0.01
Borrowed money	890,541	12,204	2.73	945,358	13,511	2.85
Bonds	2,572,858	14,469	1.12	2,105,112	12,059	1.14

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2004, ¥1,860,644 million; first half of fiscal 2003, ¥981,818 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2004, ¥3,628 million; first half of fiscal 2003, ¥33,859 million) and corresponding interest (first half of fiscal 2004, ¥1 million; first half of fiscal 2003, ¥16 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.

International Operations

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥12,813,914** **[1,404,957]**	**¥150,957** **[294]**	**2.34%**	¥11,994,973 [630,897]	¥213,167 [159]	3.54%
Loans and bills discounted	**3,809,705**	**45,990**	**2.40**	3,989,480	49,492	2.47
Securities	**4,564,595**	**56,295**	**2.45**	5,269,491	75,474	2.85
Call loans	**227,675**	**1,717**	**1.50**	139,012	960	1.37
Receivables under resale agreements	**118,792**	**754**	**1.26**	90,939	359	0.78
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Bills bought	**—**	**—**	**—**	—	—	—
Deposits with banks	**1,663,321**	**12,589**	**1.50**	978,761	4,674	0.95
Interest-bearing liabilities	**¥12,799,717**	**¥122,522**	**1.90%**	¥12,107,792	¥126,259	2.07%
Deposits	**6,678,460**	**36,389**	**1.08**	5,763,505	39,101	1.35
Negotiable certificates of deposit	**63,675**	**1,117**	**3.49**	66,829	1,207	3.60
Call money	**176,653**	**1,031**	**1.16**	152,108	949	1.24
Payables under repurchase agreements	**203,405**	**1,175**	**1.15**	425,659	2,295	1.07
Payables under securities lending transactions	**2,673,475**	**21,996**	**1.64**	2,898,594	24,444	1.68
Bills sold	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**1,641,627**	**33,067**	**4.01**	1,738,176	33,618	3.85
Bonds	**820,162**	**14,654**	**3.56**	622,821	11,425	3.65

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2004, ¥29,042 million; first half of fiscal 2003, ¥27,917 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.
4. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥79,008,849**	**¥646,974**	**1.63%**	¥82,339,662	¥729,620	1.76%
Loans and bills discounted	**50,627,674**	**464,162**	**1.82**	54,792,153	491,865	1.79
Securities	**24,058,145**	**119,916**	**0.99**	24,477,428	132,204	1.07
Call loans	**362,903**	**1,728**	**0.95**	199,815	978	0.97
Receivables under resale agreements	**177,659**	**754**	**0.84**	90,939	359	0.78
Receivables under securities borrowing transactions	**775,358**	**75**	**0.01**	659,019	71	0.02
Bills bought	**315,379**	**2**	**0.00**	188,115	2	0.00
Deposits with banks	**1,666,507**	**12,589**	**1.50**	1,032,512	4,726	0.91
Interest-bearing liabilities	**¥82,034,482**	**¥156,106**	**0.37%**	¥83,616,020	¥161,023	0.38%
Deposits	**60,666,670**	**42,412**	**0.13**	58,352,802	47,083	0.16
Negotiable certificates of deposit	**3,779,685**	**1,504**	**0.07**	4,404,820	1,635	0.07
Call money	**2,392,898**	**1,061**	**0.08**	2,636,495	986	0.07
Payables under repurchase agreements	**962,579**	**1,188**	**0.24**	2,552,292	2,361	0.18
Payables under securities lending transactions	**4,529,561**	**22,092**	**0.97**	4,857,059	24,555	1.00
Bills sold	**2,958,134**	**90**	**0.00**	4,935,178	319	0.01
Commercial paper	**4,098**	**0**	**0.00**	4,385	0	0.01
Borrowed money	**2,532,168**	**45,271**	**3.56**	2,683,535	47,130	3.50
Bonds	**3,393,021**	**29,124**	**1.71**	2,727,933	23,485	1.71

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2004, ¥1,889,686 million; first half of fiscal 2003, ¥1,009,736 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2004, ¥3,628 million; first half of fiscal 2003, ¥33,859 million) and corresponding interest (first half of fiscal 2004, ¥1 million; first half of fiscal 2003, ¥16 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
3. Bond interest includes amortization of discount on bonds.

Fees and Commissions

Six months ended September 30, 2004 and 2003

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Fees and commissions (income)	**¥148,535**	**¥32,707**	**¥181,243**	¥123,037	¥27,124	¥150,162
Deposits and loans	**5,463**	**11,838**	**17,302**	5,406	7,177	12,584
Remittances and transfers	**45,592**	**11,536**	**57,129**	44,766	10,264	55,030
Securities-related business	**8,666**	**341**	**9,007**	11,610	384	11,995
Agency	**8,254**	**—**	**8,254**	6,529	—	6,529
Safe deposits	**2,790**	**—**	**2,790**	2,740	—	2,740
Guarantees	**7,199**	**2,768**	**9,968**	3,035	2,621	5,656
Fees and commissions (expenses)	**¥ 47,984**	**¥ 6,237**	**¥ 54,221**	¥ 44,860	¥ 5,971	¥ 50,831
Remittances and transfers	**8,819**	**2,382**	**11,202**	8,314	2,280	10,595

Trading Income

Six months ended September 30, 2004 and 2003

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Trading profits	**¥725**	**¥21,029**	**¥21,755**	¥ 416	¥151,688	¥152,104
Gains on trading securities	**533**	**—**	**533**	—	—	—
Gains on securities related to trading transactions	**—**	**—**	**—**	—	286	286
Gains on trading-related financial derivatives	**—**	**21,029**	**21,029**	—	151,402	151,402
Others	**192**	**—**	**192**	416	—	416
Trading losses	**¥ —**	**¥ 605**	**¥ 605**	¥2,279	¥ —	¥ 2,279
Losses on trading securities	**—**	**—**	**—**	2,279	—	2,279
Losses on securities related to trading transactions	**—**	**605**	**605**	—	—	—
Losses on trading-related financial derivatives	**—**	**—**	**—**	—	—	—
Others	**—**	**—**	**—**	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

Six months ended September 30, 2004 and 2003

	Millions of yen					
	Sept. 30, 2004			Sept. 30, 2003		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income	**¥25,678**	**¥97,268**	**¥122,946**	¥ 880	¥(23,377)	¥(22,497)
Gains (losses) on bonds	**19,899**	**6,764**	**26,663**	2,386	16,385	18,771
Gains (losses) on trading-related financial derivatives	**(4,905)**	**2,963**	**(1,941)**	(1,828)	(670)	(2,499)
Gains (losses) on foreign exchange transactions	**—**	**87,518**	**87,518**	—	(39,042)	(39,042)

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Loan Portfolio, Classified by Industry

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Domestic offices:			
Manufacturing	**¥ 5,582,342**	¥ 5,918,501	¥ 5,794,191
Agriculture, forestry, fisheries and mining	**120,620**	159,085	133,833
Construction	**1,654,954**	2,011,721	1,717,184
Transportation, communications and public enterprises	**3,080,967**	3,200,039	3,134,713
Wholesale and retail	**5,423,608**	5,659,243	5,492,168
Finance and insurance	**5,065,594**	5,058,907	4,892,526
Real estate	**6,340,604**	7,422,864	6,995,060
Services	**5,541,499**	5,581,639	5,470,887
Municipalities	**438,500**	394,584	688,159
Others	**14,271,284**	16,673,375	13,632,796
Subtotal	**¥47,519,976**	¥52,079,963	¥47,951,522
Overseas offices:			
Public sector	**¥ 38,221**	¥ 88,481	¥ 63,654
Financial institutions	**257,118**	240,181	227,393
Commerce and industry	**2,803,980**	2,576,498	2,395,989
Others	**104,310**	168,398	171,583
Subtotal	**¥ 3,203,631**	¥ 3,073,559	¥ 2,858,622
Total	**¥50,723,607**	¥55,153,522	¥50,810,144

Note: Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Corporations

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Loans to individuals, and small and medium-sized corporations	**¥34,893,305**	¥35,937,060	¥35,427,834
Ratio to total loans	**73.4%**	69.0%	73.9%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Consumer loans	**¥13,908,345**	¥13,956,671	¥13,875,878
Housing loans	**12,842,232**	12,717,977	12,725,041
Residential purpose	**9,015,628**	8,757,092	8,891,575
Others	**1,066,113**	1,238,693	1,150,837

Note: Housing loans include general-purpose loans used for housing purposes, as well as housing loans and apartment house acquisition loans.

Risk-Monitored Loans

September 30, 2004 and 2003, and March 31, 2004

	Millions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Bankrupt loans	**¥ 59,229**	¥ 145,947	¥ 67,183
Non-accrual loans	**1,552,410**	1,957,746	1,460,787
Past due loans (3 months or more)	**46,812**	94,513	47,618
Restructured loans	**732,317**	1,634,826	1,199,301
Total	**¥2,390,768**	¥3,833,032	¥2,774,889

Notes: ***Definition of risk-monitored loan categories***

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

September 30, 2004 and 2003, and March 31, 2004

	Billions of yen		
	Sept. 30, 2004	Sept. 30, 2003	Mar. 31, 2004
Bankrupt and quasi-bankrupt assets	**¥ 581.1**	¥ 506.1	¥ 361.6
Doubtful assets	**1,124.1**	1,631.2	1,202.7
Substandard loans	**779.2**	1,729.3	1,246.9
Total of problem assets	**2,484.4**	3,866.6	2,811.2
Normal assets	**53,673.4**	56,623.8	52,874.4
Total	**¥56,157.8**	¥60,490.4	¥55,685.6

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No.132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

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2005.1.18 PM 3:30	Notice regarding Third-party Allotment of At-Loan Shares to Promise
2005.1.13 PM 4:00	Sumitomo Mitsui Financial Group Announces Dissolution of Sakura Merchant Bank (Singapore) Limited
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SMFG
SUMITOMO MITSUI
FINANCIAL GROUP

File No. 82-4395
Exhibit B1



SMFG SUMITOMO MITSUI FINANCIAL GROUP

中間期ディスクロージャー誌
2004

平成16年4月1日～平成16年9月30日

三井住友フィナンシャルグループ
三井住友銀行

経営理念

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

- お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

三井住友フィナンシャルグループ　プロフィール

(平成16年9月30日現在)

名　　称	株式会社三井住友フィナンシャルグループ	資本金	1兆2,477億円
(英文名称：	Sumitomo Mitsui Financial Group, Inc.)	事業目的	傘下子会社の経営管理、ならびにそれに付帯する業務
本　　社	東京都千代田区有楽町1丁目1番2号	上場取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所(すべて市場第一部)
取締役会長	岡田 明重(三井住友銀行取締役会長を兼任)		
取締役社長	西川 善文(三井住友銀行頭取を兼任)		

発行済株式数

普通株式	6,205,379.18株	第2回第四種優先株式	4,175株	第 8回第四種優先株式	4,175株
第一種優先株式	35,000株	第3回第四種優先株式	4,175株	第 9回第四種優先株式	4,175株
第二種優先株式	100,000株	第4回第四種優先株式	4,175株	第10回第四種優先株式	4,175株
第三種優先株式	695,000株	第5回第四種優先株式	4,175株	第11回第四種優先株式	4,175株
第1回第四種優先株式	4,175株	第6回第四種優先株式	4,175株	第12回第四種優先株式	4,175株
		第7回第四種優先株式	4,175株	第13回第四種優先株式	114,202株

格付情報

三井住友フィナンシャルグループ各社の平成16年12月31日現在の格付は以下のとおりです。

○三井住友銀行

	長期	短期
Moody's	A1	P-1
Standard & Poor's	A-	A-1
Fitch Ratings	A-	F1
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A+	J-1+

●三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

●三井住友銀リース

	長期	短期
日本格付研究所(JCR)	A	J-1

Contents

本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化しうることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成17年1月
広報部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 5512-3411

株式会社 三井住友銀行
広報部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 3501-1111

＊本誌は再生紙を使用しています。

ごあいさつ



皆さまには、平素より温かいご支援、お引き立てを賜り、心から御礼申し上げます。

このたび、平成16年度上期における私どもの取り組みを皆さまによりご理解いただくため、『中間期ディスクロージャー誌2004』を作成いたしましたので、ご高覧くださいますようお願い申し上げます。

私どもは、より良い商品・サービスの提供を通じてお客さまの多様化・高度化するニーズにしっかりとお応えするとともに、財務基盤・収益力の強化を通じて業績をさらに向上させることで、皆さまの信頼、市場の評価を高めるべく、引き続き、役職員一丸となって努力してまいる所存です。

今後とも、なお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成17年1月

株式会社三井住友フィナンシャルグループ
取締役会長　　取締役社長

岡田明重　西川善文

平成16年度上期の総括

平成16年度上期の経済金融環境を顧みますと、日本経済は、一部に在庫調整の動きが見られたものの、輸出や設備投資の増加を中心に、景気の拡大が持続しました。短期市場金利は引き続きほぼゼロで推移し、長期金利は8月初めに大きく上昇したものの、その後、景気の先行きに対する慎重な見方が拡がったことから再び低下いたしました。上期末の株価は、急回復した3月末の水準に比べると小幅の下落となっております。

このような環境下、当社は上期において今年度の経営方針であります「バランスシートのクリーンアップ」の総仕上げと、「戦略ビジネスにおける更なる攻勢」を通じた収益増強に取り組んでまいりました。

第一に、「バランスシートのクリーンアップ」の総仕上げに向け、三井住友銀行では、上期において不良債権残高を約3,300億円削減し、9月末の不良債権残高を約2兆4,800億円、不良債権比率を4.4%といたしました。この結果、平成16年度末までに不良債権比率を平成14年3月末の8.9%から半減するとの目標を、半年前倒しで達成いたしました。また、保有株式については、これまでに大幅な削減を行い、既に残高を株式保有制限で求められる水準以下に収めておりますが、株価変動リスクの更なる削減のため、上期に約2,000億円を売却いたしました。

第二に、「戦略ビジネスにおける更なる攻勢」を通じた収益増強として、三井住友銀行は上期において、競争優位にある戦略ビジネスの更なる強化等の取り組みにより、期初計画を上回る、約4,700億円の業務純益を計上いたしました。ビジネス別に実績を見ますと、中堅・中小企業向けリスクテイク貸出では、主力商品であるビジネスセレクトローン、Nファンド等の取組が合計で約1.6兆円と、前年度上期を約3割上回る実績を挙げました。個人向けコンサルティングにおきましても、住宅ローンの取組実績、投資信託の預かり資産残高、個人年金保険の販売累計額がそれぞれ着実に伸びております。また、投資銀行ビジネスでは、主力のシンジケーション、ストラクチャード・ファイナンス、金銭債権流動化の関連収益が前年度上期対比で大きく増加したことに加えて、株式・債券引受や資金運用等、大和証券エスエムビーシー（株）との連携実績についても着実に増加いたしました。

平成16年度下期の経営方針

私どもは、下期において「バランスシートのクリーンアップ」の総仕上げを行うと同時に、「戦略ビジネスにおける更なる攻勢」をグループベースで推進することにより、「グループ収益力の強化」を進めてまいります。

「バランスシートのクリーンアップ」の総仕上げ

まず、「バランスシートのクリーンアップ」の総仕上げとして、不良債権の削減については、企業再生・劣化防止に一段と注力するとともに、オフバランス化を一層推進し、平成16年度末の不良債権残高を2兆円未満、不良債権比率を3%台としてまいります。保有株式についても、引き続き圧縮に取り組んでまいります。

戦略ビジネスにおける更なる攻勢

次に、「戦略ビジネスにおける更なる攻勢」として、まず、三井住友銀行において、競争優位性を持つビジネスの一段の強化、および、収益基盤の早期確立を進めてまいります。

中堅・中小企業向けリスクテイク貸出

中堅・中小企業向けリスクテイク貸出については、貸出ボリューム増強に向け、チャネルの更なる拡充と商品性の改良を図ってまいります。具体的には、ビジネスセレクトローンを取り扱う軽量チャネルの更なる拡充と、Nファンドの金利体系見直しを通じた価格競争力の強化に取り組んでまいります。

個人向けコンサルティング

個人向けコンサルティングについては、上期新たに37拠点開設いたしましたSMBCコンサルティングプラザを更に増設する等、チャネルの増強を進めるとともに、昨年12月に解禁されました個人向け証券仲介業によって拡充された外債等の運用商品ラインアップをてこに、コンサルティング力を一段と強化してまいります。

投資銀行ビジネス

投資銀行ビジネスについては、ソリューション提供力の更なる強化と、シンジケーション、ストラクチャード・ファイナンス等のプロダクツをより幅広い顧客層に提供することを通じて収益拡大を図ってまいります。

海外ビジネス

なお、海外ビジネスについては、収益基盤の早期確立に向け、中国を中心としたアジアビジネスを一段と強化いたします。また、欧米においても、戦略的な資源投入によりビジネスボリュームの拡大を進めてまいります。

グループ収益力の強化

次に、「グループ収益力の強化」としては、「グループ間協働を通じた有力子会社群の強化」と「業界のリーディング・カンパニーとのアライアンス戦略の推進」に積極的に取り組んでまいります。

グループ間協働を通じた有力子会社群の強化

まず、当社が有する有力子会社群の強化に向け、三井住友銀行を含めたグループ会社間の協働を積極的に推進してまいります。三井住友カード（株）におけるカードビジネス、コンシューマー・ファイナンスビジネスの強化、三井住友銀リース（株）におけるミドル・スモールマーケット取引の推進、（株）日本総合研究所における金融システムのノウハウを活かしたIT事業の展開等の取り組みを通じて相互の連携を更に深め、グループ全体の収益増強を図ってまいります。

業界のリーディング・カンパニーとのアライアンス戦略の推進

アライアンス戦略の観点からは、投資銀行ビジネスにおける大和証券グループとの連携を更に強化するとともに、コンシューマー・ファイナンスにおけるプロミス（株）との戦略的提携を進めてまいります。

大和証券グループとの連携については、大和証券エスエムビーシー（株）設立から5年が経過し、確固たる連携体制の下で実績を着実に伸ばしておりますが、昨年12月の法人向け証券仲介業開始を契機として、連携を一層強化してまいります。既に、大和証券グループから約30名の専門的な人材を受け入れて専門部署を設立し、外債・仕組債等の販売を進めております。

また、昨年6月に発表いたしましたプロミス（株）との戦略的提携については、三井住友銀行のチャネル・顧客基盤とプロミス（株）の専門性・ノウハウを融合した新たなビジネスモデルの確立を進めております。当社とプロミス（株）は昨年9月に業務提携契約を締結、本年4月をめどに三井住友銀行の400拠点に新型自動契約機を設置し、3種類のコンシューマー・ローンの提供を開始いたします。今後は、このビジネスの立ち上げに向けた準備を加速してまいります。

公的資金の一部返済

当社は、昨年11月、政府にお引き受けいただいております優先株式のうち2,010億円分を返済いたしました。これは、これまでの取り組みの成果として剰余金が積み上がり、期間収益力が着実に回復している状況を踏まえ、来年度以降としておりました返済開始時期を前倒ししたものであります。残る公的資金1兆1,000億円につきましても、収益力の一段の強化により、早期の返済を目指してまいります。


取締役社長　西川　善文

終わりに

私どもは、これまで、「バランスシートのクリーンアップ」と「収益力の更なる強化」の2点を経営課題として掲げ、精力的に取り組んでまいりました。「バランスシートのクリーンアップ」はいよいよ総仕上げを行う段階に至り、一方、収益力強化についても、戦略ビジネスにおいてチャネルの拡充を核として攻勢をかけ、競争優位性を有し、収益の柱となる複数のビジネスが育ってまいりました。

今後は、持続的成長に向けて、人材、資本、アセットといった経営資源を大胆かつ機動的に配分・投入し、私どもの強みである「スピード」をキーワードに収益増強に向けたさまざまな施策を講じることにより、企業価値向上を一段と加速してまいりたいと考えております。


SMBC

三井住友銀行

▷ www.smbc.co.jp

（株）三井住友銀行は、平成13年4月にさくら銀行と、住友銀行が合併して発足しました。平成14年12月、株式移転により持株会社（株）三井住友フィナンシャルグループ（SMFG）を設立し、その子会社となりました。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、さらには有力グループ会社群による金融サービス提供力に強みを持っています。三井住友フィナンシャルグループの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供していきます。

（単位：億円）

（連結）	平成14年3月期	平成15年3月期	平成16年3月期	平成16年9月期
経常収益	37,797	35,499	27,170	13,525
経常利益（△は経常損失）	△5,806	△4,675	2,821	814
当期（中間）純利益（△は当期純損失）	△4,638	△4,293	3,016	313
純資産額	29,126	21,425	27,221	26,957
総資産額	1,080,050	1,023,946	998,432	986,328



商　　号　株式会社三井住友銀行
事業内容　銀行業務
設立年月日　平成8年6月6日
本店所在地　東京都千代田区有楽町1-1-2
頭　　取　西川　善文
従業員数　22,431名（平成16年9月末現在）
拠点数（平成16年9月末現在）
国内　1,416カ所
（本支店477〈うち被振込専用支店28〉、出張所134、付随業務取扱所15、無人店舗790）
海外　37カ所
（支店20、出張所3、駐在員事務所14）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分を除いています。



三井住友カード

▶ www.smbc-card.com

三井住友カード（株）は、昭和42年12月、（株）住友クレジットサービスとして設立されました。

昭和43年6月に営業を開始以降、国内における「VISA」のパイオニアとして、また日本のカード業界を牽引する一員として、多くのお客さまに支持されてきました。

平成13年4月、社名を「三井住友カード（株）」に改名。同年7月、さくらカード（株）のVISA・Master Card事業部門を統合。平成16年3月末時点での当社年間カード売上高は3兆2,584億円、会員数は1,275万人となりました。

私たちは、日本で、そして世界でNo.1となるよう今まで以上に「最も使いやすく、最も役に立つカード」を目指し、カード業界のリーディングカンパニーとしてお客さまへ最先端のサービスを提供していきます。

（単位：億円）

	平成14年3月期	平成15年3月期	平成16年3月期	平成16年9月期
カード売上高	28,131	30,355	32,584	17,414
営業収益	1,164	1,221	1,263	639
営業利益	96	160	185	100
会員数（千人）	11,708	12,118	12,758	13,091
加盟店数（千店）	2,531	2,699	2,892	2,987



商　　号　三井住友カード株式会社
事業内容　クレジットカード業務
設立年月日　昭和42年12月26日
本社所在地　［東京本社］
東京都港区新橋5-2-10
［大阪本社］
大阪府大阪市中央区今橋4-5-15
代表者　栗山　道義
従業員数　1,701名（平成16年9月末現在）



三井住友銀リース

▷ www.smbcleasing.co.jp

三井住友銀リース(株)は、大型設備投資ニーズに応えるコーポレートリースを得意としており、省エネ貢献型設備のリース、店舗・工場・倉庫などの不動産リース、国内企業の海外進出に伴う設備のリース、医院開業を総合的に支援するリース、インターネットを活用したネットリース・販売ネットリースなど、多彩なサービスを織り交ぜたオーダーメイドの提案を展開しています。

中小企業の設備投資ニーズにスピーディーに応えるセレクトリースや、個人向けを含むオートリース、パソコン等情報機器・各種計測器のレンタル業務などにも、グループを挙げて積極的に取り組んでいます。

技術革新や経営効率化のスピードが目覚ましい近年では、企業の経営戦略・財務戦略における設備投資の有効な手段として「リース」の重要性は一層高まりを見せており、私たちはリース業界の草分け的存在として、またリーディングカンパニーとして、さらに質の高いサービスの提供を目指します。

(単位:億円)

	平成14年3月期	平成15年3月期	平成16年3月期	平成16年9月期
リース検収高	4,436	4,664	5,557	2,580
営業収益	4,790	5,150	5,530	2,878
営業利益	169	204	232	134



商　　号　三井住友銀リース株式会社
事業内容　リース業務
設立年月日　昭和43年9月2日
本社所在地　[東京本社]
東京都港区西新橋3-9-4
[大阪本社]
大阪市中央区南船場3-10-19
代表者　白賀　洋平
従業員数　939名(平成16年9月末現在)

グループ各社の紹介　三井住友銀リース・日本総合研究所

日本総研

The Japan Research Institute, Limited

▷ www.jri.co.jp

(株)日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。さまざまなフィールド・業種に対応した戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っており、そのなかでも、金融フィールドのシステム構築に関しては定評があります。

また、経済・社会・IT情勢の変化に合わせた、国内外経済の調査分析・政策提言や経営革新・IT関連のコンサルティング活動、新たな市場や事業の創出を行うインキュベーション活動といった、多岐にわたる活動を展開しています。

私たちは、三井住友フィナンシャルグループの「グループIT会社」として、銀行システム資源・ノウハウとスケールメリットを活かし、ソリューション提供力を一段と高め、業界のトッププレイヤーを目指します。

(単位:億円)

	平成14年3月期	平成15年3月期	平成16年3月期	平成16年9月期
営業収益	674	702	1,051	528
営業利益	75	76	76	9



商　　号　株式会社日本総合研究所
事業内容　システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日　平成14年11月1日
本社所在地　[東京本社]
東京都千代田区一番町16
[大阪本社]
大阪府大阪市西区新町1-5-8
代表者　奥山　俊一
従業員数　3,159名(平成16年9月末現在)

平成16年度 主な取り組みと新商品

月	主な取り組みと新商品
5月	・インドネシア大型再生事業向け国際協調融資を組成 ・アジア開発銀行（Asian Development Bank）主催の「貿易金融プログラム：Trade Finance Facilitation Program (TFFP)」へ参画 ・「Web通帳キャンペーン」実施 ・「店頭ナビ」窓口予約サービス提供開始
6月	・「SMBC品川コンサルティングプラザ」開設 ・「ジャパン・ソブリン・オープン」取り扱い開始 ・「（仮称）東京ミッドタウンプロジェクト（防衛庁跡地再開発）」開発型ノンリコースファイナンスを組成 ・三井住友フィナンシャルグループとプロミス（株）の戦略的提携合意 ・「SMBCお取次ぎサービス」提供開始
7月	・「SMBCコンサルティングプラザ」拡大展開開始 ・東京臨海リサイクル発電事業へのプロジェクトファイナンス実施 ・公務員宿舎仲田住宅および千種東住宅整備事業（PFI事業）へのプロジェクトファイナンス実施
8月	・「電子メールお知らせサービス」提供開始
9月	・産学連携推進に関して四大学と提携 ・三井住友フィナンシャルグループとプロミス（株）の業務提携契約締結 ・「GSハイ・イールド・ボンド・ファンド」の取り扱い開始
10月	・「SMBC二子玉川コンサルティングプラザ」開設 ・「キャッシュカードご利用限度額変更サービス」提供開始 ・コンシューマーファイナンス事業部の設置 ・個人年金「レシェンテ」取り扱い開始 ・「中越地震被害対策特別ファンド」取り扱い開始
11月	・アットローン（株）の完全子会社化 ・アットローン（株）を母体とした合弁事業推進 ・「新潟県中越地震被災者の皆さまに対する特別金利住宅ローン」取り扱い開始 ・「医療機関債」取り扱い開始 ・公的資金優先株式の返済および自己株式の取得
12月	・証券仲介業務参入および証券営業部の設置 ・住宅ローンのご融資期間全期間固定金利キャンペーン開始 ・「ビジネスセレクトCLO融資（中小公庫保証型）」募集開始 ・「ハノイ駐在員事務所」開設 ・「杭州支店」開設

財務ハイライト

三井住友フィナンシャルグループ

■連結

（金額単位　百万円）

	平成15年度中間期	平成16年度中間期	平成15年度
経常収益	1,760,835	1,778,173	3,552,510
経常利益	165,508	114,100	342,844
中間(当期)純利益	143,492	53,372	330,414
純資産額	2,745,476	3,020,911	3,070,942
総資産額	100,725,500	101,054,242	102,215,172
リスク管理債権残高	4,422,255	2,868,696	3,297,981
貸倒引当金残高	1,699,431	1,222,391	1,422,486
有価証券の評価損益	303,629	484,076	575,612
1株当たり純資産額(円)	165,291.87	230,491.11	215,454.83
1株当たり中間(当期)純利益(円)	24,993.09	9,119.40	52,314.75
潜在株式調整後1株当たり中間(当期)純利益(円)	15,608.81	5,245.69	35,865.20
自己資本比率(第一基準)(%)	10.95	10.93	11.37
従業員数(人)	43,813	42,339	42,014

(注) 1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価(又は償却原価)との差額を記載しております。なお、株式については、主として(中間)期末日前1カ月の平均時価に基づいて算出しております。詳細は11ページをご参照ください。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

□単体

（金額単位　百万円）

	平成15年度中間期	平成16年度中間期	平成15年度
営業収益	7,146	205,265	55,515
経常利益	5,035	203,119	51,188
中間(当期)純利益	4,829	202,194	50,505
資本金	1,247,650	1,247,650	1,247,650
(発行済普通株式数)(株)	5,796,010	6,205,379	5,796,010
(発行済優先株式数)(株)	1,132,099	994,302	1,132,099
純資産額	3,127,494	3,328,039	3,172,721
総資産額	3,357,722	3,558,800	3,403,007
1株当たり純資産額(円)	229,727.04	279,738.68	232,550.74
1株当たり(中間)配当額			
(普通株式)(円)	—	—	3,000
(第一種優先株式)(円)	—	—	10,500
(第二種優先株式)(円)	—	—	28,500
(第三種優先株式)(円)	—	—	13,700
(第1回第四種優先株式)(円)	—	—	135,000
(第2回第四種優先株式)(円)	—	—	135,000
(第3回第四種優先株式)(円)	—	—	135,000
(第4回第四種優先株式)(円)	—	—	135,000
(第5回第四種優先株式)(円)	—	—	135,000
(第6回第四種優先株式)(円)	—	—	135,000
(第7回第四種優先株式)(円)	—	—	135,000
(第8回第四種優先株式)(円)	—	—	135,000
(第9回第四種優先株式)(円)	—	—	135,000
(第10回第四種優先株式)(円)	—	—	135,000
(第11回第四種優先株式)(円)	—	—	135,000
(第12回第四種優先株式)(円)	—	—	135,000
(第13回第四種優先株式)(円)	—	—	67,500
1株当たり中間(当期)純利益(円)	833.45	34,489.13	3,704.49
従業員数(人)	98	99	97

(注) 従業員は全員、三井住友銀行等からの出向者であります。

三井住友銀行

■連結

（金額単位　百万円）

	平成15年度中間期	平成16年度中間期	平成15年度
経常収益	1,367,101	1,352,597	2,717,005
経常利益	146,906	81,471	282,159
中間（当期）純利益	132,388	31,379	301,664
純資産額	2,482,647	2,695,749	2,722,161
総資産額	98,449,957	98,632,829	99,843,258
リスク管理債権残高	4,352,301	2,808,404	3,229,219
貸倒引当金残高	1,652,181	1,183,025	1,375,921
有価証券の評価損益	302,671	474,107	568,407
1株当たり純資産額（円）	21,558.27	28,901.73	25,928.02
1株当たり中間（当期）純利益（円）	2,415.33	571.79	5,238.85
潜在株式調整後1株当たり中間（当期）純利益（円）	2,335.62	544.38	5,231.31
自己資本比率（国際統一基準）（%）	11.21	11.03	10.89
従業員数（人）	35,547	34,284	33,895

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として（中間）期末日前1カ月の平均時価に基づいて算出しております。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

□単体

（金額単位　百万円）

	平成15年度中間期	平成16年度中間期	平成15年度
経常収益	1,177,035	1,140,066	2,322,363
うち信託報酬	84	729	334
業務粗利益（A）	795,339	762,716	1,584,127
経費（除く臨時処理分）（B）	296,030	291,136	583,995
経費率（（B）/（A）×100）（%）	37.2	38.2	36.9
業務純益	499,308	821,314	1,000,132
業務純益（除く一般貸倒引当金繰入額）	499,308	471,580	1,000,132
経常利益	105,175	125,198	185,138
中間（当期）純利益	139,659	118,554	301,113
純資産額	2,611,621	2,756,776	2,870,870
総資産額	92,779,975	92,742,940	94,109,074
預金残高	57,746,253	62,011,605	60,067,417
貸出金残高	55,153,522	50,723,607	50,810,144
有価証券残高	21,847,113	23,524,899	26,592,584
リスク管理債権残高	3,833,032	2,390,768	2,774,889
金融再生法に基づく開示債権	3,866,611	2,484,350	2,811,234
貸倒引当金残高	1,518,988	962,583	1,250,751
有価証券の評価損益	306,912	457,372	556,146
信託財産額	267,013	560,087	429,388
信託勘定貸出金残高	19,100	5,490	10,000
信託勘定有価証券残高	3,001	27,788	4,645
資本金	559,985	559,985	559,985
1株当たり純資産額（円）	23,911.29	30,007.03	28,641.10
1株当たり（中間）配当額			
（普通株式）（円）	528	（上限額）683	4,177
（第一種優先株式）（円）	10,500	（上限額）10,500	10,500
（第二種優先株式）（円）	28,500	（上限額）28,500	28,500
（第三種優先株式）（円）	13,700	（上限額）13,700	13,700
1株当たり中間（当期）純利益（円）	2,547.97	2,160.29	5,228.80
自己資本比率（国際統一基準）（%）	11.52	11.35	11.36
自己資本利益率（ROE）（%）	24.34	14.65	22.49
従業員数（人）	18,792	17,658	17,546

（注）1. リスク管理債権及び金融再生法に基づく開示債権の定義については、60ページをご参照ください。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、（中間）期末日前1カ月の平均時価に基づいて算出しております。詳細は15ページをご参照ください。
3. 平成16年度の中間配当（配当基準日：平成16年12月31日）については、上限額を記載しております。なお、確定額は平成17年1月以降の取締役会にて決議の予定であります。
4. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。

業績の概要と分析

連結決算の概要

平成16年度中間期の三井住友フィナンシャルグループ連結決算の概要は以下のとおりとなりました。

Ⅰ 業績

平成16年度中間連結決算は、連結子会社166社（国内120社・海外46社）、持分法適用会社50社（国内22社・海外28社）を対象としています。

平成16年度中間連結決算につきましては、資金運用利益の減少等により連結粗利益が前年同期比291億円減少して1兆199億円となりました。この連結粗利益に、営業経費、不良債権処理額、株式等損益などを加減した結果、経常利益は同514億円減益の1,141億円となりました。また、経常利益に、特別損益及び法人税等を加減した中間純利益は、同901億円減益の534億円となりました。

また、預金残高は、平成15年度末比2兆2,865億円増加して67兆6,199億円となり、譲渡性預金残高は、同4,811億円減少して3兆383億円となりました。

一方、貸出金残高は、同392億円増加して55兆4,220億円、有価証券残高は、同2兆9,767億円減少して24兆731億円となりました。

資本勘定（純資産）につきましては、その他有価証券評価差額金の減少等により、平成15年度末比500億円減少して3兆209億円となりました。

■連結子会社・持分法適用会社数

（単位 社）

	平成15年度中間期末	平成16年度中間期末	平成15年度末
連結子会社数	169	166	165
持分法適用会社数	48	50	48

■損益の状況

（金額単位 百万円）

	平成15年度中間期	平成16年度中間期	平成15年度
連結粗利益	1,049,121	1,019,955	2,069,501
資金運用利益	663,237	595,790	1,281,070
信託報酬	84	729	334
役務取引等利益	195,190	235,379	424,176
特定取引利益	163,904	30,322	304,094
その他業務利益	26,704	157,732	59,825
営業経費	△448,094	△423,612	△866,549
不良債権処理額	△441,522	△612,826	△971,455
貸出金償却	△388,924	△391,236	△660,382
個別貸倒引当金繰入額	△244,860	△408,321	—
一般貸倒引当金繰入額	228,302	240,215	—
その他	△36,041	△53,482	△311,072
株式等損益	20,604	48,817	101,496
持分法による投資損益	8,044	12,893	15,700
その他	△22,644	68,873	△5,848
経常利益	**165,508**	**114,100**	**342,844**
特別損益	21,371	△17,385	62,049
うち貸倒引当金戻入益	—	—	14,378
うち個別貸倒引当金繰入額	—	—	△320,653
うち一般貸倒引当金戻入益	—	—	331,225
うち債権売却損失引当金戻入益	—	—	489
税金等調整前中間（当期）純利益	186,880	96,715	404,894
法人税、住民税及び事業税	△22,436	△17,079	△24,289
還付法人税等	—	8,104	—
法人税等調整額	5,137	△5,277	△8,593
少数株主利益	△26,087	△29,090	△41,596
中間（当期）純利益	**143,492**	**53,372**	**330,414**
＜参考＞連結業務純益（金額単位 億円）	5,327	5,449	10,906

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

2. 連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

■資産・負債・資本勘定

(金額単位　百万円)

	平成15年度中間期末	平成16年度中間期末	平成15年度末
資産	100,725,500	101,054,242	102,215,172
うち貸出金	59,666,363	55,422,034	55,382,800
うち有価証券	22,451,050	24,073,122	27,049,901
負債	96,974,137	97,015,765	98,150,534
うち預金	63,142,263	67,619,961	65,333,426
うち譲渡性預金	3,379,610	3,038,333	3,519,464
少数株主持分	1,005,886	1,017,565	993,696
資本勘定	2,745,476	3,020,911	3,070,942

II 有価証券の評価損益

平成16年度中間期末の有価証券の評価損益は、平成15年度末比893億円減少して4,789億円の評価益となりました。このうち、資本直入の対象となる「その他有価証券(含むその他の金銭の信託)」の評価損益は、同915億円減少して4,842億円の評価益となりました。

「その他有価証券」の評価益が減少しましたのは、債券の評価損益が同451億円改善した一方、株式の評価損益が880億円減少したことが主な要因であります。

■有価証券の評価損益

(金額単位　百万円)

	平成16年度中間期末				平成15年度末		
	評価損益				評価損益		
		平成15年度末比	評価益	評価損		評価益	評価損
満期保有目的	△5,289	2,136	2,365	△7,655	△7,425	2,840	△10,266
その他有価証券	484,076	△91,536	664,737	△180,661	575,612	787,517	△211,904
株式	581,686	△88,098	637,425	△55,738	669,784	736,878	△67,094
債券	△58,118	45,138	18,409	△76,527	△103,256	18,590	△121,847
その他	△39,492	△48,576	8,902	△48,395	9,084	32,047	△22,963
その他の金銭の信託	154	33	271	△116	121	222	△100
合計	478,941	△89,367	667,374	△188,433	568,308	790,580	△222,271
株式	581,686	△88,098	637,425	△55,738	669,784	736,878	△67,094
債券	△63,966	47,817	20,093	△84,060	△111,783	20,330	△132,113
その他	△38,778	△49,085	9,855	△48,634	10,307	33,371	△23,063

(注) 1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 株式については主に(中間)期末日前1カ月の平均時価に、それ以外は(中間)期末日の時価に基づいております。
3. 「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、(中間)連結貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。
なお、平成16年度中間期末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が22,199百万円ありますので、資本直入処理の対象となる額は、同額控除されます。また、平成15年度末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

III 連結自己資本比率

平成16年度中間期末の連結自己資本比率(第一基準)は、10.93%となりました。

自己資本比率の分子となる自己資本は、平成15年度末比1,159億円減少して6兆6,214億円となりました。また、分母となるリスク・アセットは、住宅ローンや中堅・中小企業向けのリスクテイク型貸金を積極的に投入したこと等により、同1兆3,351億円増加して60兆5,391億円となりました。

■連結自己資本比率(第一基準)の状況

(金額単位　百万円)

	平成15年度中間期末	平成16年度中間期末	平成15年度末
Tier 1(基本的項目)	3,468,838	3,645,613	3,571,604
Tier 2(補完的項目)(うち自己資本への算入額)	3,235,345	3,419,442	3,416,547
控除項目	△244,075	△443,633	△250,754
自己資本　計	6,460,108	6,621,422	6,737,397
リスク・アセット	58,991,970	60,539,127	59,204,015
自己資本比率	10.95%	10.93%	11.37%

単体決算の概要

平成16年度中間期の三井住友銀行単体決算の概要は以下のとおりとなりました。

I 業績

平成16年度中間決算につきましては、業務粗利益が前年同期比326億円減少の7,627億円、経費(除く臨時処理分)が同49億円減少の2,911億円となりました結果、業務純益(除く一般貸倒引当金繰入額)は、同277億円減少の4,716億円となりました。

この業務純益(除く一般貸倒引当金繰入額)に、一般貸倒引当金の戻入や不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、同200億円増益の1,252億円となりました。

また、特別損益等を加減した中間純利益は、同210億円減益の1,186億円となりました。

II 損益の状況

業務粗利益

業務粗利益は、前年同期比326億円減少して7,627億円となりました。このうち国内業務粗利益は、貸出金の減少等から資金運用利益が同193億円減少した一方、個人年金保険関連の手数料やシンジケーション関連の手数料等が増加したこと等により役務取引等利益が同224億円増加したことに加え、国債等債券損益が同175億円増加したことを主な要因として、同311億円増加して5,901億円となりました。国際業務粗利益は、役務取引等利益が同54億円増加した一方、高水準の収益を計上していた市場営業部門の反落等から資金運用利益が同585億円減少したことを主な要因として、同637億円減少して1,726億円となりました。

経費

経費(除く臨時処理分)は、前年同期比49億円減少して2,911億円となりました。これは今年度より導入された全国一律外形標準課税の影響等から税金が同29億円増加した一方、人員の削減等から人件費が同97億円減少したことが主な要因であります。

業務純益

以上の結果、平成16年度中間期の業務純益(除く一般貸倒引当金繰入額)は、前年同期比277億円減少して4,716億円となりました。

■ 業務純益

(金額単位 百万円)

	平成15年度中間期	平成16年度中間期	平成15年度
資金運用利益	568,597	490,868	1,087,060
信託報酬	84	729	334
役務取引等利益	99,330	127,021	226,568
特定取引利益	149,824	21,150	280,729
その他業務利益	△22,497	122,946	△10,565
業務粗利益	795,339	762,716	1,584,127
(除く国債等債券損益)	(776,567)	(736,053)	(1,561,386)
国内業務粗利益	558,967	590,117	1,135,616
国際業務粗利益	236,371	172,598	448,510
経費(除く臨時処理分)	△296,030	△291,136	△583,995
人件費	△113,967	△104,320	△221,284
物件費	△166,697	△168,549	△332,238
税金	△15,365	△18,266	△30,472
業務純益(除く一般貸倒引当金繰入額)	**499,308**	**471,580**	**1,000,132**
(除く国債等債券損益)	(480,536)	(444,917)	(977,391)
一般貸倒引当金繰入額	—	349,734	—
業務純益	499,308	821,314	1,000,132

[参考]

■ 業務部門別業績

(金額単位 億円)

業務純益(除く一般貸倒引当金繰入額)	個人部門	法人部門	企業金融部門	国際部門	コミュニティバンキング本部	市場営業部門	本社管理	合計
平成16年度中間期	487	2,192	725	221	21	1,421	△351	4,716
前年同期比	+189	+141	+54	+42	+14	△648	△69	△277

(注) 1. 前年同期比は金利影響・為替影響等を除いた社内管理ベースであります。
2. 「本社管理」内訳:(1)優先証券コスト・劣後調達コスト、(2)自己資本運用益、(3)部門間の調整 等。

臨時損益（不良債権処理等）

臨時損益は、6,961億円の損失となりました。これは株式簿価圧縮を進めたことに伴い株式売却益を計上した一方、8,055億円の不良債権処理を行ったことが主な要因であります。なお、臨時損益に計上された不良債権処理額8,055億円に一般貸倒引当金の戻入益を加えた与信関係費用は4,558億円となりました。不良債権処理額及び不良債権の開示額については、18ページ以降の「不良債権の現状」をご覧ください。

経常利益

以上の結果、経常利益は前年同期比200億円増益の1,252億円となりました。

特別損益

特別損益は、121億円の損失となりました。前年同期には東京都銀行税に係る還付金及び還付加算金を計上していたことに加え、貸倒引当金全体でネット戻入となっていたことから、前年同期比では499億円の減益となりました。

中間純利益

法人税等として、還付法人税等74億円や税効果会計による法人税等調整額2億円等を計上した結果、中間純利益は、前年同期比210億円減益の1,186億円となりました。

■経常利益・中間（当期）純利益

（金額単位　百万円）

	平成15年度中間期	平成16年度中間期	平成15年度
業務純益（除く一般貸倒引当金繰入額）	**499,308**	**471,580**	**1,000,132**
一般貸倒引当金繰入額 ①	—	349,734	—
貸出金償却	△337,901	△348,769	△566,344
個別貸倒引当金繰入額	—	△403,866	—
共同債権買取機構売却損	△740	／	△806
貸出債権売却損等	△34,955	△55,707	△302,083
特定海外債権引当勘定繰入額	—	2,838	—
うち不良債権処理額 ②	△373,597	△805,505	△869,234
株式等売却益	50,910	60,005	151,170
株式等売却損	△24,720	△434	△36,577
株式等償却	△7,406	△14,751	△10,724
うち株式等損益	18,783	44,819	103,867
臨時損益	△394,133	△696,116	△814,994
経常利益	**105,175**	**125,198**	**185,138**
うち動産不動産処分損益	△6,404	△3,991	△11,853
うち退職給付会計基準変更時差異償却	△10,083	△8,000	△19,473
うち貸倒引当金戻入益 ③	13,787	—	65,342
うち債権売却損失引当金戻入益 ④	393	／	488
うち東京都銀行税還付税金・還付加算金	40,333	／	40,363
うち厚生年金基金の代行部分返上益	—	—	59,095
特別損益	37,813	△12,127	133,707
法人税、住民税及び事業税	△12,573	△1,645	△12,752
還付法人税等	—	7,405	—
法人税等調整額	9,244	△276	△4,980
中間（当期）純利益	**139,659**	**118,554**	**301,113**
与信関係費用 ①+②+③+④	△359,415	△455,771	△803,403

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は、平成15年度末比1兆3,662億円減少して92兆7,429億円となりました。資産が減少したのは、債券貸借取引支払保証金が6,120億円、現金預け金等が4,135億円増加した一方、金利動向を踏まえたオペレーションを行った結果、有価証券が3兆677億円減少したことが主な要因であります。

負債

負債は、平成15年度末比1兆2,521億円減少して89兆9,861億円となりました。負債が減少したのは、預金が1兆9,441億円増加した一方、資産の減少を踏まえたオペレーションの結果、売渡手形が2兆1,372億円、債券貸借取引受入担保金が1兆3,752億円減少したことが主な要因であります。

資本勘定

資本勘定(純資産)は、平成15年度末比1,141億円減少して、2兆7,568億円となりました。資本勘定が減少したのは、中間純利益(1,186億円)を計上した一方、親会社である三井住友フィナンシャルグループに対し前期の期末配当を2,000億円実施したことやその他有価証券評価差額金が減少したことが主な要因であります。

■資産・負債・資本勘定

(金額単位　百万円)

	平成15年度中間期末	平成16年度中間期末	平成15年度末
資産	92,779,975	92,742,940	94,109,074
うち貸出金	55,153,522	50,723,607	50,810,144
うち有価証券	21,847,113	23,524,899	26,592,584
負債	90,168,353	89,986,163	91,238,204
うち預金	57,746,253	62,011,605	60,067,417
うち譲渡性預金	3,454,958	3,239,176	3,589,354
資本勘定	2,611,621	2,756,776	2,870,870

Ⅳ 有価証券の評価損益

平成16年度中間期末の有価証券の評価損益は、平成15年度末比1,014億円減少して4,889億円の評価益となりました。このうち、資本直入の対象となる「その他有価証券(含むその他の金銭の信託)」の評価損益は、同987億円減少して4,576億円の評価益となりました。

「その他有価証券」の評価益が減少しましたのは、債券の評価損が同397億円改善した一方、株式の評価益が922億円減少したことが主な要因であります。

■有価証券の評価損益

(金額単位 百万円)

	平成16年度中間期末				平成15年度末		
	評価損益	平成15年度末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△5,174	2,472	2,360	△7,534	△7,646	2,618	△10,265
子会社・関連会社株式	36,574	△5,122	37,269	△694	41,696	41,696	—
その他有価証券	457,372	△98,774	628,287	△170,915	556,146	757,072	△200,925
株式	558,882	△92,219	607,708	△48,826	651,101	711,514	△60,413
債券	△62,191	39,699	13,255	△75,446	△101,890	16,211	△118,101
その他	△39,318	△46,253	7,323	△46,642	6,935	29,346	△22,410
その他の金銭の信託	154	33	271	△116	121	222	△100
合計	488,927	△101,391	668,188	△179,261	590,318	801,610	△211,291
株式	595,456	△97,342	644,977	△49,521	692,798	753,211	△60,413
債券	△68,040	42,376	14,938	△82,978	△110,416	17,950	△128,366
その他	△38,488	△46,425	8,272	△46,761	7,937	30,448	△22,510

(注) 1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパーも含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては(中間)期末日前1カ月の平均時価に、それ以外は(中間)期末日の時価に基づいております。
3. 「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、(中間)貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。
なお、平成16年度中間期末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が22,199百万円ありますので、資本直入処理の対象となる額は、同額控除されます。また、平成15年度末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

繰延税金資産【三井住友銀行単体】

(1) 繰延税金資産の計上額

繰延税金資産は、将来の税金負担額を軽減する効果を合理的に見積り資産計上したものですが、その計上に当たっては、「税効果会計に係る会計基準」(平成10年10月30日企業会計審議会)及びこれに関連する実務指針に則り、繰延税金資産の回収可能性の判断を行っております。また、「主要行の監査に対する監査人の厳正な対応について」(平成15年2月24日日本公認会計士協会)の趣旨も十分に踏まえて、引き続き財務の健全性の観点から、より一層の保守的な対応をしております。

平成16年度中間期末における銀行単体の繰延税金資産の計上額は、平成15年度末比411億円増加して1兆6,316億円となりました。計上額が増加したのは、その他有価証券の評価益の減少により対応する繰延税金負債が減少したことが主な要因であります。なお、保守的に資産計上しなかった繰延税金資産残高(評価性引当額)は4,260億円であります。

(金額単位　億円)

		平成16年度中間期末	平成15年度末比	平成15年度中間期末比	<参考> 一時差異等残高 平成16年度中間期末
①繰延税金資産合計　②−③	1	18,663	+267	+138	
②繰延税金資産小計	2	22,923	+954	+412	56,381
貸倒引当金	3	3,047	△ 1,246	△ 2,289	7,499
貸出金償却	4	5,113	+2,285	+235	12,584
債権売却損失引当金	5	—	—	△ 1	—
有価証券有税償却	6	4,662	+876	+308	11,474
退職給付引当金	7	799	△ 24	△ 269	1,966
減価償却限度超過額	8	67	△ 4	△ 9	164
その他有価証券評価差額金	9	—	—	—	—
税務上の繰越欠損金	10	8,623	△ 891	+2,330	21,051
その他	11	612	△ 42	+108	1,643
③評価性引当額	12	4,260	+687	+274	
④繰延税金負債	13	2,347	△ 144	+939	5,776
退職給付信託設定益	14	530	+275	+274	1,306
その他有価証券評価差額金	15	1,769	△ 396	+669	4,354
その他	16	48	△ 23	△ 4	116
繰延税金資産の計上額　①−④	17	16,316	+411	△ 801	
調整前課税所得の見積額に対応する額	18	17,334	+38	+17	
将来解消見込が長期にわたる額等(注1)	19	751	△ 23	△ 149	
15行目の繰延税金負債相当額(注2)	20	△ 1,769	+396	△ 669	
実効税率	21	40.63%	—	+0.17%	

(注1) スケジューリング可能な一時差異のうち、その解消見積期間が5年を超えるもの(退職給付引当金、建物減価償却限度超過額等)に係る繰延税金資産については、回収可能性ありと判断されるものであります(「繰延税金資産の回収可能性の判断に関する監査上の取扱い」(日本公認会計士協会監査委員会報告第66号))。

(注2) 繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されますが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となります(「「その他有価証券」の評価差額及び「固定資産」の減損損失に係る税効果会計の適用における監査上の取扱い」(日本公認会計士協会監査委員会報告第70号))。

(2) 繰延税金資産の計上根拠

① 計上基準：実務指針の例示区分の4号但書を適用

(イ) 当行には重要な税務上の繰越欠損金が存在しますが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断されます。従って、実務指針(注1)5(1)の例示区分の4号但書に則り、将来の合理的な見積り可能期間(おおむね5年)内の課税所得見積額を限度として繰延税金資産を計上しております。

(a) 不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」(平成8年6月)による「早期是正措置」の導入(平成10年度)により、自己査定に基づいて償却・引当を行う体制を整備しました。

その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施しました。この結果、有税による不良債権処理残高(注2)は、平成16年度中間期末時点で約2兆円に達しております。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速させた結果、平成16年度中間期中に半減目標を前倒しで達成しました。その過程で、過去に実施した不良債権処理残高の無税化が進む一方で、新たに有税処理残高も発生しております。

(b) 株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進しております。

平成14年度においては、保有株式の売切りによる約1兆1,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約1兆2,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成しました。

こうした施策の影響により、有価証券有税償却残高(注2)は一時的に高水準となりましたが(平成10年度末の約1,000億円→平成14年度末の約1兆5,000億円)、売却促進により無税化も着実に進んでおります(平成16年度中間期中の無税化実績：約700億円)。

(ロ) 上記要因により、平成16年度中間期末時点の税務上の繰越欠損金は約2兆1,000億円となっておりますが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みであります。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生しておりません。

(注1)「繰延税金資産の回収可能性の判断に関する監査上の取扱い」(日本公認会計士協会監査委員会報告第66号)
(注2) 前ページ表中の「一時差異等残高」に対応する計数であります。

＜参考1＞実務指針の例示区分の4号の概要((b)が4号但書)

(a) 期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。
(b) 但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間(おおむね5年)内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

② 将来の課税所得見積り可能期間：5年

③ 今後5年間の調整前課税所得の見積り累計額

(金額単位　億円)

		今後5年間の見積り累計額
業務純益(一般貸倒引当金繰入前)	1	55,720
A 税引前当期純利益	2	34,248
B 申告調整額(除く平成16年度中間期末一時差異の解消額)	3	8,415
C 調整前課税所得(A＋B)	4	42,663
調整前課税所得に対応する繰延税金資産額	5	17,334

(前ページ表中18行目に対応)

【基本的な考え方】

(1) 有税残高等の一時差異の解消見込年度をスケジューリング
(2) 今後5年間の調整前課税所得を保守的に見積り
①公表済みの経営健全化計画(～平成18年度)を基礎とし、平成21年度中間期までの収益計画を合理的に見積る
②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス(減額調整)を付加
③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出
(3) 上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

＜参考2＞過去5年間の法人税確定申告所得(繰越欠損金控除前)実績

(金額単位　億円)

	平成11年度	平成12年度	平成13年度	平成14年度	平成15年度	平成16年度中間期
確定申告所得(繰越欠損金控除前)	3,273	△1,760	2,419	△7,455	△14,378	2,242

(注1)「確定申告所得(繰越欠損金控除前)」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
(注2) 上記計数は、実務指針の例示区分の4号但書に規定する「非経常的な特別の原因」を含んでおりますが、これを除けば各期とも課税所得を計上しております。
(注3) 平成16年度中間期は、中間期決算において算出した見積もり計数であります。

不良債権の現状

三井住友銀行は、オフバランス化や企業再生・再建に積極的に取り組むなど、財務体質の抜本的な強化に努めてきました。その結果、平成16年9月期において、金融再生プログラムで求められている不良債権比率半減を前倒しで達成しました。不良債権問題からの脱却に着実な一歩を示す一方、より一層の財務体質の改善に今後も取り組んでいきます。

I．自己査定と償却・引当について

1．自己査定について

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の５つの債務者区分に分け、さらに各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義

区分	定義
正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類定義

分類	定義
Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

2．償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を資産の控除項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理と言っています。

三井住友銀行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は下記のとおりとなっています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても原則として三井住友銀行と同様な償却・引当基準を採用しています。

償却・引当基準

正常先	格付ごとに過去の倒産確率に基づき今後１年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金（注1）に計上。また、大口要管理先を主体としてDCF法的手法も導入。 * グループ分けは、「要管理先債権」と「その他の要注意先債権」に区分し、後者をさらに財務内容や与信状況等を勘案して細分化。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上。なお、大口先で、かつ、合理的なキャッシュフローの見積りが可能な先を主体としてDCF法的手法も導入。
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則直接償却し、Ⅲ分類の全額について個別貸倒引当金（注2）を計上

（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

※ディスカウント・キャッシュフロー法的手法とは

三井住友銀行は要管理先・破綻懸念先の大口先を主体として、ディスカウント・キャッシュフロー(割引現在価値＝DCF)法的手法を採用しております。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価格」との差額を貸倒引当金とする方法のことを言いますが、このDCF法は、より個別性が高いという点において優れた手法である一方、その引当金額は、債務者の再建計画等に基づいた将来キャッシュフローの見積りのほか、割引率や倒産確率等、DCF法を採用するうえでの基礎数値に左右されることから、三井住友銀行では、その時点における最善の見積りを行うよう努めており、平成15年3月期において大口の要管理先にDCF法を導入しました。

なお、実務慣行の成熟を踏まえ、平成16年9月期より、大口の破綻懸念先についてもDCF法を導入しています(破綻懸念先の引当対象債権のうち約6割についてDCF法を適用し、その引当率は68.1%となっています)。

Ⅱ．不良債権処理額について

不良債権処理額はクレジットコストとも言いますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。

平成16年9月期の不良債権処理額は下表のとおりとなっています。

■平成16年9月期の処理実績(三井住友銀行単体)

(単位：億円)

不良債権処理額	8,055
貸出金償却	3,488
個別貸倒引当金繰入額	4,038
共同債権買取機構売却損	—
貸出債権売却損等	557
特定海外債権引当勘定繰入額	△28
一般貸倒引当金繰入額	△3,497
合計(与信関係費用)	4,558
貸倒引当金残高	9,626
部分直接償却(直接減額)実施額	14,092

■平成16年9月期の処理実績(三井住友フィナンシャルグループ連結)

(単位：億円)

与信関係費用(連結損益計算書ベース)	6,128
貸倒引当金残高	12,224
部分直接償却(直接減額)実施額	17,740

■引当金残高

(単位：億円)

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	9,626	12,224
一般貸倒引当金	4,193	6,017
個別貸倒引当金	5,384	6,158
特定海外債権引当勘定	49	49

平成16年度における不良債権問題からの確実な脱却に向け、平成16年9月期においては、最終処理の促進を図るとともに、将来リスクへの対応力の強化を目指し、引当金の積み増しも行いました。結果として、三井住友銀行単体では4,558億円の不良債権処理額を計上することになりました。

今後は不良債権比率半減に留まらず、経済情勢の変化等にも揺るがない強固な体質を目指し、さらなるバランスシートのクリーンアップに注力していきます。

Ⅲ．不良債権の開示とオフバランス化の進捗について

1．不良債権開示の概念について

不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示に当たっては、銀行法に基づくもの（リスク管理債権）と金融機能の再生のための緊急措置に関する法律に基づくもの（金融再生法開示債権）があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要およびリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分（Ⅳ分類額）を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保･保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保･保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

金融再生法に基づく開示債権とリスク管理債権の関係について

自己査定における債務者区分	金融再生法に基づく開示債権		リスク管理債権	
	貸出金	その他の債権	貸出金	その他の債権
破綻先	破産更生債権及びこれらに準ずる債権		破綻先債権	©
実質破綻先	破産更生債権及びこれらに準ずる債権		延滞債権	©
破綻懸念先	危険債権		延滞債権	©
要注意先	要管理債権		3カ月以上延滞債権	
			貸出条件緩和債権	
正常先	（正常債権）			
	Ⓐ	-	Ⓑ	= ©

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

2．不良債権開示額実績について

平成16年9月期の金融再生法開示債権とリスク管理債権は次頁のようになっています。不良債権問題総仕上げの年として、不良債権比率半減目標を達成すべく、さまざまな手法を駆使しつつ、企業再生も積極的に行う等鋭意取り組んできました。結果として、不良債権開示残高は2兆4,844億円と平成16年3月末比3,268億円の削減を行いました。この結果、不良債権比率は4.4％となり、平成16年度末までに平成14年3月末の不良債権比率8.9％を半減するとの目標を前倒しで達成しました。

■金融再生法に基づく開示債権

（単位：億円）

	三井住友銀行単体	平成16年3月末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	5,811	＋2,195	7,073
危険債権	11,241	△786	13,133
要管理債権	7,792	△4,677	9,450
小計	24,844	△3,268	29,656
正常債権	536,734	＋7,990	570,678
合計	561,578	＋4,722	600,334
部分直接償却（直接減額）実施額	14,092		17,740

■リスク管理債権

（単位：億円）

	三井住友銀行単体	平成16年3月末比	三井住友フィナンシャルグループ連結
破綻先債権	592	△80	870
延滞債権	15,524	＋916	18,441
3カ月以上延滞債権	468	△8	529
貸出条件緩和債権	7,324	△4,669	8,847
合計	23,908	△3,841	28,687
部分直接償却（直接減額）実施額	13,835		17,158

■自己査定、開示および償却・引当との関係（三井住友銀行単体）

（単位：億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 5,811（①）	担保・保証等により回収可能部分 5,616（㋑）		全額引当 195	全額償却（注1）	個別貸倒引当金 261（注2）	100%（注3）
破綻懸念先	危険債権 11,241（②）	担保・保証等により回収可能部分 4,616（㋺）		必要額を引当 6,625		個別貸倒引当金 5,123（注2）	77.3%（注3）
要注意先	要管理債権 7,792（③）（要管理先債権）	要管理債権中の保全部分 3,819（㋩）				一般貸倒引当金 要管理債権に対する一般貸倒引当金1,606	38.7%（注3）／19.1%（注3）
		要管理先債権以外の要注意先債権					3.8% [10.1%]（注4）
正常先	正常債権 536,734	正常先債権				一般貸倒引当金 4,193	0.1%（注4）
				特定海外債権引当勘定		49	

総計	561,578（④）
不良債権比率（Ⓐ/④）	4.4%
貸倒引当金　計	9,626
Ⓑ個別貸倒引当金＋要管理債権に対する一般貸倒引当金	6,990
Ⓐ＝①＋②＋③	24,844
Ⓒ担保・保証等により回収可能部分（㋑＋㋺＋㋩）	14,051
Ⓓ左記以外（Ⓐ－Ⓒ）	10,793
引当率（注5）（Ⓑ／Ⓓ）	64.8%
保全率　（（Ⓑ＋Ⓒ）／Ⓐ）	84.7%

（注1）部分直接償却（直接減額）14,092億円を含みます。

（注2）金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先66億円、破綻懸念先100億円）

（注3）「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注4）「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、［ ］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注5）担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

3. オフバランス化の進捗状況について

平成16年9月期においては、引き続きオフバランス化に注力し、9,040億円のオフバランス化を実施しました。平成13年4月に、政府により金融と産業の一体再生を目標とする緊急経済対策が取りまとめられ、そのなかの具体的施策としての「不良債権の抜本的なオフバランス化」において、主要行は破綻懸念先以下の債権に区分されるに至った債権につき、平成13年度以降、既存分は2年以内、新規発生分は3年以内にオフバランス化につながる措置を講ずることを求められていますが、順調に処理は進んでいます。

■オフバランス化の実績(三井住友銀行単体)

(単位:億円)

	平成15年3月末 ①	平成15年度		平成16年3月末 ②	平成16年度上期		平成16年9月末 ③
		新規発生額	オフバランス化額		新規発生額	オフバランス化額	
破産更生等債権	5,249	1,257	△2,890	3,616	1,697	498	5,811
危険債権	21,295	12,279	△21,547	12,027	8,752	△9,538	11,241
合　計	26,544	13,536	△24,437	15,643	10,449	△9,040	17,052

	増減(②−①)	増減(③−②)
破産更生等債権	△1,633	2,195
危険債権	△9,268	△786
合　計	△10,901	1,409

4. 開示債権の地域別構成と業種別構成について

■開示債権の地域別構成(三井住友銀行単体)

(単位:億円)

	金融再生法に基づく開示債権	(構成比)	リスク管理債権	(構成比)
国内	24,290	(97.8%)	23,434	(98.0%)
海外	554	(2.2%)	474	(2.0%)
アジア	170	(0.6%)	129	(0.5%)
インドネシア	31	(0.1%)	31	(0.1%)
香港	29	(0.1%)	28	(0.1%)
インド	23	(0.1%)	17	(0.1%)
中国	4	(0.0%)	4	(0.0%)
その他	83	(0.3%)	49	(0.2%)
北米	288	(1.2%)	272	(1.2%)
中南米	28	(0.1%)	5	(0.0%)
西欧	68	(0.3%)	68	(0.3%)
東欧	—	(—)	—	(—)
国内・海外　合計	24,844	(100.0%)	23,908	(100.0%)

(注)「国内」は国内店(特別国際金融取引勘定を除く)の合計です。「海外」は海外店(特別国際金融取引勘定を含む)の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成(三井住友銀行単体)

(単位:億円)

	金融再生法に基づく開示債権	(構成比)	リスク管理債権	(構成比)
国内	24,290	(100.0%)	23,434	(100.0%)
製造業	815	(3.4%)	803	(3.4%)
農業、林業、漁業及び鉱業	9	(0.0%)	9	(0.0%)
建設業	3,613	(14.9%)	3,036	(13.0%)
運輸、情報通信、公益事業	874	(3.6%)	844	(3.6%)
卸売・小売業	3,008	(12.4%)	2,984	(12.7%)
金融・保険業	476	(2.0%)	461	(2.0%)
不動産業	8,996	(37.0%)	8,859	(37.8%)
各種サービス業	4,174	(17.2%)	4,139	(17.7%)
地方公共団体	—	(—)	—	(—)
その他	2,325	(9.5%)	2,299	(9.8%)
海外	554		474	
政府等	1		1	
金融機関	25		3	
商工業	528		470	
その他	—		—	
国内・海外　合計	24,844		23,908	

(注)「国内」は国内店(特別国際金融取引勘定を除く)の合計です。「海外」は海外店(特別国際金融取引勘定を含む)の合計です。

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- 新株予約権付貸金
- IPO診断 [SMBCコンサルティング(株)]
- SMBCファインダーサービス
- SMBCビジネス交流会 [SMBCコンサルティング(株)]

地方自治体が推進するCLOの積極的サポート

三井住友銀行では、中小企業のお客さまへの貸出業務を法人部門の最注力分野として取り組んでいますが、その一環として、全国の地方自治体が推進するCLOを積極的にサポートしています。

地方自治体が推進するCLOは、証券化の仕組みを利用して中小企業金融の円滑化を図るものです。具体的には各地域のお客さまへご融資を行い、その貸付債権をまとめて債権プールを組成します。そして、その債権プールを裏付けとした証券を発行して投資家の資金を募るというものです。

中小企業向けCLO融資は、東京都で初めて実施されましたが、その後、他の地方自治体にも導入され、仕組みも多様化しています。平成16年度は、中部地域におけるCLOや横浜市、大阪市、神戸市の政令指定都市3市が連携したCLO等を、地域金融機関と協力して組成しました。これにより、地方自治体および中小企業のお客さまに新たな資金調達手法の提供を行っています。

三位一体改革、地方分権の推進等、今後地方自治体を取り巻く環境が大きく変貌を遂げるなか、当行は永年培ってきました証券化ビジネスにおける経験とノウハウを活かし、地方自治体および地域金融機関との連携をより一層深めながら、地域産業振興や中小企業のお客さまの事業発展に役立つサービス提供に努めていきます。

CLOの仕組み例


中小企業
中小企業
貸付債権
金融機関
債権譲渡
譲渡代金
SPV
CLO
投資資金
投資家

CLO：Collateralized Loan Obligationの略です。
SPV：Special Purpose Vehicleの略で、証券化スキームに必要となる信託、特別目的会社等の総称です。

【具体的成果】

- 「ビジネスセレクトローン」および「Nファンド等」の平成16年度上期の取組額が1兆6,132億円となりました。
  このうち、平成15年度より取り扱いを開始した「クライアントサポートローン※」の取組額は782億円となっています。
  ※日本税理士会連合会と提携した中小企業のお客さま向けビジネスセレクトローン
- 新しいお客さまとのお取引開始に注力し、11,000社／8,400億円のご融資を行いました。

【今後の施策】

- 中小企業のお客さま向けに「大阪府部分補償付ビジネスセレクトローン」、「ビジネスセレクトCLO融資（中小公庫保証型）」、「東京商工会議所会員向けメンバーズビジネスローン」等をご用意し、引き続き積極的に資金ニーズにお応えしていきます。

トピックス

中堅・中小企業のお客さまのさまざまなニーズにきめ細かくお応えしていくことを目的として以下のような拠点の整理・再編を行いました。

- 都心部において中小企業のお客さま向け専用の拠点を3カ所設置
- 「ビジネスセレクトローン」、「Nファンド等」をお客さまの成長に合わせてシームレスにご提供していくために郊外のビジネスサポートプラザ16拠点を法人営業部と一体化



大企業の皆さまへのサービス



SMFGは、三井住友銀行の企業金融部門を中心に、わが国を代表する大企業のお客さまの高度なニーズに対し、幅広い金融サービスを提供しています。

平成16年度上期も、お客さまの抱えるさまざまな経営・財務課題を解決し、企業価値向上に資するような総合的なソリューションを提案してきました。

特に、グローバルなグループ経営を進めるお客さまへは、SMFGの内外各拠点が一体となって、世界各地で一貫した高いレベルのサポートを行いました。

引き続き、企業金融部門ではSMFGの有するあらゆるノウハウを結集し、お客さまにとっての付加価値を高める活動を展開していきます。

【具体的成果】

○ **ファイナンスアレンジ業務への取り組み強化**
～お客さまのご要望を満たすスキームを個別に開発するなど、多数のプロジェクト・ファイナンスやストラクチャード・ファイナンスのアレンジを手掛けました。

○ **リスク・マネジメント業務の高度化**
～バラエティに富んだデリバティブ商品を取り揃え、お客さまのリスク・マネジメント手法の充実を図りました。

【今後の施策】

○ **証券関連業務への取り組み**
～大和証券SMBC（株）との連携を一層強化し、お客さまの証券関連ニーズに的確にお応えしていきます。

○ **新種商品拡充によるソリューション提供力の向上**
～SMFGの多様なリソースを最大限活用し、新種商品の拡充を図るなど、ソリューション提供力を向上させていきます。

地域の皆さまに密着したサービス


COMMUNITY
BANKING
SUMITOMO MITSUI
BANKING CORPORATION
三井住友銀行 コミュニティバンキング本部

SMFGは三井住友銀行のコミュニティバンキング本部※を中心として、地域に密着したきめ細やかな金融サービスを展開しています。

コミュニティバンキング本部は、地域の皆さまに貢献することが最大の使命と考え、地域の中堅・中小企業や個人のお客さまに、便利で、質の高い金融サービスの提供に努めてきました。

温かみのあるリレーションシップ重視の営業活動に加え、これまで以上に付加価値の高いサービスや利便性、また、グループ力を結集した総合金融サービスを提供し、お客さまからの各種ご要望に、きめ細かくお応えしていきます。

※コミュニティバンキング本部は、平成15年3月17日、旧三井住友銀行と旧わかしお銀行の合併に伴い、新・三井住友銀行に新たに設置された部門で、旧わかしお銀行の店舗33カ店（東京都を中心とした首都圏に集中）を所管しています。

【具体的成果】

○ 中堅・中小企業ならびに個人事業主のお客さまの資金ニーズにお応えする「ビジネスクイックローン」「トリプルⅢファンド」を積極的に推進し、多くのお客さまにご利用いただきました。

○ 私募債、CLO、コミットメントラインや日本型レバレッジド・リースなどの商品・サービスの取り扱いを積極的に推進し、資金調達方法の多様化など、中堅・中小企業のお客さまのさまざまなニーズにお応えしました。

【今後の施策】

○ コミュニティバンキング本部は、お客さまの多様化・高度化するニーズにより的確にお応えするため、支店の営業体制を抜本的に見直し、マーケット型対応組織を導入します。具体的には、法人の取引を専門に担当する「法人営業部」を設立するとともに、「（新）支店」は、個人のお客さまを担当し、それぞれ、専門性を高めることにより、より質の高いサービスが提供できる体制を構築します。

国際ビジネス

SMFGではグローバルに事業展開する企業のお客さまに対して、三井住友銀行の海外拠点ネットワークをはじめ、グループ会社、提携他社を活用し、各地域の特徴に合わせた地理的制約にとらわれないサービスを提供しています。アジア地域においては、中国その他の成長市場でのネットワークを強化し、きめ細かいサービスの提供を図ります。米州地域では、世界最先端の金融市場での商品開発・販売とリレーション拡大に努め、また欧州地域では、拡大EUがもたらす新たなビジネスチャンスをお客さまとともにとらえていくべく、高水準のサービスを提供していきます。



本日同時オープン
中国杭州支店とハノイ駐在員事務所
三井住友銀行
03-3501-1111 www.smbc.co.jp

新聞広告

【具体的成果】

◎ アジアにおけるネットワークの強化
　～杭州支店開設（平成16年12月）
　～ハノイ駐在員事務所開設（平成16年12月）
◎ 欧州におけるストラクチャード・ファイナンスの強化
　～英国PFI事業、主幹事実績邦銀No.1 ※
◎ アジアにおける貿易支援システム（SMAR&TS-Trade）導入

※ Dealogic Project Finance Review Western Europe（PFI-PPP）
　2004年1月～9月

【今後の施策】

◎ お客さまへのグローバルなサポート体制のさらなる強化
◎ 新興市場・成長市場への展開

SMFGは、国際部門が有する広大なマーケットにおいて、米州・欧州・アジアを軸として積極的にビジネスを展開していきます。今後も、日本という基盤を最大限に活用することで、SMFGの国際ビジネスの伸長を図っていきます。

市場性取引ビジネス

SMFGは三井住友銀行の市場営業部門において、資金・為替・債券・デリバティブ等の取引を通じ、お客さまの市場性取引ニーズにお応えし、より付加価値の高いサービスの提供に努めています。

また、同部門ではALMとトレーディング業務を通じ、市場リスク、流動性リスクをコントロールしつつ、分散投資の拡充や各種裁定機会をとらえることにより収益の極大化を図っています。

平成16年度上期にはマーケティング部門とも協働してNDF取引（直物為替先渡取引）や個人向けの為替予約特約付預金を推進、「i-Deal」（アイディール）においては取り扱い通貨の拡大など実施してきましたが、引き続きお客さまの市場性取引ニーズに万全にお応えし、業界最高水準のサービスでフルサポートしていきます。



お客さま
法人営業部・支店
市場営業部門
市場営業推進部
お客さま利便性追求によるサービス向上
お客さまとの取引
外国為替取引
デリバティブ取引
CD・CP取引
お客さまオーダーフロー
預金取引
貸金取引
オルタナティブ投資
市場営業統括部
企画・調査・運用企画
市場営業部
お客さまオーダーフローやALMヘッジフロー等に基づく効率的なオペレーション
トレーディング
ALMオペレーション等
市場資金部
市場外貨資金部
的確なALMオペレーションと流動性管理
ALM
資金・債券取引
インターバンク市場

【具体的成果】

◎ お客さまの利便性向上による取引の拡大
　～NDF取引や為替予約特約付預金の推進
　～i-Dealの機能向上と取引件数の継続的な増加
　～上海駐在を中心とした中国向けサービス体制の整備
◎ 分散投資の拡充
　～金利・為替に加えオルタナティブ（代替）投資を推進

【今後の施策】

◎ お客さまの一層の利便性向上に資するサービスの充実
◎ 相場環境に応じた適切なリスクアロケーション

投資銀行ビジネス

SMFGは三井住友銀行の投資銀行部門とグループ会社の力を結集して、法人のお客さまの多様化する資金調達・運用ニーズやリスクヘッジ・M&Aなどのあらゆる経営課題に対し、最適なソリューションを提供し、お客さまの価値向上に積極的に貢献します。

三井住友銀行投資銀行部門のシンジケーション、ストラクチャード・ファイナンス業務、大和証券SMBC(株)の株式・社債の引受業務等、主要な業務分野で本邦トップクラスの実績を挙げているほか、三井住友銀行・大和証券SMBC(株)間の連携実績も着実に増加しています。

今後も投資銀行業務における総合的なソリューション提供能力の向上に努めていきます。

□ シンジケーションアレンジ実績


組成金額
組成件数
(兆円)
(件)
6
5
4
3
2
1
0
600
500
400
300
200
100
0
平成13年度
平成14年度
平成15年度
平成16年度
(見込み)

【具体的成果】

○ 平成16年度上期は投資銀行業務収益、大和証券SMBC(株)の収益とも大幅に増加しました。また、三井住友銀行による本邦最大規模のリサイクル発電事業「東京都スーパーエコタウン」のFA獲得、大和証券SMBC(株)による普通社債、既公開株式公募・売出でのリーグテーブル第一位獲得等、市場での存在感も一段と向上しています。

【今後の施策】

○ SMFGは、新たな金融手法の開発、証券仲介業等の新規ビジネスへの積極的な取り組み、シンジケーション等の市場型間接金融分野でのリーダーシップの発揮等により、グループ会社一体となって、お客さまの企業価値向上をサポートする最適なソリューションを提供していきます。

企業再生ビジネス

SMFGは三井住友銀行の戦略金融部門を中心として、企業再生ビジネスに積極的に取り組んでいます。

戦略金融部門は、取引先企業の再建や事業再編等に集中的に取り組むため、平成14年12月に発足しました。以来、破綻懸念先についてはオフバランス化手法を、大口主力先については産業再生機構や私的整理ガイドライン等を活用することにより、不良債権の処理を加速し、企業再生への取り組みを強化してきました。

最近では、企業再生ファンドが相次いで設立されるようになり、企業再生市場は活性化の兆しを見せています。三井住友銀行においても、破綻懸念先以下のオフバランス化のみならず、再生の可能性がより高い要管理先を中心とした取引先企業を対象に、さまざまな企業再生ファンドと協働して企業再生に取り組むなど、企業再生をビジネスチャンスととらえ、収益機会の拡大に努めています。

□ 金融再生法に基づく開示債権(除く正常債権)の推移【単体】


不良債権残高
不良債権比率
5.9兆円
5.3兆円
3.9兆円
2.8兆円
2.5兆円
8.9%
8.4%
6.4%
5.0%
4.4%
平成14年
3月
平成15年
3月
平成15年
9月
平成16年
3月
平成16年
9月

【具体的成果】

○ 戦略金融部門を中心に不良債権の削減に取り組んできた結果、金融再生プログラムが掲げる不良債権比率の半減目標を半年前倒しで達成することができました。
企業再生ファンドについては、一部では投下資金を上回る回収実績が挙がるなど、順調な滑り出しとなっています。

【今後の施策】

○ 今後は、平成17年3月末の不良債権を一層圧縮すべく、企業再生への取り組みを着実に進める一方で、不良債権処理から企業再生ビジネスへ軸足を移していきます。
具体的には、近時の企業再生ファンドが相次いで設立されている状況に鑑み、これらのファンドに対する投資等を積極化することで、投資家の立場からも企業再生業務に積極的に関与していきたいと考えています。

財務データ

CONTENTS

三井住友フィナンシャルグループ（SMFG）

三井住友銀行（SMBC）

中間連結財務諸表

当社の中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書については、証券取引法第193条の2の規定に基づき、平成15年度中間期については朝日監査法人の監査証明を、平成15年度及び平成16年度中間期についてはあずさ監査法人の監査証明を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。
以下の中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書は、上記の中間連結財務諸表に基づいて作成しております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成15年度中間期末 平成15年9月30日現在	平成16年度中間期末 平成16年9月30日現在	平成15年度末 平成16年3月31日現在
（資産の部）			
現金預け金	3,898,506	5,846,400 ※8	5,328,950
コールローン及び買入手形	654,263	406,571	360,509
買現先勘定	90,979	125,306	152,070
債券貸借取引支払保証金	625,010	1,621,384	1,009,328
買入金銭債権	444,540	521,454	480,847
特定取引資産	3,485,349	3,274,740 ※8	3,306,780
金銭の信託	27,498	3,783	3,749
有価証券	22,451,050	24,073,122 ※1, 2, 8	27,049,901
貸出金	59,666,363	55,422,034 ※3, 4, 5, 6, 7, 8, 9	55,382,800
外国為替	774,597	964,066 ※7	743,957
その他資産	3,349,993	2,919,297 ※8, 10	3,034,182
動産不動産	988,386	946,685 ※8, 11, 12	984,060
リース資産	1,006,315	991,190 ※12	991,781
繰延税金資産	1,845,975	1,743,246	1,706,586
再評価に係る繰延税金資産	723	75 ※11	706
連結調整勘定	12,733	17,544	21,706
支払承諾見返	3,102,644	3,399,727	3,079,738
貸倒引当金	△1,699,431	△1,222,391	△1,422,486
資産の部合計	**100,725,500**	**101,054,242**	**102,215,172**
（負債の部）			
預金	63,142,263	67,619,961 ※8	65,333,426
譲渡性預金	3,379,610	3,038,333	3,519,464
コールマネー及び売渡手形	8,019,874	4,823,293 ※8	6,292,495
売現先勘定	1,897,172	720,461 ※8	1,098,449
債券貸借取引受入担保金	4,624,779	4,602,167 ※8	5,946,346
コマーシャル・ペーパー	247,500	352,000	282,700
特定取引負債	2,046,766	1,780,073 ※8	1,873,245
借用金	2,476,833	2,213,432 ※8, 13	2,360,474
外国為替	448,316	533,545	572,755
社債	3,779,852	4,480,668 ※14	4,002,965
信託勘定借	24,944	42,202	36,032
その他負債	3,551,051	3,250,878 ※8	3,591,818
賞与引当金	20,908	21,548	22,226
退職給付引当金	93,220	31,282	40,842
債権売却損失引当金	2,628	—	—
日本国際博覧会出展引当金	57	172	116
特別法上の引当金	531	1,093	862
繰延税金負債	58,494	46,821	40,181
再評価に係る繰延税金負債	56,685	58,100 ※11	56,391
支払承諾	3,102,644	3,399,727 ※8	3,079,738
負債の部合計	**96,974,137**	**97,015,765**	**98,150,534**
少数株主持分	**1,005,886**	**1,017,565**	**993,696**
（資本の部）			
資本金	1,247,650	1,247,650	1,247,650
資本剰余金	854,798	866,870	865,282
利益剰余金	423,309	612,438	611,189
土地再評価差額金	97,914	99,514 ※11	96,527
その他有価証券評価差額金	176,225	270,252	325,013
為替換算調整勘定	△41,189	△73,509	△71,764
自己株式	△13,231	△2,303	△2,956
資本の部合計	**2,745,476**	**3,020,911**	**3,070,942**
負債、少数株主持分及び資本の部合計	**100,725,500**	**101,054,242**	**102,215,172**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結損益計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月1日 至 平成15年9月30日	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
経常収益	**1,760,835**	**1,778,173**	**3,552,510**
資金運用収益	826,407	752,495	1,591,338
（うち貸出金利息）	(585,813)	(567,082)	(1,167,622)
（うち有価証券利息配当金）	(138,520)	(121,740)	(256,600)
信託報酬	84	729	334
役務取引等収益	237,159	281,955	501,028
特定取引収益	163,904	30,927	305,011
その他業務収益	459,685	551,794	946,474
その他経常収益	73,594	160,271 ※1	208,323
経常費用	**1,595,326**	**1,664,072**	**3,209,665**
資金調達費用	163,169	156,704	310,267
（うち預金利息）	(56,717)	(52,872)	(104,644)
役務取引等費用	41,969	46,575	76,851
特定取引費用	—	605	916
その他業務費用	432,980	394,061	886,649
営業経費	448,094	423,612	866,549
その他経常費用	509,112	642,513 ※2	1,068,430
経常利益	**165,508**	**114,100**	**342,844**
特別利益	**41,421**	**2,671** ※3	**117,020**
特別損失	**20,050**	**20,056** ※4	**54,971**
税金等調整前中間（当期）純利益	**186,880**	**96,715**	**404,894**
法人税、住民税及び事業税	**22,436**	**17,079**	**24,289**
還付法人税等	**—**	**8,104**	**—**
法人税等調整額	**△5,137**	**5,277**	**8,593**
少数株主利益	**26,087**	**29,090**	**41,596**
中間（当期）純利益	**143,492**	**53,372**	**330,414**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結剰余金計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月1日 至 平成15年9月30日	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
（資本剰余金の部）			
資本剰余金期首残高	**856,237**	**865,282**	**856,237**
資本剰余金増加高	—	**1,588**	**9,044**
自己株式処分差益	—	1,588	9,044
資本剰余金減少高	**1,439**	—	—
自己株式処分差損	1,439	—	—
資本剰余金中間期末（期末）残高	**854,798**	**866,870**	**865,282**
（利益剰余金の部）			
利益剰余金期首残高	**311,664**	**611,189**	**311,664**
利益剰余金増加高	**147,018**	**55,122**	**334,898**
中間（当期）純利益	143,492	53,372	330,414
連結子会社の減少に伴う増加高	—	3	—
持分法適用会社の減少に伴う増加高	—	1,747	54
土地再評価差額金の取崩に伴う増加高	3,525	—	4,428
利益剰余金減少高	**35,373**	**53,873**	**35,373**
配当金	33,306	46,421	33,306
連結子会社の合併に伴う減少高	2,066	—	2,066
連結子会社の減少に伴う減少高	—	0	—
持分法適用会社の減少に伴う減少高	—	4,466	—
土地再評価差額金の取崩に伴う減少高	—	2,985	—
利益剰余金中間期末（期末）残高	**423,309**	**612,438**	**611,189**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成15年度中間期 自 平成15年4月 1 日 至 平成15年9月30日	平成16年度中間期 自 平成16年4月 1 日 至 平成16年9月30日	平成15年度 自 平成15年4月 1 日 至 平成16年3月31日
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間(当期)純利益	186,880	96,715	404,894
動産不動産等減価償却費	41,894	41,082	82,464
リース資産減価償却費	167,285	168,782	336,271
連結調整勘定償却額	4,191	4,280	△4,260
持分法による投資損益(△)	△8,044	△12,893	△15,700
貸倒引当金の増加額	△550,977	△200,035	△824,917
債権売却損失引当金の増加額	△18,036	—	△20,665
賞与引当金の増加額	△1,134	△855	221
退職給付引当金の増加額	7,969	131,309	△40,069
日本国際博覧会出展引当金の増加額	57	55	116
資金運用収益	△826,407	△752,495	△1,591,338
資金調達費用	163,169	156,704	310,267
有価証券関係損益(△)	△40,431	△74,018	△67,928
金銭の信託の運用損益(△)	1,007	—	△121
為替差損益(△)	221,477	△172,849	407,340
動産不動産処分損益(△)	7,985	8,716	30,697
リース資産処分損益(△)	49	△1,143	△1,870
特定取引資産の純増(△)減	1,003,098	37,897	1,131,864
特定取引負債の純増減(△)	△802,432	△98,289	△929,787
貸出金の純増(△)減	1,985,803	△18,373	6,198,239
預金の純増減(△)	△428,206	2,245,859	1,829,914
譲渡性預金の純増減(△)	△1,479,196	△478,870	△1,338,888
借用金(劣後特約付借入金を除く)の純増減(△)	△51,542	△142,894	△112,211
有利息預け金の純増(△)減	△432,383	△683,001	△1,299,305
コールローン等の純増(△)減	△508,664	△59,546	△318,516
債券貸借取引支払保証金の純増(△)減	1,356,233	△612,055	971,914
コールマネー等の純増減(△)	△3,181,690	△1,845,325	△5,704,903
コマーシャル・ペーパーの純増減(△)	59,700	69,300	94,900
債券貸借取引受入担保金の純増減(△)	△182,466	△1,344,179	1,139,101
外国為替(資産)の純増(△)減	△24,440	△219,887	5,016
外国為替(負債)の純増減(△)	50,442	△39,119	175,444
普通社債の発行・償還による純増減(△)	8,655	279,933	152,514
信託勘定借の純増減(△)	18,990	6,169	30,078
資金運用による収入	856,081	797,421	1,636,935
資金調達による支出	△174,330	△158,410	△336,704
取引約定未払金の純増減(△)	—	—	1,188,672
その他	809,744	△332,096	27,099
小計	△1,759,666	△3,202,113	3,546,782
法人税等の支払額	5,817	△28,614	△24,664
営業活動によるキャッシュ・フロー	**△1,753,848**	**△3,230,728**	**3,522,118**

（次ページに続く）

（中間連結キャッシュ・フロー計算書続き）

区分	平成15年度中間期 自 平成15年4月1日 至 平成15年9月30日	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
II 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△23,707,428	△21,283,083	△47,305,660
有価証券の売却による収入	15,807,610	16,679,189	30,688,033
有価証券の償還による収入	9,806,287	7,674,230	13,967,819
金銭の信託の増加による支出	△21,111	—	△21,225
金銭の信託の減少による収入	17,268	0	42,259
動産不動産の取得による支出	△22,248	△22,183	△80,932
動産不動産の売却による収入	17,330	28,080	20,839
リース資産の取得による支出	△192,936	△185,819	△368,159
リース資産の売却による収入	15,526	18,991	37,678
連結範囲の変更を伴う子会社株式の取得による支出	△8,999	△2,970	△8,999
投資活動によるキャッシュ・フロー	**1,711,298**	**2,906,435**	**△3,028,346**
III 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	34,500	20,000	89,500
劣後特約付借入金の返済による支出	△95,500	△22,240	△195,000
劣後特約付社債・新株予約権付社債の発行による収入	238,362	237,275	436,453
劣後特約付社債・新株予約権付社債の償還による支出	△42,962	△48,000	△150,713
配当金支払額	△33,330	△46,447	△33,360
少数株主からの払込みによる収入	—	—	25
少数株主への配当金支払額	△24,388	△26,171	△33,196
自己株式の取得による支出	△152	△502	△632
自己株式の売却による収入	936	3,936	24,058
財務活動によるキャッシュ・フロー	**77,465**	**117,850**	**137,134**
IV 現金及び現金同等物に係る換算差額	**△1,763**	**716**	**△2,417**
V 現金及び現金同等物の増加額（△は現金及び現金同等物の減少額）	**33,151**	**△205,726**	**628,488**
VI 現金及び現金同等物の期首残高	**2,900,991**	**3,529,479**	**2,900,991**
VII 連結子会社の合併に伴う現金及び現金同等物の増加額	**—**	**3,941**	**—**
VIII 連結除外に伴う現金及び現金同等物の減少額	**△0**	**—**	**△0**
IX 現金及び現金同等物の中間期末（期末）残高	**2,934,143**	**3,327,694** ※1	**3,529,479**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結財務諸表作成のための基本となる重要な事項（平成16年度中間期 自平成16年4月1日 至平成16年9月30日）

1. 連結の範囲に関する事項

（1）連結子会社　166社

主要な会社名

株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
SMBCキャピタル株式会社
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、SMBCファイナンスビジネス・プランニング株式会社他7社は新規設立等により、当中間連結会計期間から連結子会社としております。

旧株式会社みなとカードは合併により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

（2）非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他115社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社　4社

主要な会社名

SBCS Co., Ltd.

（2）持分法適用の関連会社　46社

主要な会社名

プロミス株式会社
大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、プロミス株式会社他4社は株式取得により、当中間連結会計期間から持分法適用の関連会社としております。

また、ソニー銀行株式会社他2社は議決権の所有割合の低下等により、関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社

子会社エス・ビー・エル・マーキュリー有限会社他115社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。

（4）持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項

（1）連結子会社の中間決算日は次のとおりであります。

3月末日　6社
4月末日　1社
6月末日　66社
7月末日　2社
9月末日　91社

（2）3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

（2）有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記（1）及び（2）①と同じ方法により行っております。

（3）デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①動産不動産及びリース資産

当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建物　　7年～50年

動産　　2年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②ソフトウェア

自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準

主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,774,043百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理

数理計算上の差異：

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。

(8) 日本国際博覧会出展引当金の計上基準

2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。

なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。

(9) 特別法上の引当金の計上基準

特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。

①金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

②証券取引責任準備金

国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(10) 外貨建資産・負債の換算基準

連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

(11) リース取引の処理方法

当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法

・金利リスク・ヘッジ

連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。

・為替変動リスク・ヘッジ

連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(14) 消費税等の会計処理

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

(15) 税効果会計に関する事項

中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【追加情報】

外形標準課税

「地方税法等の一部を改正する法律」(平成15年法律第9号)が平成15年3月31日に公布され、平成16年4月1日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。

注記事項（平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日）

（中間連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式352,247百万円及び出資金1,492百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,579,675百万円、当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。

※3. 貸出金のうち、破綻先債権額は86,972百万円、延滞債権額は1,844,061百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は52,918百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は884,745百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,868,696百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	90,583百万円
特定取引資産	651,906百万円
有価証券	7,457,751百万円
貸出金	1,465,657百万円
その他資産（延払資産等）	1,030百万円
担保資産に対応する債務	
預金	10,528百万円
コールマネー及び売渡手形	3,655,999百万円
売現先勘定	715,530百万円
債券貸借取引受入担保金	4,460,991百万円
特定取引負債	125,597百万円
借用金	3,893百万円
その他負債	14,617百万円
支払承諾	149,029百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,962,079百万円及び貸出金581,956百万円を差し入れております。
また、動産不動産のうち保証金権利金は110,928百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,368,593百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,841,376百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は573,789百万円、繰延ヘッジ利益の総額は457,780百万円であります。

※11. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日
連結子会社である三井住友銀行
平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
連結子会社である三井住友銀行
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※12. 動産不動産の減価償却累計額は588,735百万円、リース資産の減価償却累計額は1,550,472百万円であります。
※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。
※14. 社債には、劣後特約付社債1,861,560百万円が含まれております。

(中間連結損益計算書関係)

※1. その他経常収益には、株式等売却益65,914百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。
※2. その他経常費用には、貸倒引当金繰入額165,267百万円、貸出金償却391,236百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。
※3. 特別利益は、動産不動産処分益2,185百万円及び償却債権取立益485百万円であります。
※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,938百万円及び店舗の統廃合等に伴う動産不動産処分損10,901百万円を含んでおります。

(中間連結キャッシュ・フロー計算書関係)

※1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

(金額単位 百万円)

	平成16年9月30日現在
現金預け金勘定	5,846,400
有利息預け金	△2,518,706
現金及び現金同等物	3,327,694

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

(金額単位 百万円)

	動産	その他	合計
取得価額相当額	9,772	472	10,244
減価償却累計額相当額	5,572	267	5,839
中間連結会計期間末残高相当額	4,200	204	4,404

・未経過リース料中間連結会計期間末残高相当額

(金額単位 百万円)

1年内	1年超	合計
1,788	2,760	4,549

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,018百万円
減価償却費相当額　948百万円
支払利息相当額　76百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

(金額単位 百万円)

	動産	その他	合計
取得価額	1,920,975	588,826	2,509,801
減価償却累計額	1,216,807	327,019	1,543,827
中間連結会計期間末残高	704,167	261,807	965,974

・未経過リース料中間連結会計期間末残高相当額

(金額単位 百万円)

1年内	1年超	合計
314,280	657,713	971,993

・受取リース料、減価償却費及び受取利息相当額
受取リース料　205,622百万円
減価償却費　166,435百万円
受取利息相当額　31,891百万円
・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

2. オペレーティング・リース取引

（1）借手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
17,172	76,766	93,939

（2）貸手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
5,340	11,128	16,468

なお、上記1.、2.に記載した貸手側の未経過リース料のうち86,071百万円を借用金等の担保に提供しております。

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	230,491.11
1株当たり中間純利益	9,119.40
潜在株式調整後1株当たり中間純利益	5,245.69

（注）1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定上の基礎は、次のとおりであります。

1株当たり中間純利益	
中間純利益	53,372百万円
普通株主に帰属しない金額	―百万円
（うち優先配当額）	―百万円
普通株式に係る中間純利益	53,372百万円
普通株式の中間期中平均株式数	5,852千株
潜在株式調整後1株当たり中間純利益	
中間純利益調整額	△7百万円
（うち優先配当額）	―百万円
（うち連結子会社発行の新株予約権）	△7百万円
普通株式増加数	4,320千株
（うち優先株式）	4,320千株
（うち新株予約権）	0千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要	―

（重要な後発事象）

当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。

（1）取得した株式の種類　当社普通株式
（2）取得した株式の総数　400,805株
（3）取得価格（総額）　668,000円（総額267,737,740,000円）
（4）取得方法　東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

有価証券関係

有価証券の範囲等

中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

(金額単位　百万円)

	平成16年9月末	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,209,190	△2,548

(2) 満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	平成16年9月末				
	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	508,400	502,551	△5,848	1,684	7,533
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	36,235	36,794	558	681	122
合計	544,636	539,346	△5,289	2,365	7,655

(注) 1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位　百万円)

	平成16年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,035,061	2,616,748	581,686	637,425	55,738
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合計	19,859,096	20,343,172	484,076	664,737	180,661

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円(収益)であります。
2. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当中間連結会計期間中に売却したその他有価証券

(金額単位　百万円)

	平成16年度中間期		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	16,678,701	117,923	27,549

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

(金額単位　百万円)

	平成16年9月末
満期保有目的の債券	
非上場外国証券	3,492
その他	11,290
その他有価証券	
非上場株式(店頭売買株式を除く)	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位　百万円)

	平成16年9月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,927,449	7,891,459	2,987,501	2,157,117
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合計	3,306,028	10,848,244	3,405,341	2,668,827

金銭の信託関係

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位　百万円)

	平成16年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,783	154	271	116

(注) 1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位　百万円)

	平成16年9月末
評価差額	462,018
その他有価証券	461,863
その他の金銭の信託	154
(△) 繰延税金負債	187,970
その他有価証券評価差額金(持分相当額調整前)	274,048
(△) 少数株主持分相当額	4,981
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,185
その他有価証券評価差額金	270,252

(注) 1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円(収益)であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(1) 金利関連取引

(金額単位　百万円)

区分	種類	平成16年9月末		
		契約額等	時価	評価損益
取引所	金利先物	108,923,645	△4,995	△4,995
	金利オプション	698,705	△57	△57
店頭	金利先渡契約	10,371,517	△1,315	△1,315
	金利スワップ	393,687,431	224,757	224,757
	金利スワップション	4,942,071	4,760	4,760
	キャップ	11,419,502	△3,700	△3,700
	フロアー	669,925	43	43
	その他	580,420	6,512	6,512
合計			226,005	226,005

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△1,754百万円(損失)であります。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成16年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	17,436,346	75,832	67,322
	通貨スワップション	2,010,789	16,647	16,647
	為替予約	45,668,088	9,614	9,614
	通貨オプション	5,150,486	△2,005	△2,005
	その他	2,852	29	29
合計			100,118	91,608

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△164百万円(損失)であります。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成16年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	1,597	△50	△50
	株式指数オプション	110	1	1
店頭	有価証券店頭オプション	34,000	0	0
	有価証券店頭指数等スワップ	—	—	—
	その他	46,416	1,685	1,685
合計			1,636	1,636

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成16年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,148,958	6,188	6,188
	債券先物オプション	155,100	492	492
店頭	債券先渡契約	285,136	1,818	1,818
	債券店頭オプション	3,608,653	△8,542	△8,542
合計			△42	△42

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	平成16年9月末		
		契約額等	時価	評価損益
店頭	商品スワップ	218,243	7,201	7,201
	商品オプション	16,420	231	231
合計			7,432	7,432

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成16年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	111,843	840	840
	その他	1,708	23	23
合計			864	864

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

セグメント情報

(1)事業の種類別セグメント情報

(金額単位　百万円)

	平成16年度中間期					
	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,226,811	344,806	206,554	1,778,173	—	1,778,173
(2) セグメント間の内部経常収益	15,719	10,000	95,613	121,334	(121,334)	—
計	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
経常費用	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
経常利益	32,340	21,584	69,763	123,688	(9,587)	114,100

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(2)所在地別セグメント情報

(金額単位　百万円)

	平成16年度中間期						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,654,502	56,534	31,188	35,947	1,778,173	—	1,778,173
(2) セグメント間の内部経常収益	21,527	24,310	2,143	12,142	60,123	(60,123)	—
計	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
経常費用	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
経常利益	66,768	32,264	4,832	16,419	120,284	(6,184)	114,100

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3)海外経常収益

(金額単位　百万円)

	平成16年度中間期
海外経常収益	123,670
連結経常収益	1,778,173
海外経常収益の連結経常収益に占める割合	7.0%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

中間財務諸表

当社の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書については、証券取引法第193条の2の規定に基づき、平成15年度中間期については朝日監査法人の監査証明を、平成15年度及び平成16年度中間期についてはあずさ監査法人の監査証明を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。
以下の中間貸借対照表及び中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

（金額単位　百万円）

科目	平成15年度中間期末 平成15年9月30日現在	平成16年度中間期末 平成16年9月30日現在	平成15年度末 平成16年3月31日現在
（資産の部）			
流動資産			
現金及び預金	61,841	27,259	98,159
1年以内回収予定関係会社長期貸付金	—	40,000 ※2	—
その他	3,613	40,931	12,789
流動資産合計	65,455	108,191	110,948
固定資産			
有形固定資産	0	3 ※1	0
無形固定資産	34	48	47
投資その他の資産	3,291,175	3,449,803	3,291,105
関係会社株式	3,246,072	3,446,462	3,246,462
関係会社長期貸付金	40,000	—	40,000
その他	5,102	3,340	4,642
固定資産合計	3,291,210	3,449,854	3,291,153
繰延資産	**1,056**	**754**	**905**
資産合計	**3,357,722**	**3,558,800**	**3,403,007**
（負債の部）			
流動負債			
短期借入金	230,000	230,000	230,000
賞与引当金	76	54	84
その他	151	706	201
流動負債合計	230,228	230,761	230,286
負債合計	**230,228**	**230,761**	**230,286**
（資本の部）			
資本金	**1,247,650**	**1,247,650**	**1,247,650**
資本剰余金			
資本準備金	1,247,762	1,247,762	1,247,762
その他資本剰余金	499,501	499,524	499,510
資本剰余金合計	1,747,263	1,747,286	1,747,273
利益剰余金			
任意積立金	30,420	30,420	30,420
中間（当期）未処分利益	102,624	304,073	148,300
利益剰余金合計	133,044	334,493	178,720
自己株式	**△463**	**△1,390**	**△921**
資本合計	**3,127,494**	**3,328,039**	**3,172,721**
負債資本合計	**3,357,722**	**3,558,800**	**3,403,007**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月1日 至 平成15年9月30日	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
営業収益	**7,146**	**205,265**	**55,515**
関係会社受取配当金	3,020	201,285	47,332
関係会社受入手数料	3,707	3,558	7,341
関係会社貸付金利息	419	420	841
営業費用	**1,508**	**1,312**	**3,044**
販売費及び一般管理費	1,508	1,312 ※2	3,044
営業利益	**5,637**	**203,953**	**52,470**
営業外収益	**109**	**113**	**121**
営業外費用	**712**	**947** ※1	**1,403**
経常利益	**5,035**	**203,119**	**51,188**
税引前中間(当期)純利益	**5,035**	**203,119**	**51,188**
法人税、住民税及び事業税	**1**	**1**	**3**
還付法人税等	**—**	**329**	**—**
法人税等調整額	**204**	**1,252**	**679**
中間(当期)純利益	**4,829**	**202,194**	**50,505**
前期繰越利益	**97,298**	**101,878**	**97,298**
利益準備金取崩額	**496**	**—**	**496**
中間(当期)未処分利益	**102,624**	**304,073**	**148,300**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表作成のための基本となる重要な事項（平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日）

1. 有価証券の評価基準及び評価方法
（1）子会社株式及び関連会社株式
移動平均法による原価法により行っております。
（2）その他有価証券
時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法
（1）有形固定資産
定率法（ただし、建物については定額法）を採用しております。
（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

【追加情報】
外形標準課税
「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間会計期間から中間損益計算書中の「販売費及び一般管理費」に含めて表示しております。

注記事項（平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日）

（中間貸借対照表関係）

※1. 有形固定資産の減価償却累計額　0百万円

※2. 劣後特約付貸付金
1年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

※3. 偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して55,234百万円の保証を行っております。

（中間損益計算書関係）

※1. 営業外費用のうち主要なもの

支払利息	438百万円
創立費償却	150百万円

※2. 減価償却実施額

有形固定資産	0百万円
無形固定資産	6百万円

（リース取引関係）

記載対象の取引はありません。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（重要な後発事象）

当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。

（1）取得した株式の種類	当社普通株式
（2）取得した株式の総数	400,805株
（3）取得価格（総額）	668,000円（総額267,737,740,000円）
（4）取得方法	東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

損益の状況（連結）

■国内・海外別収支

（金額単位　百万円）

区分	平成15年度中間期				平成16年度中間期			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
資金運用収益	711,326	134,190	△19,110	826,407	668,794	104,023	△20,323	752,495
資金調達費用	125,002	54,615	△16,465	163,152	124,791	47,536	△15,625	156,702
資金運用収支	586,324	79,574	△2,644	663,254	544,003	56,487	△4,697	595,792
信託報酬	84	—	—	84	729	—	—	729
役務取引等収益	222,815	14,595	△251	237,159	262,498	19,534	△77	281,955
役務取引等費用	39,882	2,365	△278	41,969	44,441	2,228	△93	46,575
役務取引等収支	182,933	12,229	26	195,190	218,057	17,306	16	235,379
特定取引収益	153,718	13,100	△2,915	163,904	27,282	7,739	△4,094	30,927
特定取引費用	2,193	721	△2,915	—	2,112	2,587	△4,094	605
特定取引収支	151,525	12,379	—	163,904	25,170	5,151	—	30,322
その他業務収益	446,111	13,830	△256	459,685	544,292	8,048	△546	551,794
その他業務費用	420,639	12,406	△65	432,980	392,639	1,867	△444	394,061
その他業務収支	25,471	1,424	△191	26,704	151,652	6,181	△101	157,732

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成15年度中間期16百万円、平成16年度中間期1百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成15年度中間期			平成16年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	80,904,257	711,326	1.76%	78,638,471	668,794	1.70%
うち貸出金	54,619,544	521,345	1.91	51,278,263	506,829	1.98
うち有価証券	23,738,285	118,891	1.00	23,794,963	113,132	0.95
うちコールローン及び買入手形	388,832	716	0.37	656,016	1,470	0.45
うち買現先勘定	29,137	2	0.02	96,652	3	0.01
うち債券貸借取引支払保証金	659,019	71	0.02	779,344	77	0.02
うち預け金	668,518	2,533	0.76	1,090,730	8,261	1.51
資金調達勘定	85,135,275	125,002	0.29	83,832,839	124,791	0.30
うち預金	59,740,859	27,716	0.09	62,347,109	28,001	0.09
うち譲渡性預金	4,244,403	434	0.02	3,526,673	383	0.02
うちコールマネー及び売渡手形	7,489,079	536	0.01	5,368,095	540	0.02
うち売現先勘定	2,103,516	66	0.01	744,310	12	0.00
うち債券貸借取引受入担保金	4,867,352	24,556	1.01	4,557,841	22,096	0.97
うちコマーシャル・ペーパー	160,083	105	0.13	286,656	99	0.07
うち借用金	3,309,960	36,489	2.20	2,991,227	33,338	2.23
うち社債	2,779,101	20,824	1.50	3,438,848	26,610	1.55

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成15年度中間期1,043,589百万円、平成16年度中間期1,934,432百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成15年度中間期33,861百万円、平成16年度中間期3,628百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成15年度中間期33,861百万円、平成16年度中間期3,628百万円）及び利息（平成15年度中間期16百万円、平成16年度中間期1百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成15年度中間期			平成16年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	7,868,913	134,190	3.41%	7,553,574	104,023	2.75%
うち貸出金	5,279,586	80,147	3.04	4,999,903	74,743	2.99
うち有価証券	1,205,801	22,273	3.69	931,760	13,271	2.85
うちコールローン及び買入手形	106,562	1,259	2.36	133,816	1,151	1.72
うち買現先勘定	129,285	1,482	2.29	148,035	1,277	1.73
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	748,807	3,454	0.92	913,247	6,454	1.41
資金調達勘定	5,184,006	54,615	2.11	5,276,218	47,536	1.80
うち預金	3,432,379	29,787	1.74	3,832,756	26,040	1.36
うち譲渡性預金	138,530	1,741	2.51	109,785	1,298	2.37
うちコールマネー及び売渡手形	122,188	770	1.26	137,739	748	1.09
うち売現先勘定	471,962	2,953	1.25	247,421	1,545	1.25
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	116,137	1,697	2.92	104,414	1,399	2.68
うち社債	881,456	16,621	3.77	828,954	15,355	3.70

（注）1.「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成15年度中間期27,755百万円、平成16年度中間期37,164百万円）を資金運用勘定から控除して表示しております。

（金額単位　百万円）

合計	平成15年度中間期			平成16年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	87,606,658	826,407	1.89%	85,419,596	752,495	1.76%
うち貸出金	58,998,690	585,813	1.99	55,497,980	567,082	2.04
うち有価証券	24,944,087	138,520	1.11	24,897,108	121,740	0.98
うちコールローン及び買入手形	495,395	1,975	0.80	789,832	2,621	0.66
うち買現先勘定	158,423	1,484	1.87	244,687	1,280	1.05
うち債券貸借取引支払保証金	659,019	71	0.02	779,344	77	0.02
うち預け金	1,151,314	5,201	0.90	1,841,541	13,547	1.47
資金調達勘定	89,152,422	163,152	0.37	88,166,118	156,702	0.36
うち預金	62,906,880	56,717	0.18	66,017,335	52,872	0.16
うち譲渡性預金	4,382,933	2,176	0.10	3,636,459	1,682	0.09
うちコールマネー及び売渡手形	7,611,268	1,306	0.03	5,505,835	1,289	0.05
うち売現先勘定	2,575,479	3,019	0.23	991,732	1,558	0.31
うち債券貸借取引受入担保金	4,867,352	24,556	1.01	4,557,841	22,096	0.97
うちコマーシャル・ペーパー	160,083	105	0.13	286,656	99	0.07
うち借用金	2,525,657	22,508	1.78	2,315,441	20,278	1.75
うち社債	3,660,558	37,446	2.05	4,267,803	41,965	1.97

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成15年度中間期1,070,997百万円、平成16年度中間期1,971,503百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成15年度中間期33,861百万円、平成16年度中間期3,628百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成15年度中間期33,861百万円、平成16年度中間期3,628百万円）及び利息（平成15年度中間期16百万円、平成16年度中間期1百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（金額単位　百万円）

区分	平成15年度中間期				平成16年度中間期			
	国内	海外	消去又は全社（△）	合計	国内	海外	消去又は全社（△）	合計
役務取引等収益	222,815	14,595	△251	237,159	262,498	19,534	△77	281,955
うち預金・貸出業務	8,561	7,898	△8	16,452	11,383	11,450	△11	22,822
うち為替業務	55,181	2,843	△0	58,025	57,154	3,465	△0	60,620
うち証券関連業務	22,505	0	—	22,505	24,736	0	—	24,736
うち代理業務	7,782	—	—	7,782	9,655	—	—	9,655
うち保護預り・貸金庫業務	3,119	2	—	3,121	3,181	1	—	3,183
うち保証業務	13,565	1,529	△241	14,853	19,439	1,728	△8	21,159
うちクレジットカード関連業務	44,268	—	—	44,268	45,835	—	—	45,835
役務取引等費用	39,882	2,365	△278	41,969	44,441	2,228	△93	46,575
うち為替業務	10,539	1,081	△0	11,621	11,208	765	△21	11,952

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成15年度中間期				平成16年度中間期			
	国内	海外	消去又は全社（△）	合計	国内	海外	消去又は全社（△）	合計
特定取引収益	153,718	13,100	△2,915	163,904	27,282	7,739	△4,094	30,927
うち商品有価証券収益	1,359	1,950	—	3,309	5,047	—	—	5,047
うち特定取引有価証券収益	286	—	—	286	—	—	—	—
うち特定金融派生商品収益	152,045	11,149	△2,915	160,279	22,042	7,460	△4,094	25,408
うちその他の特定取引収益	28	—	—	28	192	279	—	471
特定取引費用	2,193	721	△2,915	—	2,112	2,587	△4,094	605
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	—	—	—	—	605	—	—	605
うち特定金融派生商品費用	2,193	721	△2,915	—	1,507	2,587	△4,094	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

貸出の状況（連結）

■貸出金の業種別構成

（金額単位　百万円）

区分		平成15年度中間期末	平成16年度中間期末	平成15年度末
国内（除く特別国際金融取引勘定分）	製造業	6,267,027	5,931,430	6,136,783
	農業、林業、漁業及び鉱業	175,030	128,678	142,576
	建設業	2,280,614	1,869,468	1,950,595
	運輸、情報通信、公益事業	3,340,128	3,219,370	3,275,122
	卸売・小売業	6,053,439	5,799,267	5,884,109
	金融・保険業	4,013,422	4,506,569	3,828,350
	不動産業	8,338,920	7,303,589	7,965,230
	各種サービス業	6,194,727	5,658,426	6,136,593
	地方公共団体	460,983	500,797	765,690
	その他	18,324,319	16,071,190	15,328,834
	合計	55,448,613	50,988,790	51,413,887
海外及び特別国際金融取引勘定分	政府等	108,783	52,751	81,737
	金融機関	349,711	381,632	338,375
	商工業	3,517,803	3,793,835	3,304,282
	その他	241,451	205,024	244,516
	合計	4,217,749	4,433,243	3,968,912
総合計		59,666,363	55,422,034	55,382,800

（注）「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

■リスク管理債権

（金額単位　百万円）

区分	平成15年度中間期末	平成16年度中間期末	平成15年度末
破綻先債権①	179,497	86,972	96,413
延滞債権②	2,287,238	1,844,061	1,767,862
3カ月以上延滞債権③	101,630	52,918	51,538
貸出条件緩和債権④	1,853,890	884,745	1,382,168
合計	4,422,255	2,868,696	3,297,981

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）。
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①〜③）。

中間財務諸表

当行の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書については、証券取引法第193条の2の規定に基づき、平成15年度中間期については朝日監査法人の監査証明を、平成15年度及び平成16年度中間期についてはあずさ監査法人の監査証明を受けております。朝日監査法人は、平成16年1月1日付で朝日監査法人を存続法人としてあずさ監査法人と合併し、法人名称を「あずさ監査法人」に変更しております。
以下の中間貸借対照表及び中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

(金額単位　百万円)

科目	平成15年度中間期末 平成15年9月30日現在	平成16年度中間期末 平成16年9月30日現在	平成15年度末 平成16年3月31日現在
(資産の部)			
現金預け金	3,423,380	5,280,483	4,866,920
コールローン	232,136	296,119	287,262
買現先勘定	61,204	106,419	130,337
債券貸借取引支払保証金	625,010	1,621,384	1,009,328
買入手形	327,500	—	—
買入金銭債権	103,627	120,322	133,081
特定取引資産	2,984,076	2,986,863	2,958,990
金銭の信託	27,493	3,783	3,749
有価証券	21,847,113	23,524,899	26,592,584
貸出金	55,153,522	50,723,607	50,810,144
外国為替	755,924	910,803	720,840
その他資産	1,865,874	1,365,753	1,480,776
動産不動産	681,442	671,495	688,325
繰延税金資産	1,711,738	1,631,561	1,590,518
支払承諾見返	4,498,916	4,462,028	4,086,964
貸倒引当金	△1,518,988	△962,583	△1,250,751
資産の部合計	**92,779,975**	**92,742,940**	**94,109,074**
(負債の部)			
預金	57,746,253	62,011,605	60,067,417
譲渡性預金	3,454,958	3,239,176	3,589,354
コールマネー	2,202,679	3,043,178	2,479,233
売現先勘定	1,868,451	704,384	1,071,114
債券貸借取引受入担保金	4,624,779	4,571,110	5,946,346
売渡手形	5,715,900	1,588,400	3,725,600
特定取引負債	1,608,728	1,505,855	1,504,465
借用金	2,648,173	2,441,850	2,531,973
外国為替	449,941	534,408	576,958
社債	2,884,076	3,699,055	3,177,741
信託勘定借	24,944	42,202	36,032
その他負債	2,309,751	2,076,868	2,368,824
賞与引当金	8,569	8,598	8,752
退職給付引当金	66,096	—	11,748
債権売却損失引当金	222	—	—
日本国際博覧会出展引当金	57	172	116
特別法上の引当金	18	18	18
再評価に係る繰延税金負債	55,835	57,250	55,541
支払承諾	4,498,916	4,462,028	4,086,964
負債の部合計	**90,168,353**	**89,986,163**	**91,238,204**
(資本の部)			
資本金	559,985	559,985	559,985
資本剰余金	1,237,307	1,262,546	1,237,307
資本準備金	879,693	904,932	879,693
その他資本剰余金	357,614	357,614	357,614
利益剰余金	557,289	592,112	676,064
任意積立金	221,540	221,532	221,540
中間(当期)未処分利益	335,749	370,579	454,523
土地再評価差額金	82,165	83,656	81,158
その他有価証券評価差額金	174,873	258,476	316,354
資本の部合計	**2,611,621**	**2,756,776**	**2,870,870**
負債及び資本の部合計	**92,779,975**	**92,742,940**	**94,109,074**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月1日 至 平成15年9月30日	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成15年度 自 平成15年4月1日 至 平成16年3月31日
経常収益	**1,177,035**	**1,140,066**	**2,322,363**
資金運用収益	729,620	646,974	1,392,322
（うち貸出金利息）	(491,865)	(464,162)	(972,891)
（うち有価証券利息配当金）	(132,204)	(119,916)	(249,594)
信託報酬	84	729	334
役務取引等収益	150,162	181,243	322,075
特定取引収益	152,104	21,755	283,611
その他業務収益	88,276	150,886	149,209
その他経常収益	56,787	138,476	174,809
経常費用	**1,071,859**	**1,014,868**	**2,137,225**
資金調達費用	161,039	156,108	305,284
（うち預金利息）	(47,083)	(42,412)	(85,133)
役務取引等費用	50,831	54,221	95,506
特定取引費用	2,279	605	2,881
その他業務費用	110,774	27,939	159,774
営業経費	315,168	300,276	623,098
その他経常費用	431,765	475,717	950,679
経常利益	**105,175**	**125,198**	**185,138**
特別利益	**55,035**	**678**	**166,823**
特別損失	**17,222**	**12,806**	**33,115**
税引前中間（当期）純利益	**142,988**	**113,070**	**318,846**
法人税、住民税及び事業税	**12,573**	**1,645**	**12,752**
還付法人税等	**—**	**7,405**	**—**
法人税等調整額	**△9,244**	**276**	**4,980**
中間（当期）純利益	**139,659**	**118,554**	**301,113**
前期繰越利益	**192,995**	**254,523**	**192,995**
土地再評価差額金取崩額	**3,094**	**△2,497**	**3,868**
中間配当額	**—**	**—**	**43,454**
中間（当期）未処分利益	**335,749**	**370,579**	**454,523**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益の状況（単体）

■国内・国際業務部門別粗利益

（金額単位　百万円）

区分	平成15年度中間期			平成16年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	516,611	213,167	159 729,620	496,311	150,957	294 646,974
資金調達費用	34,922	126,259	159 161,023	33,878	122,522	294 156,106
資金運用収支	481,688	86,908	568,597	462,433	28,435	490,868
信託報酬	84	—	84	728	0	729
役務取引等収益	123,037	27,124	150,162	148,535	32,707	181,243
役務取引等費用	44,860	5,971	50,831	47,984	6,237	54,221
役務取引等収支	78,177	21,152	99,330	100,551	26,470	127,021
特定取引収益	416	151,688	152,104	725	21,029	21,755
特定取引費用	2,279	—	2,279	—	605	605
特定取引収支	△1,863	151,688	149,824	725	20,424	21,150
その他業務収益	51,222	37,054	88,276	49,324	104,525	150,886
その他業務費用	50,342	60,431	110,774	23,645	7,257	27,939
その他業務収支	880	△23,377	△22,497	25,678	97,268	122,946
業務粗利益	558,967	236,371	795,339	590,117	172,598	762,716

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成15年度中間期16百万円、平成16年度中間期1百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
4. 平成16年度中間期のその他業務収益及びその他業務費用の合計欄の計数は、金融派生商品損益の純額表示に伴い、国内業務部門と国際業務部門の合算をそれぞれ2,963百万円下回っております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成15年度中間期			平成16年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	70,975,585	516,611	1.45%	67,599,892	496,311	1.46%
うち貸出金	50,802,673	442,373	1.73	46,817,969	418,172	1.78
うち有価証券	19,207,937	56,730	0.58	19,493,550	63,621	0.65
うちコールローン	60,803	18	0.06	135,227	11	0.01
うち買現先勘定	—	—	—	58,866	0	0.00
うち債券貸借取引支払保証金	659,019	71	0.02	775,358	75	0.01
うち買入手形	188,115	2	0.00	315,379	2	0.00
うち預け金	53,750	51	0.19	3,186	0	0.00
資金調達勘定	(630,897) 72,139,125	(159) 34,922	0.09	(1,404,957) 70,639,721	(294) 33,878	0.09
うち預金	52,589,296	7,981	0.03	53,988,209	6,023	0.02
うち譲渡性預金	4,337,991	428	0.01	3,716,009	387	0.02
うちコールマネー	2,484,386	37	0.00	2,216,245	29	0.00
うち売現先勘定	2,126,632	66	0.00	759,173	13	0.00
うち債券貸借取引受入担保金	1,958,464	111	0.01	1,856,085	96	0.01
うち売渡手形	4,935,178	319	0.01	2,958,134	90	0.00
うちコマーシャル・ペーパー	4,385	0	0.01	4,098	0	0.00
うち借用金	945,358	13,511	2.85	890,541	12,204	2.73
うち社債	2,105,112	12,059	1.14	2,572,858	14,469	1.12

（注）1. 資金運用勘定は無利息預け金の平均残高（平成15年度中間期981,818百万円、平成16年度中間期1,860,644百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成15年度中間期33,859百万円、平成16年度中間期3,628百万円）及び利息（平成15年度中間期16百万円、平成16年度中間期1百万円）を、それぞれ控除して表示しております。
2.（　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。

（金額単位　百万円）

国際業務部門	平成15年度中間期			平成16年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(630,897) 11,994,973	(159) 213,167	3.54%	(1,404,957) 12,813,914	(294) 150,957	2.34%
うち貸出金	3,989,480	49,492	2.47	3,809,705	45,990	2.40
うち有価証券	5,269,491	75,474	2.85	4,564,595	56,295	2.45
うちコールローン	139,012	960	1.37	227,675	1,717	1.50
うち買現先勘定	90,939	359	0.78	118,792	754	1.26
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金	978,761	4,674	0.95	1,663,321	12,589	1.50
資金調達勘定	12,107,792	126,259	2.07	12,799,717	122,522	1.90
うち預金	5,763,505	39,101	1.35	6,678,460	36,389	1.08
うち譲渡性預金	66,829	1,207	3.60	63,675	1,117	3.49
うちコールマネー	152,108	949	1.24	176,653	1,031	1.16
うち売現先勘定	425,659	2,295	1.07	203,405	1,175	1.15
うち債券貸借取引受入担保金	2,898,594	24,444	1.68	2,673,475	21,996	1.64
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	1,738,176	33,618	3.85	1,641,627	33,067	4.01
うち社債	622,821	11,425	3.65	820,162	14,654	3.56

（注）1. 資金運用勘定は無利息預け金の平均残高（平成15年度中間期27,917百万円、平成16年度中間期29,042百万円）を控除して表示しております。
2.（　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。
4. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成15年度中間期			平成16年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	82,339,662	729,620	1.76%	79,008,849	646,974	1.63%
うち貸出金	54,792,153	491,865	1.79	50,627,674	464,162	1.82
うち有価証券	24,477,428	132,204	1.07	24,058,145	119,916	0.99
うちコールローン	199,815	978	0.97	362,903	1,728	0.95
うち買現先勘定	90,939	359	0.78	177,659	754	0.84
うち債券貸借取引支払保証金	659,019	71	0.02	775,358	75	0.01
うち買入手形	188,115	2	0.00	315,379	2	0.00
うち預け金	1,032,512	4,726	0.91	1,666,507	12,589	1.50
資金調達勘定	83,616,020	161,023	0.38	82,034,482	156,106	0.37
うち預金	58,352,802	47,083	0.16	60,666,670	42,412	0.13
うち譲渡性預金	4,404,820	1,635	0.07	3,779,685	1,504	0.07
うちコールマネー	2,636,495	986	0.07	2,392,898	1,061	0.08
うち売現先勘定	2,552,292	2,361	0.18	962,579	1,188	0.24
うち債券貸借取引受入担保金	4,857,059	24,555	1.00	4,529,561	22,092	0.97
うち売渡手形	4,935,178	319	0.01	2,958,134	90	0.00
うちコマーシャル・ペーパー	4,385	0	0.01	4,098	0	0.00
うち借用金	2,683,535	47,130	3.50	2,532,168	45,271	3.56
うち社債	2,727,933	23,485	1.71	3,393,021	29,124	1.71

（注）1. 資金運用勘定は無利息預け金の平均残高（平成15年度中間期1,009,736百万円、平成16年度中間期1,889,686百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成15年度中間期33,859百万円、平成16年度中間期3,628百万円）及び利息（平成15年度中間期16百万円、平成16年度中間期1百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含めております。

■役務取引の状況

（金額単位　百万円）

区分	平成15年度中間期			平成16年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	123,037	27,124	150,162	148,535	32,707	181,243
うち預金・貸出業務	5,406	7,177	12,584	5,463	11,838	17,302
うち為替業務	44,766	10,264	55,030	45,592	11,536	57,129
うち証券関連業務	11,610	384	11,995	8,666	341	9,007
うち代理業務	6,529	—	6,529	8,254	—	8,254
うち保護預り・貸金庫業務	2,740	—	2,740	2,790	—	2,790
うち保証業務	3,035	2,621	5,656	7,199	2,768	9,968
役務取引等費用	44,860	5,971	50,831	47,984	6,237	54,221
うち為替業務	8,314	2,280	10,595	8,819	2,382	11,202

■特定取引の状況

（金額単位　百万円）

区分	平成15年度中間期			平成16年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	416	151,688	152,104	725	21,029	21,755
うち商品有価証券収益	—	—	—	533	—	533
うち特定取引有価証券収益	—	286	286	—	—	—
うち特定金融派生商品収益	—	151,402	151,402	—	21,029	21,029
うちその他の特定取引収益	416	—	416	192	—	192
特定取引費用	2,279	—	2,279	—	605	605
うち商品有価証券費用	2,279	—	2,279	—	—	—
うち特定取引有価証券費用	—	—	—	—	605	605
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

（金額単位　百万円）

区分	平成15年度中間期			平成16年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	880	△23,377	△22,497	25,678	97,268	122,946
うち国債等債券損益	2,386	16,385	18,771	19,899	6,764	26,663
うち金融派生商品損益	△1,828	△670	△2,499	△4,905	2,963	△1,941
うち外国為替売買損益	—	△39,042	△39,042	—	87,518	87,518

貸出の状況（単体）

■貸出金の業種別構成

（金額単位　百万円）

区分		平成15年度中間期末	平成16年度中間期末	平成15年度末
国内店	製造業	5,918,501	5,582,342	5,794,191
	農業、林業、漁業及び鉱業	159,085	120,620	133,833
	建設業	2,011,721	1,654,954	1,717,184
	運輸、情報通信、公益事業	3,200,039	3,080,967	3,134,713
	卸売・小売業	5,659,243	5,423,608	5,492,168
	金融・保険業	5,058,907	5,065,594	4,892,526
	不動産業	7,422,864	6,340,604	6,995,060
	各種サービス業	5,581,639	5,541,499	5,470,887
	地方公共団体	394,584	438,500	688,159
	その他	16,673,375	14,271,284	13,632,796
	合計	52,079,963	47,519,976	47,951,522
海外店	政府等	88,481	38,221	63,654
	金融機関	240,181	257,118	227,393
	商工業	2,576,498	2,803,980	2,395,989
	その他	168,398	104,310	171,583
	合計	3,073,559	3,203,631	2,858,622
総合計		55,153,522	50,723,607	50,810,144

（注）海外店には特別国際金融取引勘定分を含めております。

■個人・中小企業等に対する貸出金及び割合

（単位　百万円、%）

区分	平成15年度中間期末	平成16年度中間期末	平成15年度末
中小企業等貸出金残高	35,937,060	34,893,305	35,427,834
中小企業等貸出金比率	69.0	73.4	73.9

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2. 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■消費者ローン残高

（金額単位　百万円）

区分	平成15年度中間期末	平成16年度中間期末	平成15年度末
消費者ローン残高	13,956,671	13,908,345	13,875,878
住宅ローン残高	12,717,977	12,842,232	12,725,041
うち自己居住用の住宅ローン残高	8,757,092	9,015,628	8,891,575
その他ローン残高	1,238,693	1,066,113	1,150,837

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■リスク管理債権

（金額単位　百万円）

区分	平成15年度中間期末	平成16年度中間期末	平成15年度末
破綻先債権①	145,947	59,229	67,183
延滞債権②	1,957,746	1,552,410	1,460,787
3カ月以上延滞債権③	94,513	46,812	47,618
貸出条件緩和債権④	1,634,826	732,317	1,199,301
合計	3,833,032	2,390,768	2,774,889

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）。
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）。

■金融再生法に基づく開示債権

（金額単位　億円）

区分	平成15年度中間期末	平成16年度中間期末	平成15年度末
破産更生債権及びこれらに準ずる債権①	5,061	5,811	3,616
危険債権②	16,312	11,241	12,027
要管理債権③	17,293	7,792	12,469
（小計）	(38,666)	(24,844)	(28,112)
正常債権④	566,238	536,734	528,744
合計	604,904	561,578	556,856

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、（中間）貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借又は賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権。
②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権。
③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）。
④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権。

三井住友フィナンシャルグループ「SMFGホームページ」のご案内

▶ www.smfg.co.jp

にアクセスしてください。

「SMFGホームページ」では、三井住友フィナンシャルグループの事業活動、ニュースリリースや財務データ、IR情報など、さまざまな情報をタイムリーに掲載しています。

▶ SMFGについて

●三井住友フィナンシャルグループの会社概要（各社の沿革、コーポレートガバナンス、組織図、格付情報） ●社長メッセージ ●グループ各社の紹介 ●環境問題への取り組み ●社会貢献活動への取り組みなど、SMFGの事業活動について掲載しています。

▶ IRライブラリー

●IRスケジュール ●IRプレゼンテーション ●ディスクロージャー誌 ●アニュアルレポート ●経営健全化計画 ●有価証券報告書など、「最新の情報を一通り入手したい」「過去のデータを参照したい」といった、それぞれの情報検索ニーズをカバーするページ構成としています。

▶ 財務情報

●財務ハイライト ●最新の財務情報 ●財務情報バックナンバーの内容で構成しており、SMFGとグループ各社の財務に関する情報が入手できます。

▶ 株式情報

●株式事務手続きのご案内 ●資本・株式等の状況 ●配当情報などを掲載しています。



SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

File No. 82-4395
Exhibit B2



SMFG SUMITOMO MITSUI FINANCIAL GROUP

株主の皆さまへ

第3期 中間報告書

平成16年4月1日から平成16年9月30日まで

三井住友フィナンシャルグループ



株式会社 三井住友フィナンシャルグループ
取締役社長 西川 善文

第3期上半期の経済金融環境を顧みますと、日本経済は、一部に在庫調整の動きが見られたものの、輸出や設備投資の増加を中心に、景気の拡大が持続いたしました。短期市場金利は引き続きほぼゼロで推移し、長期金利は8月初めに大きく上昇したものの、その後、景気の先行きに対する慎重な見方が拡がったことから再び低下いたしました。上半期末の株価は、急回復した3月末の水準に比べると小幅の下落となっております。

このような環境下、当社は、上半期におきまして、不良債権比率の半減、保有株式の更なる圧縮からなる「バランスシートのクリーンアップ」の総仕上げと、競争優位性を持つ戦略ビジネスの一段の強化、新たなビジネスモデルの確立、チャネル・顧客基盤の拡充を通じた「グループ収益力の強化」に取り組んでまいりました。

(「バランスシートのクリーンアップ」の総仕上げ)

三井住友銀行では、上半期において不良債権残高を約3,300億円削減し、9月末の不良債権残高を約2兆4,800億円、不良債権比率を4.4%といたしました。この結果、平成16年度末までに不良債権比率を平成14年3月末の8.9%から半減するとの目標を、半年前倒しで達成いたしました。下半期におきましても、企業再生・劣化防止に一段と注力すると共に、オフバランス化を一層推進し、今年度末の不良債権残高を2兆円未満、不良債権比率を3%台としてまいります。また、保有株式につきましては、これまでに大幅な削減を行い、既に残高を株式保有制限で求められる水準以下に収めておりますが、株価変動リスクの更なる削減のため、上半期に約2,000億円を売却し、下半期以降も引き続き圧縮に取り組んでまいります。

（「グループ収益力の強化」）

三井住友銀行は、上半期におきまして、競争優位にある戦略ビジネスの更なる強化等の取り組みにより、期初計画を上回る、約4,700億円の業務純益を計上いたしました。

業務分野別に見ますと、中堅・中小企業向けリスクテイク貸出につきましては、主力商品でありますビジネスセレクトローン、Nファンド等の取組実績が合計で約1.6兆円と、前年度上半期を約3割上回っております。また、個人向けコンサルティングビジネスにおきましても、住宅ローンの取組実績、投資信託の預り資産残高、個人年金保険の販売累計額がそれぞれ着実に伸びております。

今後は、収益力の一層の強化に向けて、リスク対応力の更なる強化やチャネルの拡充等を通じて中堅・中小企業向けリスクテイク貸出を一段と増加させてまいります。

また、個人向けコンサルティングビジネスにつきましても、専門拠点でありますSMBCコンサルティングプラザの増設や新商品の投入等を通じ、更に強化いたします。

投資銀行ビジネスにつきましては、シンジケート・ローンやストラクチャード・ファイナンス等、ソリューション提供力を高めると共に、大和証券エスエムビーシーとの連携を更に強化し、収益増強を進めてまいります。

コンシューマー・ファイナンスにつきましては、本年6月にプロミス株式会社との戦略的提携を発表いたしました。この提携を通じ、三井住友銀行のチャネル・顧客基盤とプロミスの専門性・ノウハウを融合した新たなビジネスモデルを確立してまいります。当面は、来年4月を目処としたコンシューマーローン提供に向け、着実に準備を進めてまいります。

海外ビジネスにつきましては、中国を中心としたアジア関連ビジネスを一段と強化することはもとより、欧米においても、戦略的な資源投入により、ビジネスボリュームの拡大を進めてまいります。

更に、グループ全体の収益力を一段と強化するため、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所、大和証券エスエムビーシー、大和住銀投信投資顧問等、強力な事業基盤を持つグループ会社間の協働を積極的に推進してまいります。

（公的資金の一部返済）

当社は、先般、政府にお引き受けいただいております優先株式のうち2,010億円分を返済いたしました。これは、これまでの取り組みの成果として、剰余金が積み上がり、期間収益力が着実に回復している状況を踏まえ、来年度以降としておりました返済開始時期を前倒ししたものであります。残る公的資金優先株式1兆1,000億円につきましても、収益力の一段の強化により、早期の返済を目指してまいります。

私どもは、「バランスシートのクリーンアップ」の総仕上げと「グループ収益力の強化」の両面において着実な成果をお示しすることにより、当社に対する市場の総合的評価を向上させてまいりたいと考えております。

株主の皆さまには、何卒、倍旧のご支援を賜りますよう、お願い申し上げます。

平成16年12月

株式会社 三井住友フィナンシャルグループ

取締役社長 西川善文

営業の概況（連結）

	平成15年度中間期	平成15年度	平成16年度中間期
(単位：百万円)			
経常収益	1,760,835	3,552,510	1,778,173
経常利益	165,508	342,844	114,100
中間（当期）純利益	143,492	330,414	53,372
(単位：億円)			
純資産額	27,454	30,709	30,209
総資産	1,007,255	1,022,151	1,010,542
預金・譲渡性預金	665,218	688,528	706,582
貸出金	596,663	553,828	554,220
有価証券	224,510	270,499	240,731
(単位：%)			
自己資本比率	10.95	11.37	10.93

損益の状況

損益の状況につきましては、経常収益は1兆7,781億円となりました。主な内訳は、資金運用収益が7,524億円、役務取引等収益が2,819億円であります。また、経常費用は1兆6,640億円となりました。主な内訳は、資金調達費用が1,567億円、営業経費が4,236億円、株式等損益や与信関係費用を含むその他経常費用が6,425億円であります。

この結果、経常利益は1,141億円、中間純利益は534億円となりました。

資産、負債、資本の状況

資産の部につきましては、中間期末残高は101兆542億円となりました。主な内訳は、貸出金55兆4,220億円、有価証券24兆731億円であります。負債の部につきましては、中間期末残高は97兆157億円となりました。主な内訳は、預金67兆6,199億円、譲渡性預金3兆383億円、コールマネー及び売渡手形4兆8,232億円であります。資本の部につきましては、中間期末残高は3兆209億円となりました。

連結自己資本比率

自己資本比率の分子となる自己資本は、6兆6,214億円となりました。一方、分母となるリスクアセットは、60兆5,391億円となりました。この結果、当社の連結自己資本比率は10.93%となりました。

金融再生法に基づく開示債権の状況

連結ベースの開示債権額は、2兆9,655億円となりました。

(単位：億円)

	平成15年度中間期末	平成15年度末	平成16年度中間期末
破産更生債権及びこれらに準ずる債権	6,409	4,858	7,073
危険債権	18,511	14,091	13,132
要管理債権	19,607	14,411	9,449
合計	44,527	33,361	29,655

配当金

平成17年3月期の当社の配当につきましては、期初発表のとおり、普通株式・優先株式ともに中間配当を実施せず、期末一括配当とさせていただくことといたしました。

普通株式の配当金につきましては、1株当たり1,000円増配の4,000円を予想しております。また、第一種優先株式、第二種優先株式、第三種優先株式、第1回～第12回第四種優先株式、第13回第四種優先株式の配当金につきましては、それぞれ1株につき所定の10,500円、28,500円、13,700円、135,000円、67,500円を予想しております。


SMBC
三井住友銀行



商号 株式会社三井住友銀行
事業内容 銀行業務
設立年月日 平成8年6月6日
本店所在地 東京都千代田区有楽町一丁目1番2号
頭取 西川 善文
従業員数 22,431名
拠点数
国内 1,416カ所
(本支店477(内被振込専用支店28)、出張所134、付随業務取扱店15、無人店舗790)
海外 37カ所
(支店20、出張所3、駐在員事務所14)

(注)国内拠点数は、企業内設置分、コンビニエンスストアATMを除いています。
(平成16年9月末現在)



www.smbc.co.jp

営業の概況(単体)

	平成15年度中間期	平成15年度	平成16年度中間期
(単位:百万円)			
経常収益	1,177,035	2,322,363	1,140,066
業務純益(除く一般貸倒引当金繰入額)	499,308	1,000,132	471,580
経常利益	105,175	185,138	125,198
中間(当期)純利益	139,659	301,113	118,554
(単位:億円)			
純資産額	26,116	28,708	27,567
総資産	927,799	941,090	927,429
預金・譲渡性預金	612,012	636,567	652,507
貸出金	551,535	508,101	507,236
有価証券	218,471	265,925	235,248

三井住友銀行の当中間期の業績は以下のとおりとなりました。

損益の状況

経常収益は、役務取引等収益、その他業務収益及びその他経常収益が増加する一方、資金運用収益及び特定取引収益が減少し、前年同期に比べ370億円減少の1兆1,400億円となりました。

経常費用は、不良債権問題の抜本的解決に向けた貸倒引当費用の増加を主因として、その他経常費用が増加した一方、その他業務費用及び営業経費が減少し、前年同期に比べ570億円減少の1兆148億円となりました。

この結果、経常利益は1,251億円となりました。特別損益等を勘案した中間純利益は前年同期に東京都銀行税に係る還付金及び還付加算金を特別利益に計上していたことから、前年同期に比べ211億円減少の1,185億円となりました。

資産・負債の状況

預金・譲渡性預金

預金は半期中1兆9,442億円増加し、中間期末残高は62兆116億円となりました。このうち国内預金は、半期中1兆1,182億円増加し、中間期末残高は54兆9,065億円となりました。また、譲渡性預金は半期中3,502億円減少し、中間期末残高は3兆2,391億円となりました。

貸出金

貸出金は半期中865億円減少し、中間期末残高は50兆7,236億円となりました。このうち個人向け貸出金は半期中1,190億円増加し、中間期末残高は13兆2,498億円となりました。また、中小企業向け貸出金は半期中6,535億円減少し、中間期末残高は21兆6,434億円となりました。

有価証券

有価証券は半期中3兆677億円減少し、中間期末残高は23兆5,248億円となりました。

このうち株式は、売却等により約800億円減少となりました。

また、国債をはじめとした債券残高は、約1兆7,000億円減少となりました。

総資産

総資産は半期中1兆3,661億円減少し、中間期末残高は92兆7,429億円となりました。

資本の状況

資本勘定は、親会社である三井住友フィナンシャルグループに対し、前期の期末配当を2,000億円実施したことや、その他有価証券評価差額金の減少等により、半期中1,141億円減少し、2兆7,567億円となりました。内訳は、資本金5,599億円、資本剰余金1兆2,625億円（内 その他資本剰余金3,576億円）、利益剰余金5,921億円、土地再評価差額金836億円、その他有価証券評価差額金2,584億円となっております。

●預金・譲渡性預金残高 (単位：億円)


15.9
612,012
16.3
636,567
16.9
652,507

●貸出金残高 (単位：億円)


15.9
551,535
16.3
508,101
16.9
507,236

●業務純益（除く一般貸倒引当金繰入額） (単位：億円)


15.9
4,993
16.9
4,716

●経費（除く臨時処理分） (単位：億円)


15.9
2,960
16.9
2,911



三井住友カード



商号	三井住友カード株式会社
事業内容	クレジットカード業務
設立年月日	昭和42年12月26日
本社所在地	[東京本社] 東京都港区新橋五丁目2番10号 [大阪本社] 大阪府大阪市中央区今橋四丁目5番15号
代表者	栗山 道義
従業員数	1,701名 (平成16年9月末現在)



www.smbc-card.com

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客様に支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客様のニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カード業界のリーディングカンパニーとして「最も使いやすくて最も役に立つマイ・メインカード」の提供に取り組んでいます。

業務内容

- クレジットカードに関する業務
  カード発行、ショッピングサービス、加盟店向け売上精算
- ファイナンス商品に関する業務
  会員向けローン、キャッシュサービス、99サービス、リボルビング払い、分割払い、ローン保証業務等
- 販売促進に関する業務
  ギフトカード発行、会員・加盟店向け各種サービス
- 関連業務
  集金代行業務、事務受託業務(カード発行、会員に対する請求処理、加盟店に対する売上処理)

(単位:億円)

	平成14年度	平成15年度	平成16年度 中間期
営業収益	1,221	1,263	639
営業利益	160	185	100
経常利益	160	186	100
中間(当期)純利益	140	126	80
	平成14年度末	平成15年度末	平成16年度 中間期末
総資産	5,992	6,396	6,623

注 記載金額は億円未満を切り捨てて表示しております。

三井住友銀リース



商　　号　三井住友銀リース株式会社
事業内容　リース業務
設立年月日　昭和43年9月2日
本社所在地　[東京本社]
東京都港区西新橋三丁目9番4号
[大阪本社]
大阪府大阪市中央区南船場三丁目10番19号
代 表 者　代表者　白賀 洋平
従業員数　従業員数　939名
(平成16年9月末現在)


三井住友銀リース
Lease-up Eco Town

www.smbcleasing.co.jp

三井住友銀リースは、リース業界の草分けとして日本のリース産業の発展に貢献してまいりました。多彩なリース商品をご用意しており、海外への工場進出に伴う設備リースからパソコンのレンタルに至るまで、企業の様々な設備投資ニーズにお応えしています。最近では、企業経営を効率化する手段として「リース」の重要性は一層高まりをみせており、三井住友銀リースはリースのリーディングカンパニーとして更に質の高いサービスの提供を目指しています。

業務内容

□コーポレートリース
企業の国内外における様々な設備投資ニーズに応えるリース
□不動産リース
オフィスビルから倉庫まで不動産を有効に活用するリース
□販売リース・商品リース
メーカー・ディーラーの販売促進ツールとしてのリース
□ネットリース
インターネットを効果的に活用したリース
□セレクトリース
中小企業向けのスピーディーなリース
□環境貢献型リース
省エネサービス会社とのタイアップによるリース
□レンタル業務
パソコンなどの情報機器を中心とするレンタル

(単位：億円)

	平成14年度	平成15年度	平成16年度中間期
営業収益	5,150	5,530	2,878
営業利益	204	232	134
経常利益	74	145	107
中間(当期)純利益	30	63	64
	平成14年度末	平成15年度末	平成16年度中間期末
総資産	16,780	17,365	17,444

注　記載金額は億円未満を切り捨てて表示しております。


三井住友銀行
三井住友カード
三井住友フィナンシャルグループ
日本総研
三井住友銀リース


日本総研
The Japan Research Institute, Limited



商号	株式会社日本総合研究所
事業内容	システム開発・情報処理業務、 コンサルティング業務、 シンクタンク業務
設立年月日	平成14年11月1日
本社所在地	[東京本社] 東京都千代田区一番町16番 [大阪本社] 大阪府大阪市西区新町一丁目5番8号
代表者	奥山俊一
従業員数	3,159名 (平成16年9月末現在)



www.jri.co.jp

日本総合研究所は、情報システム·コンサルティング·シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとする様々な分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析·政策提言等の情報発信、新事業の創出を行うインキュベーション活動など、多岐にわたる活動を展開しています。

業務内容

■システム開発・情報処理業務
情報システムの企画・構築、アウトソーシングサービス
■コンサルティング業務
経営革新・IT関連のコンサルティング
■シンクタンク業務
経済調査分析・政策提言、インキュベーション活動

(単位:億円)

	平成14年度	平成15年度	平成16年度中間期
営業収益	702	1,051	528
営業利益	76	76	9
経常利益	101	75	11
中間(当期)純利益	78	40	4
	平成14年度末	平成15年度末	平成16年度中間期末
総資産	650	739	698

注 1. 記載金額は億円未満を切り捨てて表示しております。
2. 平成14年度は、新設分割前の株式会社日本総合研究所の計数を含めて表示しております。

三井住友フィナンシャルグループとプロミスの戦略的提携

当社および三井住友銀行(以下、SMBC)では、コンシューマーファイナンスビジネスを個人金融分野サービスのコアビジネスのひとつと位置付け、本年6月にはプロミス株式会社と戦略的提携につき合意、9月には業務提携契約を締結し、一段の取組強化を図っております。

SMBCとプロミス、ならびにSMBCとプロミス出資にて設立予定の新合弁会社(以下、JV)の3社で、平成17年4月を目処に8%~25.55%の金利帯でコンシューマーローンの提供を開始いたします。

SMBC(またはJV)に申し込みを行われたお客さまで、審査結果がご希望に添えなかった場合、お客さまのご意向により、JV(またはプロミス)のコンシューマーローンをご紹介いたします。なお本提携ではSMBC、JVのローン商品はプロミスが保証を行い、プロミスグループにおいて与信審査から債権管理・回収までを全面的に支援し、コントロールいたします。

また、株式会社ジャパンネット銀行のコンシューマーローンの新規受付分についても、平成17年4月を目処にプロミスが保証を開始する予定です。

その他、SMFGグループ企業とプロミスとの提携、スモールビジネスローンの共同研究等について引き続き協議を進め、順次具体策をまとめる予定です。

また本提携に先立ち、本年10月より、SMBCの一部店舗内にプロミスのローン申込機(「超速」)の設置展開を開始いたしました。平成17年3月までに、約100台を設置する予定です。新たに新型ACM*(自動契約・申込機)も開発し、「超速」からの順次切り替えと併せ、平成17年4月の本取組開始時点で400台、平成18年3月までに580台体制とする計画です。

*ACM：Automatic Contract Machineの略。


プロミス
ローン申込機

中堅・中小企業のお客さま向けサービスの取組み強化（1）

技術・ビジネスモデル評価型の成長企業向け融資の開発

当社グループでは、中堅・中小企業の健全な発展が日本経済の復活を支えるとの認識から、グループ各社がお客さまの成長支援のためのサービス提供に積極的に取り組んでおります。

三井住友銀行では、お客さまのニーズにお応えするべく、無担保で第三者保証を不要とした融資を取り扱っておりますが、主に年商10億円未満のお客さまを対象とした「ビジネスセレクトローン」は、平成16年度上期取組額が5千億円強となりました。また、年商10億円以上のお客さまにつきましては、「Nファンド」等の上期取組額が1兆円強となっております。

このような取組みに加えて、三井住友銀行では、お客さまの成長支援のためのサービス提供をさらに強化するために、新たに「企業の成長性」を測る評価システムを開発し、技術・ビジネスモデル評価型のご融資「Vファンド」の取扱いを開始いたしました。

これは、成長企業の資金ニーズにお応えするため、従来の業績や担保を重視した審査に替えて、企業の持つ技術力やビジネスモデルによる成長性、事業計画の妥当性、そして経営者の能力、などを数値化して評価するシステムを採り入れたものです。この評価システムは三井住友銀行が外部評価機関と共同で開発したもので、具体的には対象企業の事業計画や技術内容を「事業開始」「販売開始」「事業拡大」という3つのステージにわたる100項目以上の設問で評価するというものです。

こうしたシステムの開発により、「Vファンド」は既に100件以上のお客さまにご利用いただいております。

また、当社グループでは、「Vファンド」のみならず、お客さまの成長支援のため種々のメニューを取り揃えております。

- ベンチャーキャピタル投資（SMBCキャピタル）
- 「BIZ PLAN ～事業計画作成支援サービス～」（SMBCコンサルティング）
- 「知財診断 ～知的財産（特許・技術）事業化支援プログラム～」（SMBCコンサルティング）
- 新株予約権付貸金
- 「IPO診断」（SMBCコンサルティング）
- SMBCファインダーサービス
- SMBCビジネス交流会（SMBCコンサルティング）

以上のとおり、企業の各成長段階にあわせた資金の提供、上場準備のための支援、事業の新たな展開のためのソリューションの提案等を通じて、中堅・中小企業のお客さまの健全な発展に役立つサービスの充実に努めてまいります。

会社設立（事業化）後のステージと提供商品

お客さまのステージにあった商品をご用意し、
会社設立時からニーズに合ったサポートを行います。


スタートアップ期
急成長期
安定成長期
会社設立 → 軌道に
急成長 → 株式公開
成長企業向けご融資（Vファンド）
ビジネスセレクトローン
会社設立支援
預金・為替取引
ベンチャーキャピタル投資
取引拡大
成長加速への
人材支援
・IPO診断
・事業計画書作成支援サービス（「BIZ PLAN」）
・新株予約権付貸金
・知的財産（特許・技術）事業化支援プログラム（「知財診断」）
・SMBCファインダーサービス
・SMBCビジネス交流会

中堅・中小企業のお客さま向けサービスの取組み強化（2）

地方自治体が推進するCLOの積極的サポート

三井住友銀行では、中小企業のお客さまへの貸出業務を法人部門の最注力分野として取り組んでおりますが、その一環として、全国の地方自治体が推進するCLOを積極的にサポートしております。

地方自治体が推進するCLOは、証券化の仕組みを利用して中小企業金融の円滑化を図るものです。具体的には各地域のお客さまへご融資を行い、その貸付債権をまとめて債権プールを組成いたします。そして、その債権プールを裏付けとした証券を発行して投資家の資金を募るというものです。

中小企業向けCLO融資は、東京都で初めて実施されましたが、その後、他の地方自治体にも導入され、仕組みも多様化しております。今年度は、中部地域におけるCLOや横浜市、大阪市、神戸市の政令指定都市3市が連携したCLO等を、地域金融機関と協力して組成いたしました。これにより、地方自治体および中小企業のお客さまに新たな資金調達手法の提供を行っております。

三位一体改革、地方分権の推進等、今後、地方自治体を取り巻く環境が大きく変貌を遂げるなか、当行は永年培ってまいりました証券化ビジネスにおける経験とノウハウを活かし、地方自治体および地域金融機関との連携をより一層深めながら、地域産業振興や中小企業のお客さまの事業発展に役立つサービス提供に努めてまいります。

【CLOの仕組み例】


中小企業
中小企業
貸付債権
金融機関
債権譲渡
譲渡代金
SPV
CLO
投資資金
投資家

CLO：Collateralized Loan Obligationの略です。
SPV：Special Purpose Vehicleの略で、証券化スキームに必要となる信託、特別目的会社等の総称です。

SMBCコンサルティングプラザの拡大

三井住友銀行は、個人のお客さまへのサービス強化策の一環として本年3月に新宿・渋谷駅前・池袋東口・梅田・難波・三宮の東西6ヶ店でスタートした「SMBCコンサルティングプラザ」を、平成16年10月末までに、郊外のターミナルや居住地区を中心とした44ヶ店に拡大展開いたしました。

とくに、近年再開発により発展著しい品川や、郊外のターミナルである二子玉川など、お客さまの利用ニーズの高いエリアには、「SMBCコンサルティングプラザ」の新規出店も行っております。

「SMBCコンサルティングプラザ」は、通常の営業時間帯ではご利用いただけないお客さま、とくにサラリーマンやOLの方々の生活動線や生活パターンにあった立地選定および営業時間の設定を行うことで、より多くの個人のお客さまに当行のコンサルティングを利用していただく機会を提供いたします。ひとりひとりのライフプランにあった資産運用やローンのご相談を、どの支店に口座をお持ちであるかに関係なく、相談専用ブースにて専門スタッフがご対応いたします。

これからもお客さまの視点に立った真のサービス業を目指し、より多くのお客さまのニーズにお応えできるよう、一層の努力をしてまいります。

設置場所	東日本	新宿	渋谷駅前	池袋東口	品川	大森
		吉祥寺	自由が丘	新小岩	千住	立川
		多摩センター	西葛西	二子玉川	府中	町田
		青葉台	上大岡	新百合ヶ丘		横浜駅前
		柏	千葉	船橋北口	大宮	所沢
	西日本	梅田	難波	三宮	茨木	門真
		くずは	金剛	堺	千里中央	高槻
		豊中	八尾	明石	芦屋駅前	川西
		三田	宝塚	姫路	京都	学園前
営業時間	平日：9：00〜15：00（青文字は21：00まで） 休日：10：00〜17：00					



SMBC品川コンサルティングプラザ

投資信託の半期実績

三井住友銀行の平成16年9月末の投信残高は2兆623億円となり、平成16年3月末比1,423億円の増加となりました。

投資信託は、コンサルティング営業の一環として、お客さまに提供している商品です。ひとりひとりのお客さまの多様な資産運用ニーズにお応えするために、銀行トップクラスの65本のファンドを揃えております。

コンサルティング営業では、お客さまの知識、投資経験、運用ニーズおよびご資産の状況等を十分に把握した上で、ひとりひとりのお客さまに相応しいと考えられる商品をお勧めさせていただいております。三井住友銀行のコンサルティングの基本方針をお客さまにもご理解いただいたことにより、結果としてこのような成果を挙げることができたと考えております。

Web通帳の推進を通じた環境保護への取組み

三井住友銀行は紙の通帳にはない便利な機能(カレンダー機能・カスタマイズ機能等)を搭載した「Web通帳」の推進を通じてお客さまの利便性の向上を図り、「紙の削減」という環境保護にお客さまと共に取り組んでおります。

当行では年間※800万冊(160t)の普通預金通帳が作成されております。これはA4サイズの紙に換算すると約4,000万枚分に相当します。より多くのお客さまにWeb通帳をご利用していただくことで一層の「紙の削減」を推進してまいります。

これは当行が取得している環境マネジメントシステムの国際規格「ISO14001」の取組みの一環として実施するものです。

※平成15年3月～平成16年2月迄の期間

環境にいいこと、Web通帳で。
Web通帳は、ペーパーレス。
だから環境にやさしい。
www.smbc.co.jp
0120-56-3143
Web通帳、始めませんか。
ATM時間外手数料が無料!
三井住友銀行

中間連結貸借対照表（平成16年9月30日現在）

（単位：百万円）

科　目	金　額
（資産の部）	
現金預け金	5,846,400
コールローン及び買入手形	406,571
買現先勘定	125,306
債券貸借取引支払保証金	1,621,384
買入金銭債権	521,454
特定取引資産	3,274,740
金銭の信託	3,783
有価証券	24,073,122
貸出金	55,422,034
外国為替	964,066
その他資産	2,919,297
動産不動産	946,685
リース資産	991,190
繰延税金資産	1,743,246
再評価に係る繰延税金資産	75
連結調整勘定	17,544
支払承諾見返	3,399,727
貸倒引当金	△ 1,222,391
資産の部合計	**101,054,242**

（単位：百万円）

科　目	金　額
（負債の部）	
預金	67,619,961
譲渡性預金	3,038,333
コールマネー及び売渡手形	4,823,293
売現先勘定	720,461
債券貸借取引受入担保金	4,602,167
コマーシャル・ペーパー	352,000
特定取引負債	1,780,073
借用金	2,213,432
外国為替	533,545
社債	4,480,668
信託勘定借	42,202
その他負債	3,250,878
賞与引当金	21,548
退職給付引当金	31,282
日本国際博覧会出展引当金	172
特別法上の引当金	1,093
繰延税金負債	46,821
再評価に係る繰延税金負債	58,100
支払承諾	3,399,727
負債の部合計	**97,015,765**
(少数株主持分)	
少数株主持分	**1,017,565**
（資本の部）	
資本金	1,247,650
資本剰余金	866,870
利益剰余金	612,438
土地再評価差額金	99,514
その他有価証券評価差額金	270,252
為替換算調整勘定	△ 73,509
自己株式	△ 2,303
資本の部合計	**3,020,911**
負債、少数株主持分及び資本の部合計	**101,054,242**

中間連結損益計算書（平成16年4月 1日から 平成16年9月30日まで）

(単位：百万円)

科目	金額
経常収益	1,778,173
資金運用収益	752,495
（うち貸出金利息）	(567,082)
（うち有価証券利息配当金）	(121,740)
信託報酬	729
役務取引等収益	281,955
特定取引収益	30,927
その他業務収益	551,794
その他経常収益	160,271
経常費用	1,664,072
資金調達費用	156,704
（うち預金利息）	(52,872)
役務取引等費用	46,575
特定取引費用	605
その他業務費用	394,061
営業経費	423,612
その他経常費用	642,513
経常利益	114,100
特別利益	2,671
特別損失	20,056
税金等調整前中間純利益	96,715
法人税、住民税及び事業税	17,079
還付法人税等	8,104
法人税等調整額	5,277
少数株主利益	29,090
中間純利益	53,372

中間連結剰余金計算書（平成16年4月 1日から 平成16年9月30日まで）

(単位：百万円)

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	865,282
資本剰余金増加高	1,588
自己株式処分差益	1,588
資本剰余金中間期末残高	866,870
（利益剰余金の部）	
利益剰余金期首残高	611,189
利益剰余金増加高	55,122
中間純利益	53,372
連結子会社の減少に伴う増加高	3
持分法適用会社の減少に伴う増加高	1,747
利益剰余金減少高	53,873
配当金	46,421
連結子会社の減少に伴う減少高	0
持分法適用会社の減少に伴う減少高	4,466
土地再評価差額金の取崩に伴う減少高	2,985
利益剰余金中間期末残高	612,438

（注）記載金額は百万円未満を切り捨てて表示しております。

中間連結貸借対照表注記

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

   特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

4. 金銭の信託において信託財産を構成している有価証券の評価は、上記2．及び3．と同じ方法により行っております。

5. デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

   なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

6. 当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

   建　物　7年～50年

   動　産　2年～20年

   その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

7. 自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。

8. 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

   また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

9. 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

   破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

   なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21.の3カ月以上延滞債権又は下記22.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

   上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

   すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

   その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

   なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 1,774,043百万円であります。

10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

   なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

   小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

   相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

   個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

   また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに

移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。

14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であり、租税特別措置法第57条の2の準備金を含んでおります。

18. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金	18百万円	金融先物取引法第82条の規定に基づく準備金であります。
証券取引責任準備金	1,075百万円	証券取引法第51条の規定に基づく準備金であります。

19. 動産不動産の減価償却累計額　588,735百万円

　リース資産の減価償却累計額 1,550,472百万円

20. 貸出金のうち、破綻先債権額は86,972百万円、延滞債権額は1,844,061百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。

　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、3カ月以上延滞債権額は52,918百万円であります。

　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は884,745百万円であります。

　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,868,696百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。

　なお、20．から23．に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	90,583百万円
特定取引資産	651,906百万円
有価証券	7,457,751百万円
貸出金	1,465,657百万円
その他資産（延払資産等）	1,030百万円
担保資産に対応する債務	
預金	10,528百万円
コールマネー及び売渡手形	3,655,999百万円
売現先勘定	715,530百万円
債券貸借取引受入担保金	4,460,991百万円
特定取引負債	125,597百万円
借用金	3,893百万円
その他負債	14,617百万円
支払承諾	149,029百万円

　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,962,079百万円及び貸出金581,956百万円を差し入れております。

　また、動産不動産のうち保証金権利金は110,928百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。

26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は573,789百万円、繰延ヘッジ利益の総額は457,780百万円であります。

27. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

　また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行　平成10年3月31日及び平成14年3月31日

その他の一部の連結子会社　　平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

連結子会社である三井住友銀行　　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

その他の一部の連結子会社　　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。

29. 社債には、劣後特約付社債1,861,560百万円が含まれております。

30. 1株当たり純資産額　230,491円11銭

31. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等が含まれております。以下34. まで同様であります。

売買目的有価証券

中間連結貸借対照表計上額　1,209,190百万円

当中間連結会計期間の損益に含まれた評価差額　△2,548

満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	508,400百万円	502,551百万円	△5,848百万円	1,684百万円	7,533百万円
その他	36,235	36,794	558	681	122
合計	544,636	539,346	△5,289	2,365	7,655

その他有価証券で時価のあるもの

	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,035,061百万円	2,616,748百万円	581,686百万円	637,425百万円	55,738百万円
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合計	19,859,096	20,343,172	484,076	664,737	180,661

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。

また、時価ヘッジの適用の結果、資本直入処理の対象となる額は461,876百万円であり、同対象額から繰延税金負債187,907百万円を差し引いた額273,969百万円のうち少数株主持分相当額4,981百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額1,185百万円を加算した額270,172百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は39百万円であります。

時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

32. 当中間連結会計期間中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
16,678,701百万円	117,923百万円	27,549百万円

33. 時価のない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内　容	中間連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	3,492百万円
その他	11,290
その他有価証券	
非上場株式(店頭売買株式を除く。)	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

34. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,927,449百万円	7,891,459百万円	2,987,501百万円	2,157,117百万円
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合計	3,306,028	10,848,244	3,405,341	2,668,827

35. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託

取得原価	3,628百万円
中間連結貸借対照表計上額	3,783
評価差額	154
うち益	271
うち損	116

なお、上記の評価差額から繰延税金負債62百万円を差し引いた額92百万円が、「その他有価証券評価差額金」に含まれております。

36. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で，(再)担保に差し入れている有価証券は1,579,675百万円，当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。

37. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,368,593百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,841,376百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

38. 当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。

(1)取得した株式の種類	当社普通株式
(2)取得した株式の総数	400,805株
(3)取得価格（総額）	668,000円（総額267,737,740,000円）
(4)取得方法	東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

中間連結損益計算書注記

1. 記載金額は百万円未満を切り捨てて表示しております。
2. 1株当たり中間純利益　9,119円40銭
3. 潜在株式調整後1株当たり中間純利益　5,245円69銭
4. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

5. リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

6. 「その他経常収益」には、株式等売却益65,914百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。
7. 「その他経常費用」には、貸倒引当金繰入額165,267百万円、貸出金償却391,236百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。
8. 「特別利益」は、動産不動産処分益2,185百万円及び償却債権取立益485百万円であります。
9. 「特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,938百万円及び店舗の統廃合等に伴う動産不動産処分損10,901百万円を含んでおります。
10. 「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。

中間貸借対照表（平成16年9月30日現在）

（単位：百万円）

科目	金額
（資産の部）	
流動資産	
現金及び預金	27,259
1年以内回収予定関係会社長期貸付金	40,000
その他	40,931
流動資産合計	108,191
固定資産	
有形固定資産	3
無形固定資産	48
投資その他の資産	3,449,803
関係会社株式	3,446,462
その他	3,340
固定資産合計	3,449,854
繰延資産	754
資産合計	3,558,800
（負債の部）	
流動負債	
短期借入金	230,000
賞与引当金	54
その他	706
流動負債合計	230,761
負債合計	230,761
（資本の部）	
資本金	1,247,650
資本剰余金	
資本準備金	1,247,762
その他資本剰余金	499,524
資本剰余金合計	1,747,286
利益剰余金	
任意積立金	30,420
中間未処分利益	304,073
利益剰余金合計	334,493
自己株式	△1,390
資本合計	3,328,039
負債資本合計	3,558,800

中間損益計算書（平成16年4月1日から 平成16年9月30日まで）

（単位：百万円）

科目	金額	
営業収益		
関係会社受取配当金	201,285	
関係会社受入手数料	3,558	
関係会社貸付金利息	420	205,265
営業費用		
販売費及び一般管理費		1,312
営業利益		203,953
営業外収益		113
営業外費用		947
経常利益		203,119
税引前中間純利益		203,119
法人税、住民税及び事業税	1	
還付法人税等	329	
法人税等調整額	1,252	924
中間純利益		202,194
前期繰越利益		101,878
中間未処分利益		304,073

<中間財務諸表作成の基本となる重要な事項>

1. 有価証券の評価基準及び評価方法
子会社株式及び関連会社株式‥‥ 移動平均法による原価法により行っております。
その他有価証券‥‥‥‥‥‥‥ 時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法
(1)有形固定資産
定率法（ただし、建物については定額法）を採用しております。
(2)無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

<追加情報>

「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間会計期間から中間損益計算書中の「販売費及び一般管理費」に含めて表示しております。

<注記事項>

（中間貸借対照表関係）

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 有形固定資産の減価償却累計額　0百万円

3. 劣後特約付貸付金
1年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

4. 偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して55,234百万円の保証を行っております。

（中間損益計算書関係）

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 営業外費用のうち主要なもの

支払利息	438百万円
創立費償却	150百万円

3. 減価償却実施額

有形固定資産	0百万円
無形固定資産	6百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（重要な後発事象）

当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。

(1) 取得した株式の種類	当社普通株式
(2) 取得した株式の総数	400,805株
(3) 取得価格（総額）	668,000円（総額267,737,740,000円）
(4) 取得方法	東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

個人年金に新商品　～「円建て定額年金レシェンテ」取扱開始～

三井住友銀行では、コンサルティングサービスを通じ、お客さま「ひとりひとり」に最適な金融商品・サービスを提供しております。その中でも、「ゆとりある老後生活」に備える手段として、個人年金の提案は、多くのお客さまに大変ご好評をいただいております。

今般、将来受け取る年金を確実に準備したいというお客さまのニーズにお応えして、10月25日より新商品「円建て定額年金レシェンテ」の取り扱いを開始いたしました。

「レシェンテ」は、「日本円」で確定した積立利率により運用を行うので、ご契約時に年金原資が確定する商品内容になっております。

この新商品の取扱開始により、三井住友銀行で取り扱う個人年金の商品ラインアップは、「投資型年金」7商品、「円建て定額年金」1商品、「外貨建て定額年金」1商品と、計9商品となりました。

今後も商品ラインアップの充実、提案力の向上に努め、お客さまの幅広い金融ニーズに応えてまいります。


個人年金
Reciente
レシェンテ
三井住友銀行


三井住友銀行

テレビCM

新規お預け入れキャンペーン実施

三井住友銀行では、平成16年10月18日より、「新規お預け入れキャンペーン」を実施しております。低金利のいま、「もっと有利な運用を」とお考えのお客さまにお応えするべく、新規お預け入れの方に限り、定期預金の金利を特別に優遇する内容になっております。

金額は2,000万円からで、ステップ1〈特別優遇定期〉は、金利が年1％（税引後0.8%、1ヵ月もの）となっており、また、ステップ2の〈特別資産づくりセット〉は、投信、外貨と組み合わせることで、定期預金の金利が年2.5%（税引後2.0%、3ヵ月）とさらにお得な内容になっております。

この機会に是非一度ご利用ください。

お申し込み受付は平成17年3月31日まで。店頭のみのお取り扱いになっております。商品の詳しい内容は、店頭の説明書をご覧ください。


新規お預け入れ
キャンペーン
特別優遇定期預金
年
1
%!
年2.5%
三井住友銀行

株式のご案内

決算期	3月31日	
定時株主総会	6月下旬	
配当金受領株主確定日	3月31日及び中間配当金の支払いを行うときは9月30日	
基準日	定時株主総会　3月31日 その他必要があるときは、あらかじめ公告して定めます。	
公告掲載新聞	日本経済新聞	
株式事務取扱場所・取次所		
名義書換代理人	大阪市中央区北浜四丁目5番33号	住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内一丁目4番4号	住友信託銀行株式会社証券代行部
[郵便物の送付先 電話お問合せ先]	〒183-8701東京都府中市日鋼町1番10 （住所変更等用紙のご請求）☎0120-175-417	住友信託銀行株式会社証券代行部 （その他のご照会）☎0120-176-417
同取次所	住友信託銀行株式会社　本店及び全国各支店	

三井住友フィナンシャルグループ「SMFGホームページ」のご案内

「SMFGホームページ」では、グループ各社の事業活動、ニュースリリースや財務情報、IR情報など、様々な情報をタイムリーに掲載しております。

www.smfg.co.jp







SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP


PRINTED WITH
SOY INK
地球環境を考え、
再生紙と大豆油インキを
使用しています。

File No. 82-4395
Exhibit B3(a)

【表紙】

【提出書類】 臨時報告書

【提出先】 関東財務局長

【提出日】 平成17年3月11日

【会社名】 株式会社三井住友フィナンシャルグループ

【英訳名】 Sumitomo Mitsui Financial Group, Inc.

【代表者の役職氏名】 取締役社長　西 川 善 文

【本店の所在の場所】 東京都千代田区有楽町一丁目1番2号

【電話番号】 (03)5512-3411 (大代表)

【事務連絡者氏名】 財務部副部長　正 脇 久 昌

【最寄りの連絡場所】 同上

【電話番号】 同上

【事務連絡者氏名】 同上

【縦覧に供する場所】 株式会社東京証券取引所

（東京都中央区日本橋兜町2番1号）

株式会社大阪証券取引所

（大阪市中央区北浜一丁目8番16号）

株式会社名古屋証券取引所

（名古屋市中区栄三丁目3番17号）

1【提出理由】

当社は、平成17年3月10日開催の取締役会において、優先株式の発行を決議いたしましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定に基づき提出するものであります。

2【報告内容】

1. 株式の種類及び銘柄

株式会社三井住友フィナンシャルグループ第1回第六種優先株式(以下、「本優先株式」という。)

2. 発行数

70,001株

3. 発行価格

1株につき3,000,000円

4. 資本組入額

1株につき1,500,000円

5. 発行価額の総額

210,003,000,000円

6. 資本組入額の総額

105,001,500,000円

7. 発行方法

第三者割当の方法により、適格機関投資家(証券取引法に定義される。)に割り当てる。割当先及び割当株式数については、代表取締役に一任する。

8. 引受人の名称

該当事項なし

9. 募集を行う地域

国内における少人数私募

10. 新規発行による手取金の額及び使途

(A)手取金の額

発行総額	210,003百万円
発行諸費用の概算額	735百万円
差引手取金概算額	209,268百万円

(B)手取金の使途

当社100%子会社である株式会社三井住友銀行が新たに発行する優先株式の購入資金に充当する。

11. 新規発行年月日

平成17年3月29日

12. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称

上場予定なし

13. 証券取引法施行令第1条の7に規定する譲渡に関する制限その他の制限が付されている場合における当該制限の内容

該当事項なし

14. 本優先株式の内容に関する事項

(A)優先配当金

本優先株式を有する株主（以下、「本優先株主」という。)または本優先株式の登録質権者(以下、「本優先登録質権者」という。)に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1) 優先配当金

1株につき88,500円とする。ただし、平成17年3月29日から平成17年3月31日までの期間に対応する優先配当金については、728円とする。

(2) 非累積条項

ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項

本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

(B)優先中間配当金

1株につき44,250円

(C)残余財産の分配

当社の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当社の普通株式（以下、「普通株式」という。)を有する株主または普通株式の登録質権者に先立ち、本優先株式1株につき3,000,000円を支払う。

本優先株主または本優先登録質権者に対しては、上記3,000,000円の他、残余財産の分配は行われない。

(D) 消却

(1) 当社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(2) 当社は、本優先株式発行後、平成23年3月31日以降はいつでも、本優先株式1株につき3,000,000円で本優先株式の一部又は全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。

(E) 議決権

本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決

議がある時までは議決権を有するものとする。

(F) 株式の併合または分割、新株引受権等

当社は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当社は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

(G) 優先順位

本優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、当社の発行する他の優先株式と同順位とする。

15.割当予定先の概要

未定

16.その他の事項

(A) 提出日現在の当社の資本の額及び発行済株式総数

資本の額		1,247,650百万円
発行済株式総数	普通株式	6,271,619.42株
	第一種優先株式	35,000株
	第二種優先株式	100,000株
	第三種優先株式	695,000株
	第1回第四種優先株式	4,175株
	第2回第四種優先株式	4,175株
	第3回第四種優先株式	4,175株
	第4回第四種優先株式	4,175株
	第5回第四種優先株式	4,175株
	第6回第四種優先株式	4,175株
	第7回第四種優先株式	4,175株
	第8回第四種優先株式	4,175株
	第9回第四種優先株式	4,175株
	第10回第四種優先株式	4,175株
	第11回第四種優先株式	4,175株
	第12回第四種優先株式	4,175株
	第13回第四種優先株式	107,313株

(B) 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上

Exhibit B3(b)

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成17年3月11日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　西 川 善 文
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　正 脇 久 昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1【提出理由】

当行は、平成17年3月10日開催の取締役会において、優先株式の発行を決議いたしましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定に基づき提出するものであります。

2【報告内容】

1. 株式の種類及び銘柄

株式会社三井住友銀行第1回第六種優先株式(以下、「本優先株式」という。)

2. 発行数

70,001株

3. 発行価格

1株につき3,000,000円

4. 資本組入額

1株につき1,500,000円

5. 発行価額の総額

210,003,000,000円

6. 資本組入額の総額

105,001,500,000円

7. 発行方法

株式会社三井住友フィナンシャルグループに直接全額割り当てる方法により発行する。

8. 引受人の名称

該当事項なし

9. 募集を行う地域

本優先株式は募集を行わない。

10. 新規発行による手取金の額及び使途

(A)手取金の額

発行総額	210,003百万円
発行諸費用の概算額	735百万円
差引手取金概算額	209,268百万円

(B)手取金の使途

一般運転資金に充当する。

11. 新規発行年月日

平成17年3月30日

12. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称

上場予定なし

13. 証券取引法施行令第1条の7に規定する譲渡に関する制限その他の制限が付されている場合における当該制限の内容

該当事項なし

14. 本優先株式の内容に関する事項

(A)優先配当金

本優先株式を有する株主（以下、「本優先株主」という。）または本優先株式の登録質権者（以下、「本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1) 優先配当金

1株につき88,500円とする。ただし、平成17年3月30日から平成17年3月31日までの期間に対応する優先配当金については、485円とする。

(2) 非累積条項

ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項

本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

(B) 優先中間配当金

1株につき44,250円

(C) 残余財産の分配

当行の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当行の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、本優先株式1株につき3,000,000円を支払う。

本優先株主または本優先登録質権者に対しては、上記3,000,000円の他、残余財産の分配は行われない。

(D) 消却

(1) 当行は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(2) 当行は、本優先株式発行後、平成23年3月31日以降はいつでも、本優先株式1株につき3,000,000円で本優先株式の一部又は全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。

(E) 議決権

本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(F) 株式の併合または分割、新株引受権等

当行は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当行は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

(G) 優先順位

本優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、当行の発行する他の優先株式と同順位とする。

15.割当予定先の概要

<table>
<tr><td colspan="3">割当先の名称</td><td>株式会社三井住友フィナンシャルグループ</td></tr>
<tr><td colspan="3">割当株式数</td><td>700,001株</td></tr>
<tr><td colspan="3">払込金額</td><td>210,003百万円</td></tr>
<tr><td rowspan="4">割当先の内容</td><td colspan="2">住所</td><td>東京都千代田区有楽町一丁目1番2号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>取締役社長　西　川　善　文</td></tr>
<tr><td colspan="2">資本の額
(平成16年9月30日現在)</td><td>1,247,650百万円</td></tr>
<tr><td colspan="2">事業の内容</td><td>傘下子会社の経営管理、ならびにそれに付随 する業務</td></tr>
<tr><td rowspan="4">割当先と当行の関係</td><td rowspan="2">出資関係</td><td>当行が保有している割当先の株式数</td><td>0株(平成16年9月30日現在)</td></tr>
<tr><td>割当先が保有している当行の株式数</td><td>普通株式　55,212,947株(保有割合100%)
第一種優先株式　35,000株(　同　上　)
第二種優先株式　100,000株(　同　上　)
第三種優先株式　695,000株(　同　上　)
(平成16年9月30日現在)</td></tr>
<tr><td rowspan="2">取引関係等</td><td>取引関係</td><td>完全親会社</td></tr>
<tr><td>人的関係</td><td>取締役4名　監査役3名が兼任しております。</td></tr>
<tr><td colspan="3">当該株券の保有に関する事項についての
取決めの内容</td><td>株券を不発行とすることに合意しております。</td></tr>
</table>

16.その他の事項

(A) 提出日現在の当行の資本の額及び発行済株式総数

資本の額		559,985百万円
発行済株式総数	普通株式	55,212,947株
	第一種優先株式	35,000株
	第二種優先株式	100,000株
	第三種優先株式	695,000株

(B) 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上

File No. 82-4395
Exhibit B4

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成17年3月25日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03)5512-3411（大代表）
【事務連絡者氏名】	財務部副部長　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目8番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目3番17号）

1【提出理由】

当社は、株式会社三井住友フィナンシャルグループ第1回第六種優先株式に関し、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定に基づき平成17年3月11日付で臨時報告書を提出しておりますが、未定であった事項が決定されましたので、証券取引法第24条の5第5項の規定に基づき、訂正報告書を提出するものであります。なお、訂正部分は下線で示したとおりです。

2【訂正事項】

15.　割当予定先の概要

（訂正前）

未定

（訂正後）

<table>
<tr><td colspan="3">割当先の名称</td><td>住友生命保険相互会社</td></tr>
<tr><td colspan="3">割当株式数</td><td>23,334株</td></tr>
<tr><td colspan="3">払込金額</td><td>70,002百万円</td></tr>
<tr><td rowspan="5">割当先の内容</td><td colspan="2">住所</td><td>大阪府大阪市中央区城見一丁目4番35号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>取締役社長 横山進一</td></tr>
<tr><td colspan="2">基金の額(平成16年9月30日現在)</td><td>2,790億円（基金償却積立金を含む）</td></tr>
<tr><td colspan="2">事業の内容</td><td>生命保険業</td></tr>
<tr><td colspan="2">大株主及び持株比率
（平成16年9月30日現在）</td><td>該当事項なし</td></tr>
<tr><td rowspan="3">割当先と当社の関係</td><td rowspan="2">出資関係</td><td>当社が保有している割当先の株式数</td><td>該当事項なし（平成16年9月30日現在）</td></tr>
<tr><td>割当先が保有している当社の株式数</td><td>普通株式113,241株
（平成16年9月30日現在）</td></tr>
<tr><td></td><td></td><td></td></tr>
</table>

	取引関係等	取引関係	保険取引
		人的関係	該当事項なし
当該株券の保有に関する事項についての取決めの内容			割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。但し、本優先株式の払込期日(平成17年3月29日)後8年目の応答日以降はこの限りではない。

割当先の名称			日本生命保険相互会社
割当株式数			20,000株
払込金額			60,000百万円
割当先の内容	住所		大阪府大阪市中央区今橋三丁目5番12号
	代表者の氏名		代表取締役社長 宇野郁夫
	基金の額(平成16年9月30日現在)		7,500億円(基金償却積立金を含む)
	事業の内容		生命保険業
	大株主及び持株比率(平成16年9月30日現在)		該当事項なし
割当先と当社の関係	出資関係	当社が保有している割当先の株式数	該当事項なし(平成16年9月30日現在)
		割当先が保有している当社の株式数	普通株式154,389.62株(平成16年9月30日現在)
	取引関係等	取引関係	保険取引
		人的関係	割当先の代表取締役会長伊藤助成が当社監査役を兼職。
当該株券の保有に関する事項についての			割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要と

取決めの内容	する。但し、本優先株式の払込期日(平成17年3月29日)後8年目の応答日以降はこの限りではない。

割当先の名称		三井生命保険株式会社
割当株式数		16,667株
払込金額		50,001百万円
割当先の内容	住所	東京都千代田区大手町一丁目2番3号
	代表者の氏名	代表取締役社長　西村　博
	資本の額(平成16年9月30日現在)	87,280百万円
	事業の内容	生命保険業
	大株主及び持株比率 (平成16年9月30日現在)	(下記参照)

＜普通株式＞

	持株数(千株)	議決権比率(%)
株式会社三井住友銀行	194	14.33
中央三井信託銀行株式会社	160	11.78
三井住友海上火災保険株式会社	130	9.57
三井物産株式会社	100	7.38
三井不動産株式会社	100	7.36
日本製紙株式会社	50	3.67
株式会社北洋銀行	40	2.94
東レ株式会社	40	2.94
株式会社東芝	40	2.94
株式会社名古屋銀行	40	2.94

(注)1. 持株数は記載単位未満を切り捨てて表示しております。

2. 議決権比率は小数点第3位を切り捨てて小数点第2位まで表示しております。

＜A種株式＞

	持株数(千株)	議決権比率

			<table><tr><td></td><td></td><td>（%）</td></tr><tr><td>株式会社三井住友銀行</td><td>714</td><td>－</td></tr><tr><td>中央三井信託銀行株式会社</td><td>335</td><td>－</td></tr><tr><td>三井住友海上火災保険株式会社</td><td>15</td><td>－</td></tr><tr><td>三井物産株式会社</td><td>10</td><td>－</td></tr><tr><td>三井不動産株式会社</td><td>10</td><td>－</td></tr></table>
割当先と当社の関係	出資関係	当社が保有している割当先の株式数	該当事項なし（平成16年9月30日現在）
		割当先が保有している当社の株式数	該当事項なし（平成16年9月30日現在）
	取引関係等	取引関係	保険取引
		人的関係	該当事項なし
当該株券の保有に関する事項についての取決めの内容			割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。但し、本優先株式の払込期日（平成17年3月29日）後8年目の応答日以降はこの限りではない。

割当先の名称		三井住友海上火災保険株式会社
割当株式数		10,000株
払込金額		30,000百万円
	住所	東京都中央区新川二丁目27番2号
	代表者の氏名	取締役社長　植村裕之
	資本の額（平成16年9月30日現在）	139,595百万円

	事業の内容		損害保険業
割当先の内容	大株主及び持株比率 (平成16年9月30日現在)		(see table below)
割当先と当社の関係	出資関係	当社が保有している割当先の株式数	該当事項なし（平成16年9月30日現在）
		割当先が保有している当社の株式数	普通株式 32,716.86株 (平成16年9月30日現在)
		取引関係	保険取引

	発行済株式総数に対する所有株式数の割合(%)
ザ チェース マンハッタン バンク エヌエイ ロンドン(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	6.37
日本マスタートラスト信託銀行株式会社(信託口)	4.22
日本トラスティ・サービス信託銀行株式会社(信託口)	4.02
ステート ストリート バンク アンド トラスト カンパニー 505103(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	3.38
ステート ストリート バンク アンド トラスト カンパニー(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	2.35
日本生命保険相互会社	2.16
株式会社三井住友銀行	1.72
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	1.47
ジェーピーエムシービー ユーエスエー レジデンツ ペンション ジャスデック レンド 385051(常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	1.35
住友生命保険相互会社	1.34

	取引関係等	人的関係	該当事項なし
当該株券の保有に関する事項についての取決めの内容			割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。但し、本優先株式の払込期日（平成17年3月29日）後8年目の応答日以降はこの限りではない。

以　上

File No. 82-4395
Exhibit B5(a)

平成17年2月4日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

本日の報道について

本日、当社の業績予想並びに人事に関する報道がなされましたが、業績予想につきましては、現時点では前回連結業績予想（平成16年11月22日公表）からの変更はございません。
また、人事については、全く白紙であり事実無根であります。

以　上

File No. 82-4395
Exhibit B5(a)
(English Translation)

Statement on Media Reports on Revision of SMFG's Earnings Forecast and Personnel Issues

TOKYO, February 4, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") denies today's media reports on revision of earnings forecast and personnel issues.

Today, there were media reports concerning revision of SMFG's earnings forecast and personnel issues. However, the earnings forecast previously announced on November 22, 2004 remains unchanged at this moment. Regarding personnel issues, no particular discussions have been held at all, and the media reports are unfounded.

File No. 82-4395
Exhibit B5(b)

平成 17 年 2 月 10 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号 8316）

弊社に関する報道について

本日、三井住友フィナンシャルグループと大和証券グループが経営統合に向けて本格交渉に入るとの報道がありました。両グループは親密な関係にあり、従来から、協働関係の強化に向けて様々な選択肢について検討しているのは事実ですが、「経営統合に向けて本格交渉に入る」という事実はございません。

以　　上

Sumitomo Mitsui Financial Group, Inc.

Statement on Media Reports

TOKYO, February 10, 2005 --- Today, there were media reports that Sumitomo Mitsui Financial Group (SMFG) enters into a full-scale negotiation with Daiwa Securities Group (Daiwa) for consolidation. The two groups do have close ties and have been considering various initiatives to strengthen the collaborative relationship, however, it is not a fact that SMFG enters into a full-scale negotiation with Daiwa for consolidation.

File No. 82-4395
Exhibit B5(c)

平成17年2月18日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

三菱東京フィナンシャル・グループとＵＦＪホールディングスの統合比率公表について

本日、株式会社三菱東京フィナンシャル・グループと株式会社ＵＦＪホールディングスの統合比率が公表されました。当社としての対応方針につきましては、今後速やかに検討し、決定次第公表する予定です。

以　上

File No. 82-4395
Exhibit B5(c)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Statement on Today's Announcement of Merger Ratio by MTFG and UFJ Holdings

TOKYO, February 18th, 2005 --- Mitsubishi Tokyo Financial Group, Inc. ("MTFG") and UFJ Holdings, Inc. ("UFJ Holdings") today announced the merger ratio for the proposed merger between the two companies. Sumitomo Mitsui Financial Group, Inc. will soon determine the direction of its policy regarding the currently outstanding proposal for integration with UFJ Holdings, and make that available to the public once the decision is made.

File No. 82-4395
Exhibit B5(d)

平成17年2月25日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

ＵＦＪグループに対する統合提案の取り下げについて

株式会社三井住友フィナンシャルグループは、株式会社ＵＦＪホールディングスおよび株式会社ＵＦＪ銀行（以下「ＵＦＪグループ」）に対する経営統合の提案を取り下げ、その旨をＵＦＪグループに対して通知致しましたので、以下の通りご説明致します。

1. 当社は、平成16年8月6日にＵＦＪグループに対して経営統合を提案し、8月24日に統合比率を提示、9月24日にこの統合比率の有効期限を平成17年6月末まで延長しました。その後、当社は、統合比率を含めＵＦＪグループと三菱東京フィナンシャル・グループの統合協議がどのように進むのか、ＵＦＪホールディングスの株主の皆様がどのように考えられるのか等、情勢を注視してまいりました。

2. こうした中で、平成17年2月18日に、ＵＦＪグループと三菱東京フィナンシャル・グループより統合比率を含む統合の概要が公表されましたが、当社と致しましては、当社の株主利益の観点から総合的に検討した結果、以下の事情を踏まえ、ＵＦＪグループに対する統合提案を取り下げることと致しました。

(1) 最近の各社株価の推移や投資家の見方等から判断すれば、市場・投資家の大宗は、ＵＦＪグループと三菱東京フィナンシャル・グループの統合を容認していると考えられること。

(2)　ＵＦＪグループと三菱東京フィナンシャル・グループの統合作業の進展等を勘案すると、当社が統合提案を継続することが、必ずしもＵＦＪホールディングスおよび当社の株主利益に資するものではなくなったと考えられること。

3.　当社は、ＵＦＪグループと当社グループの統合こそが、両グループの株主、お客様、従業員にとって最適の選択肢であると考え、透明性の高い方法で統合提案を行ってまいりました。今般、ＵＦＪグループへの統合提案は取り下げましたが、当社と致しましては、今後も環境変化に的確に対応し、既存の戦略ビジネスにおける更なる攻勢強化、新たなビジネスラインの創出を図ることによって、当社の株主価値の向上に努めてまいる所存であります。

以　上

File No. 82-4395
Exhibit B5(d)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Withdrawal of Proposal for Integration with UFJ Group

TOKYO, February 25th, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," President and CEO: Yoshifumi Nishikawa) hereby announces that it has withdrawn its proposal for integration with UFJ Holdings, Inc. and UFJ Bank Limited ("UFJ Group") and informed UFJ Group to that effect.

1. SMFG proposed its integration with UFJ Group on August 6th, 2004, offered the integration ratio on August 24th, 2004, and extended the expiration date of its proposal regarding the integration ratio to the end of June 2005. Since then SMFG had carefully observed the situation surrounding UFJ Group, such as how the discussion on the integration, including the one on the integration ratio, progressed between UFJ group and Mitsubishi Tokyo Financial Group, Inc. ("MTFG"), and the views of UFJ Holdings' shareholders.

2. On February 18th, 2005, UFJ Group and MTFG officially announced the outline of the proposed merger between the two groups, including the merger ratio. By carefully and comprehensively examining the following points, through the perspective of SMFG's shareholders, SMFG decided to withdraw the proposal for integration with UFJ Group:

   (1) Factors such as each company's recent stock price movement and the opinions of some investors suggest that most investors have accepted the proposed integration between UFJ Group and MTFG.
   (2) Factors such as the progress of integration between UFJ Group and MTFG suggest that further continuation of SMFG's proposal does not necessarily contribute to shareholders' value of UFJ Holdings and SMFG.

3. SMFG had proposed integration with UFJ Group in a highly transparent manner, as it believed the integration between UFJ Group and SMFG would be the best option for both groups' shareholders, customers, and employees. Although SMFG decided to withdraw its proposal for integration with UFJ Group, SMFG will strive to enhance its shareholders' value by further strengthening its existing strategic businesses and expanding into new business lines, assimilating to the changes of business environment.

File No. 82-4395
Exhibit B5(e)


FASF

平成 17 年 2 月 28 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成 17 年 3 月期 連結業績予想及び配当予想の修正について

当社は、今年度を「バランスシートのクリーンアップ」の総仕上げの年と位置づけ、不良債権残高の削減等に積極的に取組んでまいりましたが、来年度以降の業績回復を確実なものとすべく、不良債権問題に最終決着をつけ、将来的なリスク要因を大幅に削減させるために、不良債権及び有価証券に係る財務上の一段の処理を実施することといたしました。

この結果、前回公表しました平成 17 年 3 月期連結業績予想を以下の通り修正します。また、これに伴いまして、経営の安定性確保の観点から社外流出を抑制する必要があると判断し、平成 17 年 3 月期末の普通株式 1 株当たり配当予想については、誠に遺憾ではございますが、以下の通り、前回公表しました配当予想対比 1,000 円減額し、前年度実績と同水準にさせていただきたいと存じます。

記

１．平成17年3月期 連結業績予想の修正

（単位：億円）

	経常収益	経常利益	当期純利益
前回予想（平成16年11月）(A)	34,500	4,700	1,800
今回修正予想 (B)	34,500	△ 400	△ 2,400
増減額 (B－A)	－	△ 5,100	△ 4,200

(注)当社単体の業績予想に修正はありません。

２．平成17年3月期 配当予想の修正（普通株式）

（単位：円／１株当たり）

	期末	年間
前回予想（平成16年11月）(A)	4,000	4,000
今回修正予想 (B)	3,000	3,000
増減額 (B－A)	△ 1,000	△ 1,000
（ご参考）平成16年3月期実績	3,000	3,000

(注)第一種、第二種、第三種及び第四種優先株式の配当予想に修正はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

（ご参考）

1．三井住友銀行の単体業績予想（平成17年3月期）

（単位：億円）

	今回予想（①）	前回予想（②）	増減額（①－②）
業務純益（一般貸倒引当前）	9,200	9,800	△ 600
経常利益	△ 700	4,400	△ 5,100
当期純利益	△ 1,300	2,500	△ 3,800
与信関係費用	△ 9,500	△ 6,500	△ 3,000

【業務純益】

◇ 業務純益（一般貸倒引当前）は、将来的なリスク要因の削減のために、国債等債券に係る含み損処理を行うことを主因として、前回予想比約△600億円の減益となる見込み。但し、上記含み損処理影響を除いたベース収益は、概ね前回予想通りとなる見込み。

【与信関係費用】

◇ 本年度末における不良債権比率の半減目標を達成し、来年度以降の与信関係費用を確実に巡航速度化させるべく、これまで以上に保守的なスタンスに立脚して、将来リスクへの対応強化や最終処理の実施を行うことから、与信関係費用は、前回予想比約3,000億円増加し9,500億円程度となる見込み。

前回予想比増加額の内訳

◎将来リスクへの対応強化	約+2,500億円
・債務者区分の引下げ等	+1,300億円
・要注意先等の引当強化（引当率の引上げ）	+1,200億円
◎最終処理に伴うｵﾌﾊﾞﾗﾝｽ化関連コスト等	約+500億円

◇ この不良債権処理の実施により、将来的な与信関係のリスク要因は削減され、来年度以降の与信関係費用は大幅に減少し、確実に巡航速度化する見込み。

【優先株の減損処理等】

◇ 債務者の金融支援目的で過去に取得した優先株式についても、リスク削減の観点からのコストを見込む。

【当期純利益】

◇ 上記の要因から、前回予想比約△3,800億円減益の△1,300億円の当期純損失となる見込み。

＜参考＞三井住友フィナンシャルグループの連結業績予想（平成17年3月期）

（単位：億円）

	今回予想（①）	前回予想（②）	増減額（①－②）
経常利益	△ 400	4,700	△ 5,100
当期純利益	△ 2,400	1,800	△ 4,200
与信関係費用	△ 12,000		

連結当期純利益は、三井住友銀行（単体）の業績下振れを主因として前回予想比約△4,200億円減益の△2,400億円の当期純損失となる見込み。なお、連結当期純損失が三井住友銀行（単体）比1,000億円強多いのは、連結ベースにおいても財務体質強化を図るべく、ローン保証業務を営む子会社で引当金の増強を図ったことが主因。

2．三井住友銀行の金融再生法開示債権の見込（平成17年3月末、単体）

（単位：億円、％）

	17/3末見込	16/9末実績	16/3末実績
金融再生法開示債権	20,000程度	24,844	28,112
不良債権比率	３％台半ば	4.4％	5.0％

14/3末（8.9％）比 約６割の減少

	15/3末実績	14/3末実績
金融再生法開示債権	52,613	59,203
不良債権比率	8.4％	8.9％

◇ 17/3末は16/3末比約8,000億円減少し、不良債権比率は3％台半ばに低下する見込み
⇒削減目標（17/3末の不良債権比率を14/3末比半減）は超過達成

◇ また、金融再生法開示債権のみならず、要注意先債権のうち金融再生法開示債権に該当しない債権の17/3末残高も、14/3末比では約△5.5兆円、約7割減少の2.5兆円程度となる見込み。従って、ポートフォリオ全体としてのリスクも大幅に軽減している。

3．三井住友銀行のその他有価証券評価損益の見込（平成17年3月末、単体）

（単位：億円）

	17/3末見込	16/9末実績	16/3末実績
その他有価証券評価損益	5,900	4,576	5,563
株式	6,000	5,589	6,511
債券	0	△ 622	△ 1,019
その他	△ 100	△ 391	71

（注）直近の相場等を前提にした試算値（減損処理後）であり、今後の状況によって変動いたします。

4．三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟの連結自己資本比率の見込（平成17年3月末）

	17/3末見込	16/9末実績	16/3末実績
連結自己資本比率	９％台	10.93％	11.37％

◇ 17/3末の連結自己資本比率は、連結当期損失となることから一時的に9％台となる見込みであるが、今回の財務処理により将来的なリスク要因は大幅に削減され、来期以降は確実な業績回復が見込めるため、早期に10％以上の水準に回復する見込み。

以　上

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

File No. 82-4395
Exhibit B5(e)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Revision of Consolidated Earnings and Dividends Forecasts for the Fiscal Year Ending March 31, 2005

TOKYO, February 28, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) announced today its revision of consolidated earnings and dividends forecasts for the fiscal year ending March 31, 2005 (fiscal 2004).

SMFG set this fiscal year as the year for completing the intensive improvement in asset quality and has made intensive efforts centering on reduction of non-performing loans ("NPLs"). In order to ensure improvement in financial results in the following fiscal years by completely settling the NPL problem and considerably minimizing the sources of future risks, SMFG has decided to take further financial measures with regard to NPLs and securities portfolio.

As a result, SMFG today revised its consolidated earnings forecast for fiscal 2004 as follows. Accordingly, SMFG decided to give priority to restraining outflow of earnings from the standpoint of maintaining financial stability, regrettably proposing to decrease the year-end cash dividend on common stock for fiscal 2004 by 1,000 yen compared with its previous forecast, to the same level of the previous year's result.

1. Revision of consolidated earnings forecast for fiscal 2004

(Billions of yen)

		Ordinary income	Ordinary profit (loss)	Net income (loss)
Previous forecast (announced in Nov. 2004)	(A)	3,450	470	180
Revised forecast	(B)	3,450	(40)	(240)
Change	(B – A)	–	(510)	(420)

(Note) SMFG's non-consolidated earnings forecast remains unchanged.

2. Revision of dividends forecast for fiscal 2004 (Common stock)

(Yen per share)

		Year-end	Annual
Previous forecast (announced in Nov. 2004)	(A)	4,000	4,000
Revised forecast	(B)	3,000	3,000
Change	(B – A)	(1,000)	(1,000)
<Reference> Result of fiscal 2003		3,000	3,000

(*) Dividends forecast for preferred stocks (type 1, 2, 3 and 4) remains unchanged.

Appendix

I. SMBC's earnings forecast for fiscal 2004 (Non-consolidated)

(Billions of yen)

	Revised Forecast (a)	Previous forecast (b)	Change (a) – (b)
Banking profit (before provision for general reserve for possible loan losses)	920	980	(60)
Ordinary profit (loss)	(70)	440	(510)
Net income (loss)	(130)	250	(380)
Total credit cost	(950)	(650)	(300)

(Points)

1. Banking profit

Sumitomo Mitsui Banking Corporation (SMBC), a consolidated subsidiary of SMFG, forecasts that banking profit (before provision for general reserve for possible loan losses) will decrease by approximately 60 billion yen compared with the previous forecast mainly because SMBC will dispose of unrealized losses on bonds in order to minimize the source of potential risks. However, SMBC's core earnings excluding the disposal of unrealized losses are expected to remain almost unchanged.

2. Total credit cost

(1) In order to achieve the target of halving the problem asset ratio at this fiscal year-end and surely reduce future credit costs to a normalized level, SMBC decided to further prepare for future credit risks and work out NPLs, with more conservative stance. As a result, total credit cost is expected to be approximately 950 billion yen, an increase of approximately 300 billion yen compared with the previous forecast.

Breakdown of the increase:

(a) Preparing for future credit risks	+ Approx. 250 billion yen
* Downgrading of borrowers' categories etc.	+ 130 billion yen
* Additional provision (raise of reserve ratio) for claims to borrowers requiring caution etc.	+ 120 billion yen
(b) Off-balancing related cost due to the work-out of NPLs:	+ Approx. 50 billion yen

(2) As a result of the disposal of NPLs shown above, the sources of potential loss related to loan portfolio are expected to reduce considerably, and credit costs for the following fiscal years will materially and surely decrease to a normalized level.

3. Impairment of preferred shares etc.

Preferred shares that SMBC previously acquired for supporting borrowers' financial conditions are expected to incur costs to reduce future risks.

4. Net loss

With the factors shown above, net loss is expected to be 130 billion yen, a decrease of approximately 380 billion yen compared with the previous forecast.

<Reference> SMFG's consolidated earnings forecast for fiscal 2004

(Billions of yen)

	Revised forecast (a)	Previous forecast (b)	Change (a) – (b)
Ordinary profit	(40)	470	(510)
Net income	(240)	180	(420)
Total credit cost	(1,200)		

(Points)

SMFG forecasts that it will record net loss of 240 billion yen, a decrease of 420 billion yen compared with the previous forecast, mainly because SMBC's non-consolidated earnings are expected to decline as mentioned above. SMFG's consolidated net loss is expected to be greater than SMBC's non-consolidated net loss by 110 billion yen, mainly because SMFG additionally made provisions for loan losses at the subsidiaries engaged in loan guarantees, in order to improve SMFG's financial soundness on a consolidated basis.

II. Estimate of the balance of problem assets based on the Financial Reconstruction Law (SMBC, Non-consolidated)

(Billions of yen, %)



	March 31, 2005 (Estimate)	Sept. 30, 2004 (Result)	March 31, 2004 (Result)	March 31, 2003 (Result)	March 31, 2002 (Result)
Problem assets based on the Financial Reconstruction Law	Approximately 2,000.0	2,484.4	2,811.2	5,261.3	5,920.3
Problem asset ratio	Mid 3 %	4.4 %	5.0 %	8.4 %	8.9 %

Reduction by approx.60% since March 2002 (8.9%)

(Points)

1. Problem assets as of March 31, 2005 are expected to decrease by approximately 800 billion yen from March 31, 2004, and the problem asset ratio as of March 31, 2005 is expected to decline to mid 3%.

   => The target of halving the problem asset ratio by March 31, 2005 compared with the level in March 2002 is expected to be excessively achieved.

2. Besides problem assets based on the Financial Reconstruction Law, claims to borrowers requiring caution excluding substandard loans, which are not categorized into problem assets based on the Financial Reconstruction Law, are also expected to decrease to 2.5 trillion yen, declining 5.5 trillion yen (70% decrease in volume) since March 2002. Accordingly, credit risks of the whole loan portfolio are expected to decrease substantially.

III. Estimate of net unrealized gains on other securities (SMBC, Non-consolidated)

(Billions of yen)

	March 31, 2005 (Estimate)	Sept. 30, 2004 (Result)	March 31, 2004 (Result)
Net unrealized gains (losses) on other securities	590	457.6	556.3
Stocks	600	558.9	651.1
Bonds	0	(62.2)	(101.9)
Others	(10)	(39.1)	7.1

(*) Figures for March 2005 (after impairment) are estimated on the basis of the recent market prices and hence can be changed.

VI. Estimate of Capital ratio (SMFG, Consolidated)

	March 31, 2005 (Estimate)	Sept. 30, 2004 (Result)	March 31, 2004 (Result)
Consolidated capital ratio	More than 9 % (*)	10.93 %	11.37 %

(*) SMFG forecasts that it will record net loss for fiscal 2004 and its consolidated capital ratio as of March 31, 2005 is expected to temporarily decline to the level more than 9%. However, the sources of future risks will considerably decrease owing to the financial treatments mentioned above, and SMFG forecasts that its financial results in the following years will surely recover. Consequently, consolidated capital ratio will soon recover to more than 10% level.

This press release contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

File No. 82-4395
Exhibit B5(f)

平成17年3月10日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

優先株式の発行について

株式会社三井住友フィナンシャルグループ（社長　西川善文）は、平成17年3月10日開催の当社取締役会において、第三者割当の方法による当社優先株式の発行を下記のとおり決議いたしましたので、お知らせいたします。

記

1. 株式の名称
   株式会社三井住友フィナンシャルグループ第1回第六種優先株式（以下、「本優先株式」という。）

2. 発行新株式数
   70,001株

3. 発行価額
   1株につき3,000,000円

4. 発行価額の総額
   210,003,000,000円

5. 発行価額中資本に組み入れない額
   1株につき1,500,000円

6. 発行方法
   第三者割当の方法により、適格機関投資家（証券取引法に定義される。）に割り当てる。割当先及び割当株式数については、代表取締役に一任する。

7. 申込期日
   平成17年3月28日（月曜日）

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域

8. 払込期日

平成17年3月29日（火曜日）

9. 配当起算日

平成17年3月29日（火曜日）

10. 優先配当金

本優先株式を有する株主（以下、「本優先株主」という。）または本優先株式の登録質権者（以下、「本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1) 優先配当金

1株につき88,500円とする。ただし、平成17年3月29日から平成17年3月31日までの期間に対応する優先配当金については、728円とする。

(2) 非累積条項

ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項

本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

11. 優先中間配当金

1株につき44,250円

12. 残余財産の分配

当会社の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当会社の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、本優先株式1株につき3,000,000円を支払う。本優先株主または本優先登録質権者に対しては、上記3,000,000円の他、残余財産の分配は行われない。

13. 消却

(1) 当会社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(2) 当会社は、本優先株式発行後、平成23年3月31日以降はいつでも、本優先株式1株につき3,000,000円で本優先株式の一部又は全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

14. 議決権

本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

15. 株式の併合または分割、新株引受権等

当会社は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当会社は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

16. 優先順位

本優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、当会社の発行する他の優先株式と同順位とする。

17. 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上

【本件に関するお問い合わせ先】
広報部 古舘　TEL 03-5512-2678

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域

＜参考＞

1．増資による当社発行済株式総数の推移

（1）増資前の発行済株式総数（平成17年3月10日現在）

種類	発行数（株）
普通株式	6,271,619.42
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	157,413
合計	7,259,032.42

（2）増資による増加株式数

種類	発行数（株）
第六種優先株式	70,001

（3）増資後の発行済株式総数

種類	発行数（株）
普通株式	6,271,619.42
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	157,413
第六種優先株式	70,001
合計	7,329,033.42

2．資金使途

当社100％子会社である株式会社三井住友銀行が新たに発行する優先株式の購入資金に充当する予定。

3．本優先株式の割当予定先の概要

割当先および割当株式数を決定次第、お知らせいたします。

以上

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

File No. 82-4395
Exhibit B5(f)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Issuance of Preferred Stock

TOKYO, March 10, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) hereby announces that at today's meeting of SMFG's Board of Directors, the Board resolved to issue shares of preferred stock by means of third party allocation as follows:

1. Name of stock:
   First Series Type 6 Preferred Stock of SMFG (the "Preferred Stock")

2. Number of shares to be issued:
   70,001 shares

3. Issue price:
   3,000,000 yen per share

4. Aggregate amount of issue price:
   210,003,000,000 yen

5. Portion of issue price which will not be accounted for as stated capital:
   1,500,000 yen per share

6. Method of issue:
   The shares will be allocated to qualified institutional investors (as defined in the Securities and Exchange Law of Japan) by means of third party allocation. The matters as to who and how many shares will be allocated are left to the discretion of a SMFG's Representative Director.

7. Application date:
   March 28, 2005 (Monday)

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

8. Payment date:

March 29, 2005 (Tuesday)

9. Date from which dividends shall be deemed to accrue:

March 29, 2005 (Tuesday)

10. Preferred dividends:

Preferred dividends shall be paid to the holders of Preferred Stock (the "Preferred Stockholders") or the registered pledgees of Preferred Stock (the "Preferred Registered Pledgees") as follows:

(1) Preferred Dividends

88,500 yen per share; provided that the preferred dividends for the period from March 29, 2005 to March 31, 2005 shall be 728 yen per share.

(2) Non-accumulation provision

If the amount of dividends payable to Preferred Stockholders or Preferred Registered Pledgees is less than the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

(3) Non-participation provision

SMFG shall not pay dividends to Preferred Stockholders or Preferred Registered Pledgees in excess of the amount of the Preferred Dividends.

11. Preferred Interim Dividends:

44,250 yen per share

12. Liquidation distribution of residual assets:

In the event that SMFG makes a liquidation distribution of its residual assets, SMFG shall make a distribution of 3,000,000 yen per share of Preferred Stock to Preferred Stockholders or Preferred Registered Pledgees in preference to the holders of the shares of SMFG's common stock (the "Common Stock") or the registered pledgees of the Common Stock.

No liquidation distribution other than the above-mentioned distribution of 3,000,000 yen per share shall be made to Preferred Stockholders or Preferred Registered

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

Pledgees.

13. Retirement of Preferred Stock:

(1) SMFG may at any time purchase the Preferred Stock and retire the same by reducing the profits distributable to shareholders by an amount equal to the relevant purchase price.

(2) SMFG may, at any time on and after March 31, 2011, redeem all or part of the Preferred Stock at 3,000,000 yen per share. In case of a partial redemption, it will be effected by way of lot or other method.

14. Voting rights:

Preferred Stockholders shall not have any voting rights at a general meeting of shareholders; provided, however, that if an agenda with respect to the receipt of the Preferred Dividends is not presented at an ordinary general meeting of shareholders, Preferred Stockholders shall have voting rights during the period from such general meeting, or if an agenda with respect to the receipt of the Preferred Dividends is rejected at an ordinary general meeting, from the closing time of such general meeting, up until a resolution is passed to receive the Preferred Dividends.

15. Consolidation or split of shares, and rights to subscribe for new shares, etc:

Except as otherwise provided for by law or regulation, no consolidation or split of shares of Preferred Stock shall be made. SMFG shall not allocate to Preferred Stockholders rights to subscribe for new shares or rights to subscribe for bonds with the share acquisition rights.

16.Order of priority

The Preferred Dividends, the Preferred Interim Dividends and liquidation distribution of residual assets in respect of the Preferred Stock will rank *pari passu* with those of the other preferred stocks issued by SMFG.

17. Each of the above items shall be applicable on the condition that necessary notification has been made and necessary approvals and authorizations under the various laws and regulations have become effective.

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

<Reference>

1. Changes in aggregate number of shares outstanding before and after the issuance:

(1) Aggregate number of shares outstanding before the issuance (as of March 10, 2005):

Type of stock	Number of shares outstanding (shares)
Common Stock	6,271,619.42
Type 1 Preferred Stock	35,000
Type 2 Preferred Stock	100,000
Type 3 Preferred Stock	695,000
Type 4 Preferred Stock	157,413
Total	7,259,032.42

(2) Aggregate number of shares to be increased through the issuance:

Type of stock	Number of shares to be increased (shares)
Type 6 Preferred Stock	70,001

(3) Aggregate number of shares outstanding after the issuance:

Type of stock	Number of shares outstanding (shares)
Common Stock	6,271,619.42
Type 1 Preferred Stock	35,000
Type 2 Preferred Stock	100,000
Type 3 Preferred Stock	695,000
Type 4 Preferred Stock	157,413
Type 6 Preferred Stock	70,001
Total	7,329,033.42

2. Use of proceeds:

The Proceeds of the issuance are to be used for the subscription of shares of the preferred stock newly issued by Sumitomo Mitsui Banking Corporation, a SMFG's wholly-owned subsidiary.

3. Outline of a company/companies to which shares of the Preferred Stock are to be allocated:

The allocation and number of shares to be allocated will be announced to the public once determined.

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

File No. 82-4395
Exhibit B5(g)

平成17年3月25日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号8316）

第1回第六種優先株式の割当先等に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　西川善文）は、平成17年3月10日開催の当社取締役会において決議し、同日に公表いたしました第1回第六種優先株式（以下、「本優先株式」という。）の発行に関し、割当先及び割当株式数を下記のとおり決定しましたので、お知らせいたします。

記

1. 本優先株式の割当先及び割当株式数

割当先	割当株式数	払込総額
住友生命保険相互会社	23,334株	70,002百万円
日本生命保険相互会社	20,000株	60,000百万円
三井生命保険株式会社	16,667株	50,001百万円
三井住友海上火災保険株式会社	10,000株	30,000百万円
合計	70,001株	210,003百万円

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

2. 本優先株式の割当先の概要

<table>
<tr><td colspan="3">割当先の名称</td><td>住友生命保険相互会社</td></tr>
<tr><td colspan="3">割当株式数</td><td>23,334 株</td></tr>
<tr><td colspan="3">払込金額</td><td>70,002 百万円</td></tr>
<tr><td rowspan="5">割当先の内容</td><td colspan="2">住所</td><td>大阪府大阪市中央区城見一丁目 4 番 35 号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>取締役社長 横山進一</td></tr>
<tr><td colspan="2">基金の額
(平成 16 年 9 月 30 日現在)</td><td>2,790 億円（基金償却積立金を含む）</td></tr>
<tr><td colspan="2">事業の内容</td><td>生命保険業</td></tr>
<tr><td colspan="2">大株主及び持株比率
(平成 16 年 9 月 30 日現在)</td><td>該当事項なし</td></tr>
<tr><td rowspan="4">割当先と当社の関係</td><td rowspan="2">出資関係</td><td>当社が保有している割当先の株式数</td><td>該当事項なし
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td>割当先が保有している当社の株式数</td><td>普通株式 113,241 株
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td rowspan="2">取引関係等</td><td>取引関係</td><td>保険取引</td></tr>
<tr><td>人的関係</td><td>該当事項なし</td></tr>
<tr><td colspan="3">当該株券の保有に関する事項についての取決めの内容</td><td>割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。但し、本優先株式の払込期日（平成 17 年 3 月 29 日）後 8 年目の応答日以降はこの限りではない。</td></tr>
</table>

<table>
<tr><td colspan="3">割当先の名称</td><td>日本生命保険相互会社</td></tr>
<tr><td colspan="3">割当株式数</td><td>20,000 株</td></tr>
<tr><td colspan="3">払込金額</td><td>60,000 百万円</td></tr>
<tr><td rowspan="5">割当先の内容</td><td colspan="2">住所</td><td>大阪府大阪市中央区今橋三丁目 5 番 12 号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>代表取締役社長 宇野郁夫</td></tr>
<tr><td colspan="2">基金の額
(平成 16 年 9 月 30 日現在)</td><td>7,500 億円（基金償却積立金を含む）</td></tr>
<tr><td colspan="2">事業の内容</td><td>生命保険業</td></tr>
<tr><td colspan="2">大株主及び持株比率
(平成 16 年 9 月 30 日現在)</td><td>該当事項なし</td></tr>
<tr><td rowspan="4">割当先と当社の関係</td><td rowspan="2">出資関係</td><td>当社が保有している割当先の株式数</td><td>該当事項なし
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td>割当先が保有している当社の株式数</td><td>普通株式 154,389.62 株
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td rowspan="2">取引関係等</td><td>取引関係</td><td>保険取引</td></tr>
<tr><td>人的関係</td><td>割当先の代表取締役会長伊藤助成が当社監査役を兼職。</td></tr>
<tr><td colspan="3">当該株券の保有に関する事項についての取決めの内容</td><td>割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。但し、本優先株式の払込期日（平成 17 年 3 月 29 日）後 8 年目の応答日以降はこの限りではない。</td></tr>
</table>

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

<table>
<tr><td colspan="3">割当先の名称</td><td>三井生命保険株式会社</td></tr>
<tr><td colspan="3">割当株式数</td><td>16,667 株</td></tr>
<tr><td colspan="3">払込金額</td><td>50,001 百万円</td></tr>
<tr><td rowspan="5">割当先の内容</td><td colspan="2">住所</td><td>東京都千代田区大手町一丁目 2 番 3 号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td>代表取締役社長　西村　博</td></tr>
<tr><td colspan="2">資本の額
(平成 16 年 9 月 30 日現在)</td><td>87,280 百万円</td></tr>
<tr><td colspan="2">事業の内容</td><td>生命保険業</td></tr>
<tr><td colspan="2">大株主及び持株比率
(平成 16 年 9 月 30 日現在)</td><td>
<普通株式>
<table>
<tr><th></th><th>持株数
(千株)</th><th>議決権比率
(%)</th></tr>
<tr><td>株式会社三井住友銀行</td><td>194</td><td>14.33</td></tr>
<tr><td>中央三井信託銀行株式会社</td><td>160</td><td>11.78</td></tr>
<tr><td>三井住友海上火災保険株式会社</td><td>130</td><td>9.57</td></tr>
<tr><td>三井物産株式会社</td><td>100</td><td>7.38</td></tr>
<tr><td>三井不動産株式会社</td><td>100</td><td>7.36</td></tr>
<tr><td>日本製紙株式会社</td><td>50</td><td>3.67</td></tr>
<tr><td>株式会社北洋銀行</td><td>40</td><td>2.94</td></tr>
<tr><td>東レ株式会社</td><td>40</td><td>2.94</td></tr>
<tr><td>株式会社東芝</td><td>40</td><td>2.94</td></tr>
<tr><td>株式会社名古屋銀行</td><td>40</td><td>2.94</td></tr>
</table>
(注) 1.　持株数は記載単位未満を切り捨てて表示しております。
2.　議決権比率は小数点第 3 位を切り捨てて小数点第 2 位まで表示しております。
<A種株式>
<table>
<tr><th></th><th>持株数
(千株)</th><th>議決権比率
(%)</th></tr>
<tr><td>株式会社三井住友銀行</td><td>714</td><td>-</td></tr>
<tr><td>中央三井信託銀行株式会社</td><td>335</td><td>-</td></tr>
<tr><td>三井住友海上火災保険株式会社</td><td>15</td><td>-</td></tr>
<tr><td>三井物産株式会社</td><td>10</td><td>-</td></tr>
<tr><td>三井不動産株式会社</td><td>10</td><td>-</td></tr>
</table>
</td></tr>
<tr><td rowspan="4">割当先と当社の関係</td><td rowspan="2">出資関係</td><td>当社が保有している割当先の株式数</td><td>該当事項なし
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td>割当先が保有している当社の株式数</td><td>該当事項なし
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td rowspan="2">取引関係等</td><td>取引関係</td><td>保険取引</td></tr>
<tr><td>人的関係</td><td>該当事項なし</td></tr>
<tr><td colspan="3">当該株券の保有に関する事項についての取決めの内容</td><td>割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。但し、本優先株式の払込期日（平成 17 年 3 月 29 日）後 8 年目の応答日以降はこの限りではない。</td></tr>
</table>

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

<table>
<tr><td colspan="3">割当先の名称</td><td colspan="2">三井住友海上火災保険株式会社</td></tr>
<tr><td colspan="3">割当株式数</td><td colspan="2">10,000 株</td></tr>
<tr><td colspan="3">払込金額</td><td colspan="2">30,000 百万円</td></tr>
<tr><td rowspan="16">割当先の内容</td><td colspan="2">住所</td><td colspan="2">東京都中央区新川二丁目 27 番 2 号</td></tr>
<tr><td colspan="2">代表者の氏名</td><td colspan="2">取締役社長　植村裕之</td></tr>
<tr><td colspan="2">資本の額
(平成 16 年 9 月 30 日現在)</td><td colspan="2">139,595 百万円</td></tr>
<tr><td colspan="2">事業の内容</td><td colspan="2">損害保険業</td></tr>
<tr><td colspan="2" rowspan="12">大株主及び持株比率
(平成 16 年 9 月 30 日現在)</td><td></td><td>発行済株式総数に対する所有株式数の割合(%)</td></tr>
<tr><td>ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）</td><td>6.37</td></tr>
<tr><td>日本マスタートラスト信託銀行株式会社（信託口）</td><td>4.22</td></tr>
<tr><td>日本トラスティ・サービス信託銀行株式会社（信託口）</td><td>4.02</td></tr>
<tr><td>ステート　ストリート　バンク　アンド　トラスト　カンパニー　505103（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）</td><td>3.38</td></tr>
<tr><td>ステート　ストリート　バンク　アンド　トラスト　カンパニー（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）</td><td>2.35</td></tr>
<tr><td>日本生命保険相互会社</td><td>2.16</td></tr>
<tr><td>株式会社三井住友銀行</td><td>1.72</td></tr>
<tr><td>ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン　エス　エル　オムニバス　アカウント（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）</td><td>1.47</td></tr>
<tr><td>ジェーピーエムシービー　ユーエスエー　レジデンツ　ペンション　ジャスデック　レンド　385051（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）</td><td>1.35</td></tr>
<tr><td>住友生命保険相互会社</td><td>1.34</td></tr>
<tr><td></td><td></td></tr>
<tr><td rowspan="4">割当先と当社の関係</td><td rowspan="2">出資関係</td><td>当社が保有している割当先の株式数</td><td colspan="2">該当事項なし
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td>割当先が保有している当社の株式数</td><td colspan="2">普通株式 32,716.86 株
(平成 16 年 9 月 30 日現在)</td></tr>
<tr><td rowspan="2">取引関係等</td><td>取引関係</td><td colspan="2">保険取引</td></tr>
<tr><td>人的関係</td><td colspan="2">該当事項なし</td></tr>
<tr><td colspan="3">当該株券の保有に関する事項についての取決めの内容</td><td colspan="2">割当先が本優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。但し、本優先株式の払込期日（平成 17 年 3 月 29 日）後 8 年目の応答日以降はこの限りではない。</td></tr>
</table>

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

3. 増資による当社発行済株式総数の推移

(1) 増資前の発行済株式総数（平成 17 年 3 月 25 日現在）

種類	発行数（株）
普通株式	6,273,792.49
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	157,187
合計	7,260,979.49

(2) 増資による増加株式数

種類	発行数（株）
第六種優先株式	70,001

(3) 増資後の発行済株式総数

種類	発行数（株）
普通株式	6,273,792.49
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	157,187
第六種優先株式	70,001
合計	7,330,980.49

以　上

【本件に関するお問い合わせ先】
広報部 古舘　TEL 03-5512-2678

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

＜ ご参考 ＞

1. 三井住友フィナンシャルグループの優先株式発行の概要

株式の名称	株式会社三井住友フィナンシャルグループ第1回第六種優先株式（以下、「本優先株式」という。）
発行新株式数	70,001株
発行価額	1株につき3,000,000円
発行価額の総額	210,003,000,000円
発行価額中資本に組み入れない額	1株につき1,500,000円
発行方法	第三者割当の方法により、下記適格機関投資家（証券取引法に定義される。）に割り当てる。 割当先 / 割当株式数 / 払込総額 住友生命保険相互会社 / 23,334株 / 70,002百万円 日本生命保険相互会社 / 20,000株 / 60,000百万円 三井生命保険株式会社 / 16,667株 / 50,001百万円 三井住友海上火災保険株式会社 / 10,000株 / 30,000百万円 合計 / 70,001株 / 210,003百万円
申込期日	平成17年3月28日（月曜日）
払込期日	平成17年3月29日（火曜日）
配当起算日	平成17年3月29日（火曜日）
優先配当金	本優先株式を有する株主（以下、「本優先株主」という。）または本優先株式の登録質権者（以下、「本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。 (1) 優先配当金 1株につき88,500円とする。ただし、平成17年3月29日から平成17年3月31日までの期間に対応する優先配当金については、728円とする。 (2) 非累積条項 ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。 (3) 非参加条項 本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。
優先中間配当金	1株につき44,250円
残余財産の分配	当会社の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当会社の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、本優先株式1株につき3,000,000円を支払う。 本優先株主または本優先登録質権者に対しては、上記3,000,000円の他、残余財産の分配は行われない。
消却	(1) 当会社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。 (2) 当会社は、本優先株式発行後、平成23年3月31日以降はいつでも、本優先株式1株につき3,000,000円で本優先株式の一部又は全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。
議決権	本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。
株式の併合または分割、新株引受権等	当会社は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当会社は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。
優先順位	本優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、当会社の発行する他の優先株式と同順位とする。
上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。	

2. 資金使途

当社100％子会社である株式会社三井住友銀行が新たに発行する同行第1回第六種優先株式の購入資金に充当する予定。

本発表資料は、当社の優先株式発行に関して一般に公表するための記者発表資料であり、投資勧誘を目的として作成されたものではありません。本発表資料によって、日本国内外を問わずいかなる地域においても証券の募集を行うものではありません。

File No. 82-4395
Exhibit B5(g)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Allocation of First Series Type 6 Preferred Stock

TOKYO, March 25, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) hereby announces that it has decided the allocation of shares of the First Series Type 6 Preferred Stock (the "Preferred Stock") resolved to be issued at the meeting of SMFG's Board of Directors held on March 10, 2005 and announced on the same day, as follows:

1. Allocation of shares of the Preferred Stock to be issued

To be allocated to:	Number of shares	Amount to be paid
Sumitomo Life Insurance Company	23,334 shares	70,002 millions of yen
Nippon Life Insurance Company	20,000 shares	60,000 millions of yen
Mitsui Life Insurance Company Limited	16,667 shares	50,001 millions of yen
Mitsui Sumitomo Insurance Company, Limited	10,000 shares	30,000 millions of yen
Total	70,001 shares	210,003 millions of yen

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

2. Outline of the companies to which shares of the Preferred Stock are to be allocated

<table>
<tr><td colspan="3">Company name</td><td>Sumitomo Life Insurance Company</td></tr>
<tr><td colspan="3">Number of shares to be allocated</td><td>23,334 shares</td></tr>
<tr><td colspan="3">Amount to be paid</td><td>70,002 millions of yen</td></tr>
<tr><td rowspan="5">Profile of the company to be allocated the shares</td><td colspan="2">Head Office address</td><td>4-35, Shiromi 1-Chome, Chuo-ku, Osaka, Japan</td></tr>
<tr><td colspan="2">Name of Representative</td><td>Shinichi Yokoyama,
President and Chief Executive Officer</td></tr>
<tr><td colspan="2">Amount of Funds
(as of September 30, 2004)</td><td>279 billions of yen
(includes Reserve for redemption of funds)</td></tr>
<tr><td colspan="2">Business description</td><td>Life insurance business</td></tr>
<tr><td colspan="2">Principal shareholders
(as of September 30, 2004)</td><td>Not applicable</td></tr>
<tr><td rowspan="4">Relationship between the company and SMFG</td><td rowspan="2">Capital relationship</td><td>Number of the company's shares that SMFG holds</td><td>None
(as of September 30, 2004)</td></tr>
<tr><td>Number of SMFG's shares that the company holds</td><td>Common Stock: 113,241 shares
(as of September 30, 2004)</td></tr>
<tr><td rowspan="2">Business relationship etc.</td><td>Business relationship</td><td>Insurance transaction</td></tr>
<tr><td>Personnel relationship</td><td>None</td></tr>
<tr><td colspan="3">Agreement with respect to the shareholdings of the Preferred Stock</td><td>The company shall not transfer shares of the Preferred Stock without prior consent of SMFG, prior to the 8th anniversary of the payment date (March 29, 2005).</td></tr>
</table>

<table>
<tr><td colspan="3">Company name</td><td>Nippon Life Insurance Company</td></tr>
<tr><td colspan="3">Number of shares to be allocated</td><td>20,000 shares</td></tr>
<tr><td colspan="3">Amount to be paid</td><td>60,000 millions of yen</td></tr>
<tr><td rowspan="5">Profile of the company to be allocated the shares</td><td colspan="2">Head Office address</td><td>5-12, Imabashi 3-Chome, Chuo-ku, Osaka, Japan</td></tr>
<tr><td colspan="2">Name of Representative</td><td>Ikuo Uno, President</td></tr>
<tr><td colspan="2">Amount of Funds
(as of September 30, 2004)</td><td>750 billions of yen
(includes Reserve for redemption of funds)</td></tr>
<tr><td colspan="2">Business description</td><td>Life insurance business</td></tr>
<tr><td colspan="2">Principal shareholders
(as of September 30, 2004)</td><td>Not applicable</td></tr>
<tr><td rowspan="4">Relationship between the company and SMFG</td><td rowspan="2">Capital relationship</td><td>Number of the company's shares that SMFG holds</td><td>None
(as of September 30, 2004)</td></tr>
<tr><td>Number of SMFG's shares that the company holds</td><td>Common Stock: 154,389.62 shares
(as of September 30, 2004)</td></tr>
<tr><td rowspan="2">Business relationship etc.</td><td>Business relationship</td><td>Insurance transaction</td></tr>
<tr><td>Personnel relationship</td><td>Mr. Josei Itoh, Chairman of the company, concurrently holds the office of Corporate Auditor of SMFG.</td></tr>
<tr><td colspan="3">Agreement with respect to the shareholdings of the Preferred Stock</td><td>The company shall not transfer shares of the Preferred Stock without prior consent of SMFG, prior to the 8th anniversary of the payment date (March 29, 2005).</td></tr>
</table>

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

Company name			Mitsui Life Insurance Company Limited
Number of shares to be allocated			16,667 shares
Amount to be paid			50,001 millions of yen
Profile of the company to be allocated the shares	Head Office address		2-3, Otemachi 1-Chome, Chiyoda-ku, Tokyo, Japan
	Name of Representative		Hiroshi Nishimura, President
	Amount of Capital (as of September 30, 2004)		87,280 millions of yen
	Business description		Life insurance business
	Principal shareholders (as of September 30, 2004)		See tables below (< Common stock> and <Type A stock>)
Relationship between the company and SMFG	Capital relationship	Number of the company's shares that SMFG holds	None (as of September 30, 2004)
		Number of SMFG's shares that the company holds	None (as of September 30, 2004)
	Business relationship etc.	Business relationship	Insurance transaction
		Personnel relationship	None
Agreement with respect to the shareholdings of the Preferred Stock			The company shall not transfer shares of the Preferred Stock without prior consent of SMFG, prior to the 8th anniversary of the payment date (March 29, 2005).

< Common stock>

	Number of shares (thousands)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	194	14.33
The Chuo Mitsui Trust and Banking Company, Limited	160	11.78
Mitsui Sumitomo Insurance Company, Limited	130	9.57
Mitsui & Co., Ltd.	100	7.38
Mitsui Fudosan Co., Ltd.	100	7.36
Nippon Paper Industries Co., Ltd.	50	3.67
North Pacific Bank, Ltd.	40	2.94
Toray Industries, Inc.	40	2.94
Toshiba Corporation	40	2.94
The Bank of Nagoya, Ltd.	40	2.94

(Note) 1. Number of shares is rounded down to the one-thousand.
(Note) 2. Percentage of voting rights is rounded down to the hundredth digit.

<Type A stock>

	Number of shares (thousands)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	714	-
The Chuo Mitsui Trust and Banking Company, Limited	335	-
Mitsui Sumitomo Insurance Company, Limited	15	-
Mitsui & Co., Ltd.	10	-
Mitsui Fudosan Co., Ltd.	10	-

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

<table>
<tr><td colspan="3">Company name</td><td>Mitsui Sumitomo Insurance Company, Limited</td></tr>
<tr><td colspan="3">Number of shares to be allocated</td><td>10,000 shares</td></tr>
<tr><td colspan="3">Amount to be paid</td><td>30,000 millions of yen</td></tr>
<tr><td rowspan="5">Profile of the company to be allocated the shares</td><td colspan="2">Head Office address</td><td>27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan</td></tr>
<tr><td colspan="2">Name of Representative</td><td>Hiroyuki Uemura,
President and Chief Executive Officer</td></tr>
<tr><td colspan="2">Amount of Capital
(as of September 30, 2004)</td><td>139,595 millions of yen</td></tr>
<tr><td colspan="2">Business description</td><td>Non-life insurance business</td></tr>
<tr><td colspan="2">Principal shareholders
(as of September 30, 2004)</td><td><table>
<tr><td></td><td>Percentage of ownership (%)</td></tr>
<tr><td>The Chase Manhattan Bank N.A. London (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)</td><td>6.37</td></tr>
<tr><td>The Master Trust Bank of Japan, Ltd. (Trust account)</td><td>4.22</td></tr>
<tr><td>Japan Trustee Services Bank, Ltd. (Trust account)</td><td>4.02</td></tr>
<tr><td>State Street Bank and Trust Company 505103 (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)</td><td>3.38</td></tr>
<tr><td>State Street Bank and Trust Company (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)</td><td>2.35</td></tr>
<tr><td>Nippon Life Insurance Company</td><td>2.16</td></tr>
<tr><td>Sumitomo Mitsui Banking Corporation</td><td>1.72</td></tr>
<tr><td>The Chase Manhattan Bank N.A. London SL Omnibus Account (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)</td><td>1.47</td></tr>
<tr><td>JPMCB USA Residents Pension JASDEQ Lend 385051 (Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)</td><td>1.35</td></tr>
<tr><td>Sumitomo Life Insurance Company</td><td>1.34</td></tr>
</table></td></tr>
<tr><td rowspan="4">Relationship between the company and SMFG</td><td rowspan="2">Capital relationship</td><td>Number of the company's shares that SMFG holds</td><td>None
(as of September 30, 2004)</td></tr>
<tr><td>Number of SMFG's shares that the company holds</td><td>Common stock: 32,716.86 shares
(as of September 30, 2004)</td></tr>
<tr><td rowspan="2">Business relationship etc.</td><td>Business relationship</td><td>Insurance transaction</td></tr>
<tr><td>Personnel relationship</td><td>None</td></tr>
<tr><td colspan="3">Agreement with respect to the shareholdings of the Preferred Stock</td><td>The company shall not transfer shares of the Preferred Stock without prior consent of SMFG, prior to the 8th anniversary of the payment date (March 29, 2005).</td></tr>
</table>

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

3. Changes in aggregate number of shares outstanding before and after the issuance:

(1) Aggregate number of shares outstanding before the issuance (as of March 25, 2005):

Type of stock	Number of shares outstanding (shares)
Common Stock	6,273,792.49
Type 1 Preferred Stock	35,000
Type 2 Preferred Stock	100,000
Type 3 Preferred Stock	695,000
Type 4 Preferred Stock	157,187
Total	7,260,979.49

(2) Aggregate number of shares to be increased through the issuance:

Type of stock	Number of shares to be increased (shares)
Type 6 Preferred Stock	70,001

(3) Aggregate number of shares outstanding after the issuance:

Type of stock	Number of shares outstanding (shares)
Common Stock	6,273,792.49
Type 1 Preferred Stock	35,000
Type 2 Preferred Stock	100,000
Type 3 Preferred Stock	695,000
Type 4 Preferred Stock	157,187
Type 6 Preferred Stock	70,001
Total	7,330,980.49

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.

< Reference >

1. Outline of SMFG's issuance of preferred stock

<table>
<tr><td>Name of stock</td><td>First Series Type 6 Preferred Stock of SMFG (the "Preferred Stock")</td></tr>
<tr><td>Number of shares to be issued</td><td>70,001 shares</td></tr>
<tr><td>Issue price</td><td>3,000,000 yen per share</td></tr>
<tr><td>Aggregate amount of issue price</td><td>210,003,000,000 yen</td></tr>
<tr><td>Portion of issue price which will not be accounted for as stated capital</td><td>1,500,000 yen per share</td></tr>
<tr><td>Method of issue:</td><td>The shares will be allocated to the following qualified institutional investors (as defined in the Securities and Exchange Law of Japan) by means of third party allocation.
<table>
<tr><th>To be allocated to:</th><th>Number of shares</th><th>Amount to be paid (millions of yen)</th></tr>
<tr><td>Sumitomo Life Insurance Company</td><td>23,334 shares</td><td>70,002</td></tr>
<tr><td>Nippon Life Insurance Company</td><td>20,000 shares</td><td>60,000</td></tr>
<tr><td>Mitsui Life Insurance Company Limited</td><td>16,667 shares</td><td>50,001</td></tr>
<tr><td>Mitsui Sumitomo Insurance Company Limited</td><td>10,000 shares</td><td>30,000</td></tr>
<tr><td>Total</td><td>70,001 shares</td><td>210,003</td></tr>
</table></td></tr>
<tr><td>Application date</td><td>March 28, 2005 (Monday)</td></tr>
<tr><td>Payment date</td><td>March 29, 2005 (Tuesday)</td></tr>
<tr><td>Date from which dividends shall be deemed to accrue</td><td>March 29, 2005 (Tuesday)</td></tr>
<tr><td>Preferred dividends</td><td>Preferred dividends shall be paid to the holders of Preferred Stock (the "Preferred Stockholders") or the registered pledgees of Preferred Stock (the "Preferred Registered Pledgees") as follows:
(1) Preferred Dividends
88,500 yen per share; provided that the preferred dividends for the period from March 29, 2005 to March 31, 2005 shall be 728 yen per share.
(2) Non-accumulation provision
If the amount of dividends payable to Preferred Stockholders or Preferred Registered Pledgees is less than the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.
(3) Non-participation provision
SMFG shall not pay dividends to Preferred Stockholders or Preferred Registered Pledgees in excess of the amount of the Preferred Dividends.</td></tr>
<tr><td>Preferred Interim Dividends</td><td>44,250 yen per share</td></tr>
<tr><td>Liquidation distribution of residual assets</td><td>In the event that SMFG makes a liquidation distribution of its residual assets, SMFG shall make a distribution of 3,000,000 yen per share of Preferred Stock to Preferred Stockholders or Preferred Registered Pledgees in preference to the holders of the shares of SMFG's common stock (the "Common Stock") or the registered pledgees of the Common Stock.
No liquidation distribution other than the above-mentioned distribution of 3,000,000 yen per share shall be made to Preferred Stockholders or Preferred Registered Pledgees.</td></tr>
<tr><td>Retirement of Preferred Stock</td><td>(1) SMFG may at any time purchase the Preferred Stock and retire the same by reducing the profits distributable to shareholders by an amount equal to the relevant purchase price.
(2) SMFG may, at any time on and after March 31, 2011, redeem all or part of the Preferred Stock at 3,000,000 yen per share. In case of a partial redemption, it will be effected by way of lot or other method.</td></tr>
<tr><td>Voting rights</td><td>Preferred Stockholders shall not have any voting rights at a general meeting of shareholders; provided, however, that if an agenda with respect to the receipt of the Preferred Dividends is not presented at an ordinary general meeting of shareholders, Preferred Stockholders shall have voting rights during the period from such general meeting, or if an agenda with respect to the receipt of the Preferred Dividends is</td></tr>
</table>

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an

	rejected at an ordinary general meeting, from the closing time of such general meeting, up until a resolution is passed to receive the Preferred Dividends.
Consolidation or split of shares, and rights to subscribe for new shares, etc	Except as otherwise provided for by law or regulation, no consolidation or split of shares of Preferred Stock shall be made. SMFG shall not allocate to Preferred Stockholders rights to subscribe for new shares or rights to subscribe for bonds with the share acquisition rights.
Order of priority	The Preferred Dividends, the Preferred Interim Dividends and liquidation distribution of residual assets in respect of the Preferred Stock will rank *pari passu* with those of the other preferred stocks issued by SMFG.
Each of the above items shall be applicable on the condition that necessary notification has been made and necessary approvals and authorizations under the various laws and regulations have become effective.	

2. Use of proceeds

The proceeds of the issuance are to be used for the subscription of shares of the First Series Type 6 Preferred Stock to be newly issued by Sumitomo Mitsui Banking Corporation, a SMFG's wholly-owned subsidiary.

This press release is published in order to publicly announce SMFG's issuance of the Preferred Stock, not to solicit anyone into making any investment. This press release shall not be construed as an offering of securities in or outside of Japan.